

QUANTA 2026 PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



Quanta Services, Inc.

2727 North Loop West
Houston, TX 77008 | (713) 629-7600

TO BE HELD MAY 21, 2026

To our Stockholders:

The annual meeting of stockholders of Quanta Services, Inc. ("Quanta") will be held at the company's corporate headquarters, located at 2727 North Loop West, Houston, Texas 77008, on May 21, 2026, at 8:30 a.m. local time. At the meeting, you will be asked to consider and act upon the following matters, which are more fully described in the accompanying Proxy Statement:

1. Election of ten directors nominated by Quanta's Board of Directors;

2. Approval, by non-binding advisory vote, of the compensation of Quanta's named executive officers for fiscal year 2025;

3. Ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2026; and

4. Action upon any other matters that are properly brought before the meeting, or any adjournments or postponements of the meeting, by or at the direction of the Board of Directors.

Our stockholders of record at the close of business on April 2, 2026, are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the meeting.

By Order of the Board of Directors,

Matthew D. McCoy
Corporate Secretary

Houston, Texas
April 10, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 21, 2026:

The Notice, Proxy Statement and 2025 Annual Report to Stockholders are available at www.proxydocs.com/PWR.

PROXY STATEMENT SUMMARY



Quanta Services, Inc.
2727 North Loop West
Houston, TX 77008 | (713) 629-7600

This summary highlights selected information about the items to be voted on at the 2026 annual meeting of stockholders (the "Annual Meeting") of Quanta Services, Inc. (together with its subsidiaries, "Quanta" or the "Company"). This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire Proxy Statement carefully before voting.

2026 Annual Meeting of Stockholders



Where
The Company's corporate headquarters, located at 2727 North Loop West, Houston, Texas 77008



When
May 21, 2026,
at 8:30 a.m. local time



Record Date
Our stockholders of record at the close of business on April 2, 2026, are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements of the meeting.

Annual Meeting Agenda and Voting Recommendations

Stockholders are being asked to vote on three agenda matters:

Proposal	Board Recommendation
Proposal 1	
Election of ten directors nominated by Quanta's Board of Directors	**FOR Each Director Nominee**
Proposal 2	
Approval, by non-binding advisory vote, of the compensation of Quanta's named executive officers for fiscal year 2025	**FOR**
Proposal 3	
Ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2026	**FOR**

Voting Your Shares

Your vote is important. Even if you plan to attend the Annual Meeting in person, the Board of Directors of Quanta (the "Board") recommends that you cast your vote as soon as possible. Stockholders of record may vote by any of the below methods.

Internet
www.proxypush.com/PWR

Telephone
1-866-390-5316

Mail
If you received a paper copy of the proxy form by mail, complete, sign, date and return your proxy card in the pre-addressed, postage-paid envelope provided.

Proposal 1: Election of Directors

> The Board of Directors unanimously recommends a vote **FOR** the election of each of the director nominees.
>
> ► See page 1 for further information

Director Nominees

The table below provides summary information about each director nominee. Each director nominee is elected annually by a majority of votes cast.

Name, Age, and Principal Position / Experience	Director Since	Committees				
		AC	CC	GNC	FIC	SORC
Earl C. (Duke) Austin, Jr. (56) President and Chief Executive Officer of Quanta	2016					
Warner L. Baxter (64) Independent Former Executive Chairman, President and Chief Executive Officer of Ameren Corporation	2024	● F		●		●
Doyle N. Beneby (66) Independent Chairman of the Board of Quanta and Former President and Chief Executive Officer of Midland Cogeneration Venture	2016					
Bernard Fried (69) Independent Principal of BF Consulting and Former Chief Executive Officer of Plastikon Industries, Inc.	2004		●		●	●
Worthing F. Jackman (61) Independent Former President and Chief Executive Officer of Waste Connections, Inc.	2005	● F			●	
Joseph Kim (54) Independent President, Chief Executive Officer and Director of Sunoco GP LLC, general partner of Sunoco LP	-					
Holli C. Ladhani (55) Independent Former President and Chief Executive Officer of Select Energy Services, Inc.	2021	● F			●	
Jo-ann M. dePass Olsovsky (61) Independent Former Executive Vice President and Chief Information Officer of Salesforce, Inc.	2024		●		●	●
R. Scott Rowe (55) Independent President, Chief Executive Officer and Director of Flowserve Corporation	2022		●	●		●
Martha B. Wyrsch (68) Independent Former Executive Vice President and General Counsel of Sempra Energy	2019		●	●		

Committees
AC - Audit Committee
GNC - Governance and Nominating Committee
CC - Compensation Committee
FIC - Finance and Investment Committee
SORC - Safety, Operations and Risk Committee

● Chairman
● Member
F Financial Expert

Snapshot of 2026 Director Nominees



Independence
90%
Directors
All director nominees are independent except the CEO
9
1
Independent
Non Independent
Tenure
8.3
Years Average Tenure
5
3
2
0-5 years
6-12 years
12+ years
Age
61
Years Average Age
1
6
3
<55
55-65
66+

Board Qualifications, Skills and Experience

The Board regularly reviews the desired qualifications, skills and experiences that it believes are appropriate to oversee Quanta's business and long-term strategy. Attributes brought by director nominees include:



Attribute	Nominees
Industry Experience	10/10
Risk Oversight and Management	10/10
Operations/Strategic Planning	10/10
Senior Leadership	10/10
Finance/Accounting/Capital Allocation	8/10
Government/Regulatory	6/10
Human Capital Management / Safety Leadership	9/10
Legal/Compliance	4/10
Corporate Governance, Responsibility & Sustainability	8/10
Technology / Innovation	5/10
Cybersecurity / Information Security	2/10
Other Public Company Board Experience	8/10

Corporate Governance Highlights

We are committed to strong governance standards, as evidenced by the key best practices below.

- ✓ Annual election of directors
- ✓ Majority voting standard for election of directors in uncontested elections
- ✓ Director resignation policy
- ✓ Holders of Quanta common stock vote as a single class on all matters
- ✓ Separate Independent Chairman of the Board and Chief Executive Officer
- ✓ Annual stockholder engagement
- ✓ Robust stock ownership requirements for directors and officers

✓ Meaningful annual limit on non-employee director compensation
✓ Code of Conduct that applies to all directors, officers and employees
✓ Robust oversight process of business strategy, risk management and corporate sustainability and responsibility matters
✓ Commitment to Board refreshment and composition aligned with the strategic direction of the Company

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors unanimously recommends a vote **FOR** the advisory resolution approving the compensation of Quanta's named executive officers for fiscal year 2025.

▶ See page 31 for further information

Compensation Overview

During 2025, Quanta continued to utilize its innovative approach to its infrastructure solutions, combined with the strength of its portfolio of services, to perform at a high level and produce superior operational and financial results. Quanta achieved many strategic, operational and financial accomplishments throughout the Company. The Company achieved many record financial results, including record annual revenues, net income attributable to common stock, adjusted EBITDA and earnings per share, as well as record net cash provided by operating activities and free cash flow. Quanta also ended 2025 with record remaining performance obligations and backlog, exemplifying the accelerating demand across the Company's markets and positioning the Company well for 2026.

Quanta continued to develop and expand key service offerings and enhance the Company's position as a total solutions provider for its customers as they continue to execute significant capital budgets in response to overall load growth, which is being driven by technology advancements and grid resilience and security initiatives. In furtherance of these strategic initiatives, during 2025 Quanta completed eight acquisitions that augmented its existing solutions offerings, including with respect to mechanical infrastructure solutions, civil solutions and aviation services, as well as a strategic supply chain investment in a company that specializes in harvesting, treating and manufacturing wood poles for the utility and telecommunication industries. Of note, Quanta completed the strategic acquisition of Dynamic Systems (DSI), LLC, a provider of turnkey mechanical, plumbing and process infrastructure solutions to a diversified customer base that includes technology, semiconductor, healthcare and other load center markets, which provides Quanta with a mechanical solutions platform that expands and diversifies its customer base and enhances its ability to provide cost- and labor-certain infrastructure solutions at scale. Quanta believes its consistent performance and these accomplishments are indicative of the strength of its solutions-based strategy and remains focused on delivering superior financial performance and returning value to its stockholders. Quanta also remains focused on continuing its commitments to all stakeholders of the Company, including the safety and training of its workforce and responsible performance within communities in which it operates.

With respect to performance under the Company's 2025 annual incentive plan, the overall achievement percentage was 126.8% of target performance, which was driven by significant year-over-year improvement and above-target performance with respect to the earnings- and margin-based performance metrics, partially offset by performance slightly below target with respect to the safety performance improvement metric. Quanta also completed an exceptional 2023-2025 performance cycle that resulted in an achievement percentage of 188.5% of target performance under the 2023 long-term incentive plan, driven by continued improvement in the utilization of capital. Additionally, the financial performance targets and metrics included in the Company's 2025 annual and long-term incentive plans continue to generally represent improvement over historical performance and prior targets and support Quanta's strategic initiatives with respect to increased earnings and improvement in return on invested capital.

2025 Target Compensation Mix

Quanta's named executive officer ("NEO") compensation is primarily comprised of base salary, short-term cash incentives and long-term equity incentives. Target award levels generally reflect competitive market levels and practices, with upside opportunity for performance above target levels, and performance measures are chosen to align the interests of executives with stockholders.

Mr. Austin



9%
Base Salary

13%
Short-Term
Cash
Incentive

78%
Long-Term
Equity
Incentive

91%
At Risk

Other NEOs (Total)



19%
Base Salary

20%
Short-Term
Cash
Incentive

61%
Long-Term
Equity
Incentive

81%
At Risk

2025 Long-Term Incentive Plan Equity Mix

A significant portion of equity-based incentive awards (70% with respect to the Chief Executive Officer ("CEO") and President of Electric Power and 60% with respect to other NEOs) is tied to measurable Company performance over a 3-year performance period.

CEO and President - Electric Power



30%
Time-Based

70%
Performance-Based

Other NEOs



40%
Time-Based

60%
Performance-Based

Elements of Executive Compensation

	Element and Form of Compensation	Performance / Payment Criteria	Purpose
FIXED	**Base Salary** Cash	Individual performance and experience in the role are factors	To provide fixed compensation necessary to attract and retain key executives, and offset variability that may impact performance-based compensation
AT RISK	**Short-Term Incentive** Cash	Tied to the achievement of performance targets related to (i) adjusted EBITDA; (ii) adjusted EBITDA margin; and (iii) safety performance	To incentivize and reward achievement of annual financial and operational performance targets, which focus on profitable growth and safe execution
	Long-Term Incentive Performance Stock Units ("PSUs")	Cliff-vest at the end of a 3-year performance period Tied to the achievement of return on invested capital and cumulative adjusted earnings per share, as well as relative total stockholder return	To incentivize achievement of our long-term financial performance targets that focus on strategic initiatives, including effective deployment of capital and earnings growth To align management and stockholder interests and to attract and promote retention of key executives
	Restricted Stock Units ("RSUs")	Vest over three years in equal annual installments	To align management and stockholder interests and attract and promote retention of key executives
OTHER	**Other Compensation** Retirement Benefits and Perquisites	Not applicable	To maintain the health and safety of executives To provide a competitive compensation package and, in certain cases, optimize key executives' time

Compensation Governance

We are committed to strong governance standards that ensure our executive compensation program is closely aligned with the interests of our stockholders and other stakeholders, as evidenced by the policies and practices described below.

What We Do ✓

✓ **Stock Ownership Guidelines.** We maintain meaningful stock ownership guidelines that align our executives' long-term interests with those of our stockholders and discourage excessive risk-taking.

✓ **Clawback Policy.** We maintain clawback policies that permit the Company to recover from executive officers and key employees of Quanta and its subsidiaries cash or equity incentive compensation in certain circumstances involving a restatement of the Company's financial statements.

✓ **Annual Review.** Our Compensation Committee engages its own independent compensation consultant, which performs an annual comprehensive market analysis of our executive compensation program and pay levels.

✓ **Performance-Based Compensation.** The majority of the target compensation for our NEOs is subject to objective and measurable key financial and operational performance metrics, including earnings, margin, return on capital and employee safety performance.

✓ **Annual Say-on-Pay Vote.** We provide our stockholders with an annual opportunity to participate in an advisory vote on NEO compensation.

✓ **Performance Thresholds and Maximums.** All performance-based awards require that the Company achieve a threshold level of performance to receive any award and provide for a cap on the maximum award in the event the established performance criteria is dramatically exceeded.

✓ **Modest Perquisites.** Our NEOs receive a modest amount of perquisites, which are intended to promote health and safety, provide convenience in light of the demands of their positions, assist them in serving necessary business purposes, and provide a competitive compensation package (e.g., executive physical program, allowance for certain designated items).

What We Don't Do

X **Pledging.** We maintain an anti-pledging policy that prohibits directors and executive officers from pledging Quanta securities as collateral for a loan absent pre-clearance and demonstration of financial capacity to repay without resorting to the pledged securities.

X **Hedging.** We maintain an anti-hedging policy that prohibits directors and executive officers from hedging the economic risk of ownership of Quanta common stock.

X **Gross-Up.** Our employment agreements with NEOs do not provide for gross-ups of excise taxes on severance or other payments in connection with a change in control.

X **Single-Trigger Equity Awards.** Equity awards granted subsequent to August 2023 are subject to double-trigger vesting in connection with a change in control in which the transaction consideration does not consist solely of cash.

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2026.

▶ See page 75 for further information

TABLE OF CONTENTS

Board Recommendation ✓X

QUANTA BOARD OF DIRECTORS

Proposal 1: Election of Directors

The Board of Directors unanimously recommends a vote FOR the election of each of the director nominees.

The Board currently consists of ten directors, whose current terms of office all expire at the Annual Meeting. Raúl Valentín, currently a member of our Board, has chosen not to stand, and has not been nominated for, re-election at the Annual Meeting. Having considered the size, structure and composition of the Board, as well as the strategic direction of the Company and the Board's responsibility for oversight of risks facing the Company, and based on the recommendation of the Governance and Nominating Committee, the Board approved the nomination of Joseph Kim for election at the Annual Meeting, so that the Board shall thereafter continue to consist of ten directors until otherwise determined in accordance with Quanta's bylaws.

The Board proposes that the following ten nominees be elected for a new term of one year or until their successors are duly elected and qualified or until their earlier death, resignation or removal. Each of the nominees has consented to serve if elected. If a nominee becomes unwilling or unavailable to serve as a director, the Board may designate a substitute nominee or reduce the number of directors that constitute the Board. In that case, the persons named as proxies will vote for the substitute nominee designated by the Board. Proxies cannot be voted for a greater number of persons than the number of nominees named below.

The Board unanimously recommends a vote FOR the election of Ms. Ladhani, Ms. dePass Olsovsky and Ms. Wyrsch and Messrs. Austin, Baxter, Beneby, Fried, Jackman, Kim and Rowe.

Director Nominees

The following provides biographical information about each director nominee, including a description of the experience, qualifications and skills that have led the Board to determine that each nominee should serve on the Board.

EARL C. (DUKE) AUSTIN, JR.



Director Since March 2016
Age: 56
Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Government / Regulatory
- Human Capital Management / Safety Leadership
- Legal / Compliance
- Corporate Governance, Responsibility and Sustainability
- Technology / Innovation

Positions with Quanta
- President
- Chief Executive Officer

Business Experience

Quanta Services, Inc.
- Board Member, President and Chief Executive Officer since March 2016
- Chief Operating Officer from January 2013 until January 2022
- President of the Electric Power Division and Oil and Gas Division from May 2011 until December 2012 and had responsibility for oversight of power and pipeline operations since January 2011
- President of the Oil and Gas Division from October 2009 until May 2011

North Houston Pole Line, L.P., an electric and natural gas specialty contractor and subsidiary of Quanta
- President from 2001 until September 2009.

Other Board Experience
- Member of the Texas State University System Board of Regents
- Director of the Southwest Line Chapter of the National Electrical Contractors Association

Education
- Bachelor of Arts degree in Business Management

Qualifications

Mr. Austin has a demonstrated record of achievement and leadership with Quanta. Through his experience as Chief Executive Officer and Chief Operating Officer of Quanta, Mr. Austin brings to the Board insight and information regarding all aspects of the Company's strategy, operations and business. During his tenure as Chief Executive Officer, Quanta has, among other accomplishments, achieved record financial performance and growth; completed strategic acquisitions and investments that have expanded Company's solutions offerings and addressable markets; and implemented significant training and safety initiatives in support of Quanta's craft skilled workforce. Mr. Austin also has extensive technical expertise and knowledge of, and more than 30 years of experience working in, the industries Quanta serves.

WARNER L. BAXTER



Director Since May 2024

Age: 64

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Government / Regulatory
- Human Capital Management / Safety Leadership
- Corporate Governance, Responsibility and Sustainability

Committee Memberships
- Audit
- Governance and Nominating
- Safety, Operations and Risk (Chairman)

Business Experience

Ameren Corporation, a publicly traded regulated electric and gas utility company serving customers in Missouri and Illinois
- Executive Chairman from January 2022 until November 2023
- Chairman, President and Chief Executive Officer from 2014 until January 2022
- Executive Vice President and Chief Financial Officer from 2003 until 2009

Ameren Missouri, a division of Ameren Corporation
- Chairman, President and Chief Executive Officer from 2009 until 2014

PricewaterhouseCoopers LLP
- Various roles, including Senior Manager, at PricewaterhouseCoopers LLP from 1983 to 1995

Other Board Experience
- Director of WEC Energy Group, a publicly traded regulated electric and gas utility company, from January 2025 until present
- Director of U.S. Bancorp, a bank holding company, from 2015 until present
- Director of UMB Financial Corporation, a commercial banking company, from 2013 until 2015
- Chairman of the Board of Directors of the Edison Electric Institute, an association representing all U.S. investor-owned electric companies, from June 2022 until June 2023
  - Vice Chairman from 2020 until June 2022
- Chair of the Electric Power Research Institute, a leading, independent not-for-profit research and development organization, from April 2017 until April 2018

Education
- Bachelor of Science degree in Accounting

Qualifications

Mr. Baxter brings to the Board his extensive experience as a senior executive and director at publicly traded regulated electric power and natural gas utilities, including as president, chief executive officer, chief financial officer and director. His experience provides valuable customer- and industry-based insights, and brings significant risk oversight, operations and strategic planning knowledge to the Board, as well as expertise and knowledge related to legislative and regulatory matters, corporate governance, sustainability leadership, financial reporting and accounting, and human capital management, including safety, talent development, and compensation.

DOYLE N. BENEBY



Director Since March 2016
Chairman of the Board
Age: 66
Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Government / Regulatory
- Human Capital Management / Safety Leadership
- Corporate Governance, Responsibility and Sustainability

Business Experience

Midland Cogeneration Venture, a natural gas-fired combined electrical and energy generating plant located in the United States
- President and Chief Executive Officer from November 2018 until September 2022

New Generation Power International
- Chief Executive Officer from October 2015 until May 2016

CPS Energy
- President and Chief Executive Officer from August 2010 until September 2015

Other Board Experience

- Director of West Fraser Timber Co. Ltd., a publicly traded forestry company, from April 2023 to present
- Director of Korn Ferry, a publicly traded global organizational consulting firm, from September 2015 to present
- Northland Power Inc., a power producer listed on the Toronto Stock Exchange, from May 2024 to present
- Director of Capital Power Corp., a publicly traded independent power generation company, from May 2012 until April 2024

Education

- Bachelor of Science degree in Engineering
- Master of Business Administration

Qualifications

Mr. Beneby brings to the Board his extensive experience as a senior executive at private and municipal utilities and at various energy companies, as well as his experience as a director at public energy and service companies, through which he has a deep knowledge of the industries Quanta serves. Mr. Beneby also brings to the Board significant experience with respect to strategic and operational decision-making, capital allocation, employee management and safety matters and oversight of risk management matters, including the impact of corporate responsibility and sustainability-related issues.

BERNARD FRIED



Director Since March 2004
Age: 69

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Technology / Innovation
- Cybersecurity / Information Security

Committee Memberships
- Compensation
- Finance and Investment
- Safety, Operations and Risk

Business Experience

BF Consulting, a provider of management consulting services
- Principal from September 2011 to present

Plastikon Industries, Inc., a plastics manufacturing company
- Chief Executive Officer and director from April 2016 until September 2017

OpTerra Energy Group, an energy conservation measures services provider
- Executive Chairman from June 2012 until February 2016

Energy Solutions International, a software provider to the pipeline industry
- Executive Chairman from March 2011 until May 2015

Siterra Corporation, a software services provider
- Chief Executive Officer and President from May 2005 until March 2011

Citadon, Inc., a software services provider
- Chief Executive Officer and President from 2001 until November 2003,

Bechtel Enterprises, Inc.
- Chief Financial Officer and Managing Director from 1997 until 2000.

Education

- Bachelor of Engineering degree
- Master of Business Administration

Qualifications

Mr. Fried brings to the Board his executive management experience, including at companies within Quanta's industries, and his prior service on company boards, including experience with companies involved in domestic and international large-project construction management and within the energy industry. Mr. Fried also brings extensive executive-level and consulting experience working with technology-based companies, as well as valuable knowledge with respect to operations, risk oversight, information technology systems, human resources, finance and international business.

WORTHING F. JACKMAN



Director Since May 2005

Age: 61

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Human Capital Management /Safety Leadership
- Corporate Governance, Responsibility and Sustainability

Committee Memberships
- Audit (Chairman)
- Finance and Investment

Business Experience

Waste Connections, Inc., a publicly traded integrated solid waste services company
- Chief Executive Officer and director from July 2019 until April 2023
- President from July 2018 until April 2023
- Executive Vice President and Chief Financial Officer from September 2004 until July 2018
- Vice President – Finance and Investor Relations from April 2003 until August 2004.

Deutsche Bank Securities, Inc., previously Alex. Brown & Sons, an investment banking firm
- Various positions from 1991 until April 2003, most recently serving as Managing Director, Global Industrial and Environmental Services Group

Other Board Experience

- Executive Chairman of WillScot Holdings Corporation, a publicly traded mobile storage solutions and modular building business, from September 2025 to present and Director from October 2024 until June 2025 and Independent Chairman from June 2025 until September 2025
- Director of Waste Connections, Inc., an integrated solid waste services company, from July 2019 until April 2023

Education

- Bachelor of Science degree in Business Administration – Finance
- Master of Business Administration

Qualifications

Mr. Jackman brings to the Board his extensive senior management experience, including as chief executive officer and chief financial officer of a public company. As the former president and chief executive officer of a company that relies on a large workforce to provide quality services to customers, he also provides the Board with valuable insights with respect to development of strategies around human capital management and engagement, as well as other corporate responsibility and sustainability practices. Mr. Jackman also brings to the Board substantial financial, accounting and acquisition expertise developed throughout his career, including through his investment banking experience, and that are valuable to the Board when evaluating the Company's business strategy and significant capital allocation decisions.

JOSEPH KIM



Director Nominee
Age: 54
Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Human Capital Management /Safety Leadership
- Legal / Compliance
- Corporate Governance, Responsibility and Sustainability
- Technology / Innovation

Business Experience

Sunoco LP, a publicly traded energy infrastructure and fuel distribution master limited partnership
- President, Chief Executive Officer and director of Sunoco GP LLC, general partner of Sunoco LP, from January 2018 until present
- President and Chief Operating Officer of Sunoco GP LLC from June 2017 until December 2017
- Executive Vice President and Chief Development Officer of Sunoco GP LLC from October 2015 until June 2017

Pizza Hut, Inc., a division of Yum! Brands, Inc., a publicly traded company that franchises or operates an international system of restaurant chains
- Chief Operating Officer from 2013 until 2015

Valero Energy Corporation, a publicly traded, American-based fuels producer mostly involved in manufacturing and marketing transportation fuels and other related products
- Various roles, including Senior Vice President – Retail Strategy and Growth from 1998 until 2013

Arthur Andersen LLP, an accounting firm that provided auditing, tax advising, consulting and other professional services
- Various roles, Audit and Consulting from 1993 until 1998

Other Board Experience
- Director of Sunoco GP LLC, general partner of Sunoco LP, from January 2018 to present

Education
- Bachelor of Arts degree in Business Administration

Qualifications

Mr. Kim is expected to bring to the Board his extensive experience as a senior executive and director at publicly traded companies, including as president, chief executive officer and chief operating officer. Mr. Kim also brings to the Board experience with respect to operational matters, including supply chain and logistical matters, as well as technical expertise associated with the energy industry and experience related to human capital management and talent development. His experience is also expected to be additive to the Board with respect to oversight of risk management and strategic planning, including decision making associated with strategic acquisitions and investments, as well as other capital allocation matters. Mr. Kim also has substantial financial and accounting expertise and is a financial expert within the meaning of SEC regulations.

HOLLI C. LADHANI



Director Since July 2021
Age: 55

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Human Capital Management /Safety Leadership
- Corporate Governance, Responsibility and Sustainability

Committee Memberships
- Audit
- Finance and Investment (Chairman)

Business Experience

Select Energy Services, Inc., a publicly traded provider of water management and chemical solutions to the energy industry
- President, Chief Executive Officer and director from November 2017 until January 2021

Rockwater Energy Solutions, Inc., a provider of water management and chemical solutions to the energy industry
- Chairman, President and Chief Executive Officer from 2015 until November 2017
- Various other positions from 2011 until 2015, including Executive Vice President – Chemical Technologies and Chief Financial Officer

Dynegy Inc., then a publicly traded independent power producer
- Executive Vice President and Chief Financial Officer from 2005 until 2011
- Various other positions from 2000 until 2005, including Chief Accounting Officer and Treasurer

PricewaterhouseCoopers LLP
- Various positions from 1992 until 2000, including Senior Manager

Other Board Experience

- Director of Amrize Ltd., a publicly traded advanced building solutions provider, from June 2025 to Present
- Director of Kayne Anderson Energy Infrastructure Fund, Inc., a publicly traded fund offering diversified exposure to North American energy Infrastructure, from May 2025 to Present
- Director of Marathon Oil Corporation, then a publicly traded independent exploration and production company, from March 2021 until November 2024
- Director of Noble Energy, Inc., a publicly traded independent exploration and production company, from 2017 until October 2020
- Director of Atlantic Power Corporation, a publicly traded independent power producer, from 2010 until 2018
- Director of Rosetta Resources Inc., a publicly traded independent exploration and production company, from 2013 until 2015
- Ms. Ladhani also currently serves on the Board of Trustees at Rice University

Education

- Bachelor of Arts degree in Business Administration
- Master of Business Administration

Qualifications

Ms. Ladhani brings to the Board her extensive executive management experience, including in chief executive officer and chief financial officer roles for companies within the energy industry, as well as extensive experience serving on boards of other public and private companies. Ms. Ladhani has developed a broad range of operational and technical expertise through her senior leadership and board roles, including with respect to financial and accounting matters, risk management oversight, strategic planning and capital allocation, all of which is valuable to the Board in overseeing Quanta's diverse and dynamic operations and business strategy.

JO-ANN M. DEPASS OLSOVSKY



Director Since May 2024
Age: 61
Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Government / Regulatory
- Human Capital Management / Safety Leadership
- Technology / Innovation
- Cybersecurity / Information Security

Committee Membership
- Compensation
- Finance and Investment
- Safety, Operations and Risk

Business Experience

Salesforce.com, Inc., a publicly traded cloud-based software company
- Executive Vice-President and Chief Information Officer from February 2018 until August 2022

BNSF Railway, a large North American freight railroad network
- Various leadership roles from 2006 until 2018, including as Senior Vice-President and Chief Information Officer

Other Board Experience
- Director of Canadian National Railway Company, a publicly traded freight railway headquartered in Canada serving customers in Canada, the United States and Mexico, from October 2021 to present

Education
- Bachelor of Science degree in Business Management
- Master in Business Administration
- Master in Project Management

Qualifications

Ms. dePass Olsovsky brings to the Board extensive experience leading large organizations, including both unionized and management team members. She has significant expertise overseeing technology- and innovation-related matters, including information technology systems, advanced technologies (including artificial intelligence tools), large-scale systems implementation, telecommunications, field operations, and cybersecurity functions, which she has developed through service as chief information officer of large publicly traded companies in regulated industries, as well as through service as a director of a high-tech cloud native artificial intelligence-enabled big data management company. Ms. dePass Olsovsky has also developed experience in risk oversight of critical global network systems and infrastructure, as well as M&A system integration. She also brings substantial supply chain and logistics expertise to the Board, acquired through senior leadership and director roles with large telecommunications and railway companies, as well as significant knowledge with respect to risk oversight, human resources management, and strategic planning through serving as an executive officer and director of publicly traded companies.

R. SCOTT ROWE



Director Since July 2022
Age: 55

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Government / Regulatory
- Human Capital Management / Safety Leadership
- Legal / Compliance
- Corporate Governance, Responsibility and Sustainability
- Technology / Innovation

Committee Memberships
- Compensation (Chairman)
- Governance and Nominating
- Safety, Operations and Risk

Business Experience

Flowserve Corporation, a publicly traded developer and manufacturer of precision-engineered flow control systems that support global infrastructure industries, including energy, chemical, power generation and water management, and certain general industrial markets
- President, Chief Executive Officer and director from April 2017 to present

Cameron Group of Schlumberger Ltd., an operating company of Schlumberger Limited, a publicly traded company that provides solutions and technologies to energy customers
- President from 2016 until 2017
- President and Chief Executive Officer from 2015 until 2016 (prior to the acquisition of Cameron by Schlumberger)
- President and Chief Operating Officer from 2014 until 2015 (prior to the acquisition of Cameron by Schlumberger)
- Director from 2014 until 2016
- Division President from 2008 until 2014

Mr. Rowe also previously served as a captain in the United States Army

Other Board Experience
- Director of Flowserve Corporation from April 2017 until present

Education
- Bachelor of Science degree in Engineering Management
- Master of Business Administration

Qualifications

As president, chief executive officer and director of a large publicly traded company, Mr. Rowe brings to the Board significant leadership, operational and financial experience, as well as significant experience with respect to corporate governance matters. Through his responsibility for oversight of a large workforce, he also provides a valuable perspective to the Board with respect to oversight and development of human capital and organizational culture and values. Mr. Rowe also brings, through his senior leadership roles, significant technical expertise associated with the energy industry and technology and innovation-related matters, including advanced manufacturing operations, which is valuable to the Board in overseeing the Company's operations and strategy, including supply chain initiatives.

MARTHA B. WYRSCH



Director Since October 2019

Age: 68

Key Skills and Attributes
- Industry Experience
- Risk Oversight and Management
- Operations / Strategic Planning
- Senior Leadership
- Finance / Accounting / Capital Allocation
- Government / Regulatory
- Human Capital Management / Safety Leadership
- Legal / Compliance
- Corporate Governance, Responsibility and Sustainability

Committee Memberships
- Compensation
- Governance and Nominating (Chairman)

Business Experience

Sempra Energy, a publicly traded energy infrastructure and services company with operations in the United States and internationally
- Executive Vice President and General Counsel from September 2013 until March 2019

Vestas American Wind Technology, a wind turbine services company
- President – North America from 2009 until 2012

Spectra Energy Transmission, a natural gas transmission and storage business in the United States and Canada
- President and Chief Executive Officer from 2007 until 2008

Duke Energy Corporation
- Various roles of increasing responsibility from 1999 through 2007, including as President and Chief Executive Officer, Gas Transmission from 2005 until 2007

Other Board Experience

- Director of National Grid plc, a publicly traded electricity and gas utility company, from September 2021 to present
- Director of First American Financial Corporation, a publicly traded financial services company, from May 2018 until January 2026
- Director of Spectris plc, a provider of specialty instrumentation and controls that is listed on the London Stock Exchange, from 2012 until 2021
- Director of Noble Energy, Inc., a publicly traded independent oil and natural gas exploration and production company, from December 2019 until October 2020

Education

- Bachelor of Arts degree
- Juris Doctor degree

Qualifications

Ms. Wyrsch brings to the Board extensive experience as an executive officer of large, publicly traded utility and energy companies and as a public company director. Through these roles, she has substantial experience with respect to oversight of operational, financial and strategic matters and provides a valuable customer-based perspective from the industries Quanta services. With her experience across a wide range of public companies, Ms. Wyrsch also brings to the Board significant technical expertise with respect to legal matters, corporate governance and risk oversight, as well as experience with respect to addressing evolving sustainability and corporate responsibility matters.

Mix of Skills, Experience, and Other Attributes of Director Nominees

Our director nominees have an effective mix of backgrounds, knowledge, and skills. The table below provides a summary of certain collective competencies and attributes of the director nominees. The lack of an indicator for a particular item does not mean that the director nominee does not possess that skill or experience, and we look to each director to be knowledgeable in all of these areas. Rather, the indicator represents that the item is a core competency that the director nominee brings to the Board. Our director nominees also have a wide range of additional skills and experience not mentioned, which are further described in their biographies above.

	Austin	Baxter	Beneby	Fried	Jackman	Kim	Ladhani	Olsovsky	Rowe	Wyrsch
Knowledge, Skills and Experience										
Industry Experience Understanding of, and experience in, the industries or markets Quanta serves as a result of serving as a director or executive officer of a company that operates in such industries or markets	■	■	■	■	■	■	■	■	■	■
Risk Oversight and Management Experience as a chief executive officer, president or other executive officer of a public or private company with responsibility for, among other things, oversight of risk management processes	■	■	■	■	■	■	■	■	■	■
Operations / Strategic Planning Experience in an executive officer role responsible for the oversight of operations and the development of a business strategy for a public or private company	■	■	■	■	■	■	■	■	■	■
Senior Leadership Business and strategic management experience from service in a significant leadership position, such as a chief executive officer, chief financial officer or other senior leadership role	■	■	■	■	■	■	■	■	■	■
Finance / Accounting / Capital Allocation Experience as a chief financial officer of, or service in a similar financial oversight function for, a public or private company or meets the definition of financial expert within the meaning of U.S. Securities and Exchange Commission ("SEC") regulations	■	■		■	■	■	■		■	■
Government / Regulatory Service in, or experience interacting with, governmental or regulatory entities	■	■	■					■	■	■
Human Capital Management / Safety Leadership Experience overseeing human capital management and talent development and training, as well as safety programs	■	■	■		■	■	■	■	■	■
Legal / Compliance Experience overseeing the legal department or compliance group of a public company (including as general counsel or current chief executive officer) or practicing law or holds a legal degree	■					■			■	■
Corporate Governance, Responsibility and Sustainability Experience with governance principles or corporate responsibility and sustainability initiatives	■	■	■		■				■	■
Technology / Innovation Experience with advanced technologies (e.g., artificial intelligence) and innovation at large public or private companies, including through consulting on such matters or oversight of such matters as a department leader or current chief executive officer	■			■		■		■	■	
Cybersecurity / Information Security Experience with oversight or management of cybersecurity and information security risks				■				■		
Other Public Company Board Experience Current or prior service on the board of directors of a public company		■	■		■	■	■	■	■	■

	Austin	Baxter	Beneby	Fried	Jackman	Kim	Ladhani	Olsovsky	Rowe	Wyrsch	Average
Demographics and Attributes											
Independence Independent within the meaning of SEC regulations, New York Stock Exchange ("NYSE") corporate governance listing standards and our Corporate Governance Guidelines		■	■	■	■	■	■	■	■	■	
Gender	Male	Male	Male	Male	Male	Male	Female	Female	Male	Female	
Race/Ethnicity	White / Caucasian	White / Caucasian	Black / African American	White / Caucasian	White / Caucasian	Asian	White / Caucasian	Hispanic	White / Caucasian	White / Caucasian	
Age (in years)	56	64	66	69	61	54	55	61	55	68	61
Tenure (in years)	10	2	10	22	21	—	5	2	4	7	8.3

CORPORATE GOVERNANCE

We are committed to having sound corporate governance practices that maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. In that regard, the Board has adopted guidelines that provide a framework for the governance of Quanta, and we continually review these guidelines and regularly monitor developments in the area of corporate governance. Our Corporate Governance Guidelines are posted in the Investors / Governance section of our website at **www.quantaservices.com**.

Board Leadership Structure

The Board believes that the leadership structure of Quanta's Board should include either an independent non-executive Chairman of the Board or a Lead Director who satisfies Quanta's standards for independence. In May 2024, the Board appointed Doyle Beneby, an independent director, as non-executive Chairman of the Board to serve as such until his successor is duly elected and qualified at the next annual meeting of the Board or until his earlier resignation or removal. The roles of Chairman of the Board and Chief Executive Officer were separated at Quanta in 2013, and the Board continues to believe that having a non-executive Chairman of the Board is in the best interests of the Company and its stockholders, due in part to the ever-increasing demands made on boards of directors under federal securities laws, national stock exchange rules and other federal and state regulations. The separation of the positions allows the Chairman of the Board to focus on management of Board matters, as described further below, and allows Quanta's Chief Executive Officer to focus his attention on managing our business. Additionally, we believe the separation of these roles contributes to the independence of the Board in its oversight role and in assessing the performance of our Chief Executive Officer and management generally.

The Board reviews its leadership structure from time to time to assess whether it continues to serve the best interests of Quanta and its stockholders. In the future, the Board may determine, based on changing circumstances or characteristics of the Board or the Company or otherwise, that a director who is not independent is best situated to serve as Executive Chairman of the Board. Factors that may impact that determination may include, but are not limited to, whether such Executive Chairman possesses the detailed and in-depth knowledge of the issues, opportunities and challenges facing Quanta and its business and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. Such a determination could be impacted by, among other things, the future composition of the Board, including the length of tenure of the independent directors, or any succession plans for the Company's Chief Executive Officer. In the event such a determination is made, the Board believes there are effective counter-balancing measures to ensure that Quanta maintains high standards of corporate governance and proper independent oversight, including the requirement under our Corporate Governance Guidelines to appoint a Lead Director, as described further below.

If, in the future, the Board elects to have a unified leadership structure and appoints an Executive Chairman of the Board, we would publicly disclose such a change in a timely manner through a press release and/or a Current Report on Form 8-K. Pursuant to our Corporate Governance Guidelines, such determination would ultimately be made by the Board, and we generally would not expect to seek prior input from our stockholders regarding any specific decision-making process with respect to Board leadership. However, we have engaged in discussions with stockholders regarding board leadership structure in the past, including in connection with our annual stockholder engagement program described in *Engagement and Communications with the Board* below. We value those discussions, as well as any additional feedback we receive on this issue in the future, and would expect to consider stockholder perspectives in connection with any future decisions on board leadership structure, including a decision to appoint an Executive Chairman of the Board instead of an independent non-executive Chairman of the Board.

Chairman of the Board

Quanta's Corporate Governance Guidelines provide that the Board will appoint a Chairman of the Board, who may but need not be an employee of Quanta. The Chairman of the Board generally presides over all regular sessions of the Board and Quanta's annual meetings of stockholders. With input from the Chief Executive Officer (if the Chairman is an independent director), or in consultation with the Lead Director (if the Chairman is not an independent director), the Chairman sets the agenda for Board meetings, subject to the right of each Board member to suggest the inclusion of items on any agenda. The Chairman of the Board may vote at any meeting of the Board on any matter called to a vote, subject to the legal, fiduciary and governance requirements applicable to all members of the Board. The Chairman of the Board is not a member of the standing committees of the Board, but attends and participates in meetings of the Board committees, and provides input on the overall design and operation of the Board, including in connection with the evaluation process described in *Board and Committee Evaluations* below.

If the Chairman of the Board is an independent director, the duties and responsibilities of the Chairman of the Board generally include the following:

- working with the Chief Executive Officer to ensure directors receive timely, accurate and complete information to enable sound decision making, effective monitoring and advice;

- encouraging active engagement of all directors;

- directing discussions toward a consensus view and summarizing discussions for a complete understanding of what has been agreed;

- encouraging the Board's involvement in strategic planning and monitoring the Chief Executive Officer's implementation;

- coordinating, monitoring and maintaining a record of all meetings of independent directors and discussing Board executive session results with the Chief Executive Officer;

- promoting effective relationships and open communication between the independent directors and the management team;

- coordinating, together with the Compensation Committee, the formal evaluation of the Chief Executive Officer on an annual basis;

- coordinating, together with the Governance and Nominating Committee, the succession plans for the Chief Executive Officer;

- identifying matters specifically reserved for the decision of the Board and ensuring that the Board sets appropriate levels of authority for management, including with respect to consideration of matters pertaining to the Board's oversight role of business strategy and risks;

- coordinating, together with the Governance and Nominating Committee, a process for the annual evaluation of the Board, its members and its committees; and

- reviewing management's investor relations strategy and participating, where appropriate, in its implementation.

The Chairman of the Board also participates and represents the Board in certain communications and engagements with stockholders and other stakeholders, including in connection with the Company's annual engagement process described in *Engagement and Communications with the Board* below. Additional duties and responsibilities of the Chairman of the Board may be established from time to time by the Board and the Governance and Nominating Committee of the Board.

Lead Director

In the event the Chairman of the Board is not an independent director, our Corporate Governance Guidelines provide that a Lead Director will be elected exclusively by the independent directors. The Lead Director must be an independent director and will assist the Chairman of the Board and the remainder of the Board in assuring effective corporate governance in managing the affairs of the Board. The Lead Director is responsible for ensuring that the quality, quantity and timeliness of the flow of information between management and the Board enables the Board to fulfill its functions and fiduciary duties in an efficient and effective manner. In addition, the Lead Director will coordinate the activities of the other independent directors, preside over the Board when the Chairman of the Board is not present, consult with the Chairman of the Board as to agenda items for Board and committee meetings, and perform such other duties and responsibilities as the Board deems appropriate.

Board's Role in Strategy

The Board recognizes the importance of ensuring that the Company's overall business strategy is designed to create long-term, sustainable value for stockholders and benefit all of Quanta's stakeholders. While the formulation and implementation of Quanta's strategy is primarily the responsibility of management, the Board plays an active oversight role, carried out primarily through regular reviews and discussions with management, including both broad-based presentations and more in-depth analyses and discussions of specific areas of focus and evolving business, industry, societal, operating and economic conditions. Directors have full and free access to Quanta's management and Company information, and, as necessary and appropriate, directors may consult with independent legal, financial, accounting and other advisors.

Periodically, the Board undertakes a robust qualitative and quantitative review of management's five-year strategic plan, which includes both financial and operational performance goals and the strategic initiatives designed to support those goals. In connection with management's current five-year strategic plan, the Board and management discuss, among other things, key strategic initiatives, including those set forth below.

- The Company's commitment to its workforce, including with respect to safety, training, and operational excellence of its craft skilled labor and the attraction, development and retention of exceptional employees.

- The continued growth of the Company's base business operations and continuing to differentiate the solutions offerings the Company provides to its customers.

- The Company's expectations and strategies with respect to margin performance and, if necessary, improvement in each operating segment.

- The Company's growth opportunities with existing and potential customers and in existing and adjacent markets where craft skilled labor is critical to providing cost-certain solutions.

- The Company's capital allocation initiatives and considerations, including expected investment and acquisition activity, as well as planned strategic operating initiatives for each operating segment.

- The Company's commitment to broadening its strategic customer solutions and providing opportunities to reduce costs and enhance certainty of critical materials through its strategic supply chain initiatives.

The Board also annually reexamines the strategic plan, reviewing management's progress on its strategic initiatives and revised financial projections based on, among other things, prior period financial results and recent acquisition activity. The Board and management discuss and consider, among other strategic matters, market and industry trends and opportunities; customer dynamics; the Company's competitive positioning; regulatory, legislative, political and legal changes; and emerging technologies and challenges in the industries Quanta serves. Furthermore, on an ongoing basis, the Board and committees of the Board (as applicable) evaluate specific business decisions in light of the strategic plan, including proposed acquisitions or investments, capital allocation decisions, significant project opportunities, and key safety, training and technology initiatives. The Board's oversight of risk management (as described below) also enhances the directors' understanding of the risks associated with the Company's strategy and the Board's ability to provide guidance to and oversight of management in executing the strategic plan.

Board's Role in Risk Oversight

The Board oversees an enterprise-wide approach to risk management, designed to support the achievement of long-term organizational objectives and enhance stockholder value. The Company's enterprise risk management assessment, managed by Quanta's Chief Executive Officer, General Counsel and Chief Financial Officer, as well as Quanta's Chief Compliance Officer (who reports to the General Counsel), provides visibility to the Board about the identification, assessment, monitoring and management of critical risks and management's risk mitigation strategies. During this ongoing process, risks are assessed throughout the Company's business, including operational, industry, financial and reputational risks, legal and regulatory risks and data and systems security risks. A component of the Board's oversight function is not only understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for Quanta. The involvement of the full Board in setting Quanta's business strategy, both short-term and long-term, is a key part of its understanding of Quanta's risks and how those risks may evolve in response to changes in strategy or business environment, and what constitutes an appropriate level of risk for Quanta.

While formal reporting associated with the Company's enterprise-wide risk management assessment is produced for the Board and the Safety, Operations and Risk Committee on an annual cycle, the Board and committees of the Board continually evaluate and consider risks that are impacting, or could potentially impact, the Company throughout the entire year, including through dialogue with management at Board and committee meetings. Additional discussions and evaluations of risks can arise in connection with, among other things, development and/or review of the Company's business strategy, evaluation of the Company's performance or operations, evaluation of a potential strategic acquisition or project opportunity and overall trends that could accelerate or increase the impact of a potential risk. Further, the Board utilizes its committee structure to facilitate more detailed and nuanced consideration of certain risks on an ongoing basis (as set forth in further detail below) and in making determinations as to whether to retain direct oversight of a risk or assign oversight to a committee, the Board considers various factors, including, among other things, the importance of the risk to the Company's overall strategy and operations, the timeframe over which a risk may materialize (i.e., short-term, medium-term or long-term), the potential impact of a risk and how a risk aligns with the subject matter assigned to a committee. Additionally, to the extent the Board, a committee or management deems it necessary or appropriate, outside advisors and subject matter experts may be consulted when considering the development or potential impact of certain risks or in anticipation of future threats or trends with respect to certain risks.

- **Board.** The full Board has ultimate oversight responsibility for the risk management process and retains oversight responsibility for certain key enterprise and structural risks, including review and evaluation of significant project opportunities and significant strategic acquisition and investment opportunities. The full Board also has oversight of risks related to key personnel, including development and review of the Company's CEO succession plan and succession planning and talent development for other key management positions.

- **Audit Committee.** The Audit Committee focuses on risks relating to the Company's financial reporting and accounting policies and the Company's independent registered public accounting firm, internal controls and internal audit function, as well as the Company's compliance with legal and regulatory requirements.

- **Compensation Committee.** The Compensation Committee focuses on risks relating to Quanta's compensation policies and programs to determine whether they encourage excessive risk-taking and whether they are aligned with Quanta's risk management profile. The Compensation Committee also evaluates compensation policies and practices and strives to create incentives that are designed to mitigate such risks. Additionally, the Compensation Committee oversees and administers any policy adopted by the Company pertaining to the reimbursement, forfeiture or recovery of incentive based or other compensation for current or former executive officers of the Company.

- **Finance and Investment Committee.** The Finance and Investment Committee focuses on risks associated with prospective acquisitions, dispositions and investments. The Finance and Investment Committee also considers and evaluates risks associated with capital allocation decisions (e.g., dividends, stock repurchases, significant capital expenditures) and the overall capital structure of the Company, as well as risks associated with significant financial matters (e.g., cash management, financial exposures, supply chain / procurement matters), tax strategies and planning matters, and insurance programs and related matters.

- **Governance and Nominating Committee.** The Governance and Nominating Committee focuses on risks relating to Quanta's corporate governance and Board membership and structure, including alignment of Board composition and director skills, experience and attributes with Company strategy and risks facing the Company. The Governance and Nominating Committee also focuses on management succession planning matters, as well as corporate responsibility and sustainability matters, including environmental issues, social issues and practices and policies relating to the support of business, charitable, educational and industry/trade organizations and with respect to political activity.

- **Safety, Operations and Risk Committee.** The Safety, Operations and Risk Committee periodically reviews Quanta's risk management structure and processes, reporting its findings to the Board and ensuring this process produces comprehensive and actionable results. The Safety, Operations and Risk Committee also focuses on risks related to health, safety, environmental and training matters, including through review of key employee safety events and safety performance metrics, as well as risks associated with attraction and retention of the Company's workforce. Additionally, the Safety, Operations and Risk Committee reviews and evaluates risks associated with, among other things, operational matters and cybersecurity (i.e., data privacy and security) and information technology matters, as well as other advanced technology-related programs, strategies and initiatives (e.g., artificial intelligence).

Review and discussion of the results of the Company's annual risk management assessment with both the Safety, Operations and Risk Committee and the Board, as well as further dialogue between management and the Board and committees throughout the remainder of the year, helps inform and shape the Company's risk-related disclosures included in its periodic reports filed with the SEC and other public disclosures. For additional information regarding the risks facing the Company, review the risk factors included in Item 1A. of Part I of Quanta's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The risks described therein

are not the only risks facing the Company, and additional risks and uncertainties not currently known, or that may currently be deemed to be immaterial based on the information known to the Company, may materially adversely affect the Company's business, financial condition or results of operations in future periods.

Board Independence

The Board has determined that each of our current directors and director nominees, other than our Chief Executive Officer, Mr. Austin, has no material relationship with Quanta (either directly or as a partner, stockholder or officer of an organization that has a relationship with Quanta) and is "independent" within the meaning of the NYSE corporate governance listing standards. The Board has made these determinations based in part on its finding that these independent directors meet the categorical standards for director independence set forth in our Corporate Governance Guidelines and in the NYSE corporate governance listing standards. When evaluating the independence of Mr. Baxter, the Board considered his service as a director of WEC Energy Group, a customer of Quanta. When evaluating the independence of Mr. Jackman, the Board considered Quanta's employment of his son, who is employed at a non-management level, as described in *Certain Transactions* below. When evaluating the independence of Ms. Wyrsch, the Board considered her service as a director of National Grid plc, a customer of Quanta. The Board determined that these relationships were not material and that the positions held by these individuals and the amounts involved did not prevent a finding of independence under the NYSE standards or our Corporate Governance Guidelines. With each current director other than Mr. Austin deemed independent, the Board exceeds the NYSE requirement that a majority of directors be independent. The Board also evaluated the independence of Mr. Foster, a former director who served during a portion of fiscal year 2025, and determined that Mr. Foster was "independent" within the meaning of the NYSE corporate governance listing standards while he was a director.

Our Corporate Governance Guidelines, which include our categorical standards for director independence, are posted in the Investors / Governance section of our website at www.quantaservices.com.

Executive Sessions of Non-Management Directors

In accordance with the NYSE corporate governance listing standards, our non-management directors, each of whom is "independent" within the meaning of NYSE corporate governance listing standards and our Corporate Governance Guidelines, meet in executive session without management at each regularly scheduled Board meeting. The executive sessions are presided over by the Chairman of the Board or, if the Chairman of the Board is not independent, by the Lead Director, or in the absence of an independent Chairman of the Board or Lead Director, by an independent director selected by the executive session participants.

Director Meetings

During the year ended December 31, 2025, the Board held seven meetings. Each director attended greater than 75% of the meetings of the Board and the committees of the Board on which they served. We encourage, but do not require, the members of the Board to attend the annual meeting of stockholders. Last year, all directors attended the annual meeting of stockholders.

Committees of the Board

The Board has five standing committees: the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, the Finance and Investment Committee, and the Safety, Operations and Risk Committee. In 2025, the Board formed the Safety, Operations and Risk Committee and expanded the scope of the Finance and Investment Committee to allow more detailed review of certain matters previously reviewed by the entire Board, given their importance to the strategic direction and risk profile of the company.

The Board has examined the composition of each standing committee and has determined that each member of these committees is "independent" within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines. Each standing committee operates under a formal charter adopted by the Board that governs its responsibilities, all of which are posted in the Investors / Governance section of our website at www.quantaservices.com. The current membership and the number of meetings held during the last fiscal year and the primary responsibilities of each committee are set forth below:

Audit Committee

  

Chairman of the Committee

Worthing F. Jackman[(I)(F)]

Committee Members

Warner L. Baxter[(I)(F)]

Holli C. Ladhani[(I)(F)]

Meetings During 2025:
8

- Appointing, compensating and overseeing the independent registered public accounting firm, considering, among other things, the accounting firm's qualifications, independence and performance
- Reviewing and approving audit and non-audit services performed by the accounting firm and determining whether the performance of such services is compatible with the accounting firm's independence
- Reviewing and approving the scope and procedures of the accounting firm's annual audit, and reviewing the final audit, including any comments, recommendations or problems encountered
- Reviewing and discussing with the accounting firm, among other things, critical accounting policies and practices and any alternative treatments of financial information within generally accepted accounting principles in the United States ("GAAP")
- Conducting an annual review of the accounting firm's internal quality control measures and all relationships between the accounting firm and Quanta, as well as the lead partner of the accounting firm and partner rotation requirements under applicable rules and regulations
- Reviewing management's report on internal control over financial reporting and the accounting firm's attestation of Quanta's internal control over financial reporting
- Reviewing any significant deficiencies or material weaknesses in the design or operation of Quanta's internal control over financial reporting and any fraud involving management or other financial reporting personnel
- Monitoring the quality and integrity of financial statements and earnings press releases, as well as the financial information and earnings guidance provided therein (including non-GAAP information)
- Overseeing systems of disclosure controls and procedures
- Reviewing the performance of Quanta's internal audit function, including the internal audit director, and the scope and results of the annual internal audit plan
- Establishing and maintaining procedures for receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and for the confidential submission of employee reports regarding questionable accounting or auditing matters
- Considering policies with respect to risk assessment and risk management
- Overseeing Quanta's compliance program and regularly reviewing with the Company's chief compliance officer the implementation and effectiveness of the program, including actual and alleged violations of the company's code of conduct
- Reviewing and approving, as appropriate, related party transactions

[(I)] Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines
[(F)] Audit Committee Financial Expert within the meaning of SEC regulations, as determined by the Board

Compensation Committee







Chairman of the Committee

R. Scott Rowe(I)

Committee Members

Bernard Fried(I)
Jo-ann M. dePass Olsovsky(I)
Raúl J. Valentín(I)
Martha B. Wyrsch(I)

Meetings During 2025:

5

- Reviewing, approving and overseeing the administration of Quanta’s incentive compensation plans, including the issuance of awards pursuant to equity-based incentive plans
- Evaluating the Chief Executive Officer’s performance annually in light of Quanta’s compensation goals and objectives and determining the Chief Executive Officer’s compensation based on this evaluation
- Reviewing and approving all compensation of other executive officers of Quanta and reviewing management’s recommendations with respect to compensation of senior leadership personnel, other than executive officers, of Quanta
- Reviewing and approving executive officer employment agreements and other compensation arrangements
- Reviewing the relationships between risk management policies and practices and compensation, including whether compensation arrangements encourage excessive risk-taking
- Considering the results of the most recent stockholder advisory vote on the compensation of Quanta’s NEOs
- Reviewing, approving and overseeing the administration of any policy adopted by Quanta pertaining to the reimbursement, forfeiture or recovery of incentive-based or other compensation from current and former executive officers

Governance and Nominating Committee









Chairman of the Committee

Martha B. Wyrsch(I)

Committee Members

Warner L. Baxter(I)
R. Scott Rowe(I)
Raúl J. Valentín(I)

Meetings During 2025:
6

- Developing, recommending and periodically reviewing corporate governance principles applicable to the Board and Quanta
- Establishing qualifications for membership on the Board and its committees and evaluating the structure of the Board
- Making recommendations to the Board regarding persons to be nominated for election or re-election to the Board and appointment of directors to Board committees
- Evaluating policies regarding the recruitment of directors
- Making recommendations to the Board regarding persons proposed by the Chief Executive Officer to be elected as executive officers of Quanta
- Supporting the Board's Chief Executive Officer succession planning and talent development for succession candidates
- Periodically reviewing the processes for succession planning and talent development of Quanta's executive officers and the leadership personnel at Quanta's key operating companies and subsidiaries
- Periodically reviewing and discussing with management environmental, social and governance matters, and Quanta's public reporting on corporate responsibility and sustainability
- Periodically reviewing and discussing with management the Company's practices and policies relating to the support of business, charitable, educational and industry/trade organizations and with respect to political activity
- Making recommendations to the Board regarding compensation and benefits for non-employee directors

(I) Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines

Finance and Investment Committee

   

Chairman of the Committee

Holli C. Ladhani[I]

Committee Members

Bernard Fried[I]

Worthing F. Jackman[I]

Jo-ann M. dePass Olsovsky[I]

Meetings During 2025:

4

- Considering and approving certain acquisitions, investments and dispositions by Quanta, including the terms, transaction structure, and consideration involved
- Considering and approving, as applicable, capital structure, capital allocation and capital expenditures by the Company
- Monitoring ongoing activities in connection with certain investments and acquisitions, and conducting a qualitative and quantitative review of certain historical acquisitions and investments
- Reviewing capital allocation practices, including dividend policy, stock repurchase activity and significant capital expenditures, as well as the overall capital structure and discrete equity and debt financing matters
- Reviewing other significant financial matters, including cash management, off-balance sheet transactions, major financial exposures, leases, supply chain and procurement matters and foreign exchange matters
- Reviewing tax strategies and tax planning activities, as well as major insurance programs and related matters
- Assessing policies regarding transactions that hedge certain commodity, interest rate, currency and other business risks

[I] Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines

Safety, Operations and Risk Committee



Chairman of the Committee

Warner L. Baxter[(l)]

Committee Members

Bernard Fried[(l)]
Jo-ann M. dePass Olsovsky[(l)]
R. Scott Rowe[(l)]
Raúl J. Valentín[(l)]

Meetings During 2025:

1

- Considering and reviewing overall safety, training and environmental matters and performance of Quanta, as well as significant programs, strategies, initiatives policies and procedures with respect to the health and safety of employees, customers, contractors and the public
- Evaluating certain key strategies and initiatives related to Quanta's operational performance and operational structure
- Evaluating certain key strategies related to identifying and meeting the Company's operational workforce needs
- Reviewing and considering significant technology-related programs, strategies, initiatives and related key metrics
- Monitoring and evaluating significant risks and the associated enterprise risk management structure, related to operations, safety, training, information technology (including privacy, network security, data and cybersecurity) matters and other strategic matters of Quanta

[(l)] Independent within the meaning of SEC regulations, NYSE corporate governance listing standards and our Corporate Governance Guidelines

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee served as an employee or officer of Quanta or any of its subsidiaries during 2025, was formerly an officer of Quanta or any of its subsidiaries, or had any relationship with Quanta requiring disclosure herein as a related party transaction. Additionally, no executive officers served on the compensation committee or as a director of another company, one of whose executive officers served on Quanta's Compensation Committee or as a director of Quanta.

Code of Conduct

The Board has adopted a Code of Conduct that applies to all directors, officers and employees of Quanta and its subsidiaries, including the principal executive officer, principal financial officer and principal accounting officer or controller. The Code of Conduct is posted in the Investors / Governance section of our website at **www.quantaservices.com**. We intend to post at the above location on our website any amendments or waivers to the Code of Conduct that are required to be disclosed pursuant to Item 5.05 of Form 8-K.

Engagement and Communications with the Board

The Board believes that effective corporate governance includes constructive conversations and the development of long-term relationships with our stockholders. We value such engagement and believe it is important to address any questions or concerns on Company policies and practices. We also review and analyze the voting results and feedback from our annual meetings to identify any topics of interest or concern.

Members of our management have historically engaged in extensive investor outreach on a variety of financial and operational topics, including long-term strategy, capital allocation priorities and industry dynamics. In a given year, we have numerous interactions with stockholders and members of the investment community on these matters and host or participate in various investor conferences and events.

Quanta also conducts an annual stockholder engagement program focused on corporate responsibility and sustainability topics, as well as other governance- and compensation-related topics, including executive compensation, board structure and composition, oversight of strategy and risk, and equity incentive compensation grant practices. Our engagement team includes members of senior management, and when requested, independent directors or subject matter experts, and seeks to identify and address any areas of concern. During the fourth quarter of 2025 and first quarter of 2026, in connection with this program, we extended offers to engage with holders of a significant amount of Quanta's outstanding common stock as of December 31, 2025, including larger holders and specific institutional investors that expressed interest in engaging with the Company on these matters. Through discussions with these holders, management and the Board received and reviewed valuable feedback on several topics, including the topics set forth below.

- **Governance Matters.** Key discussion topics included Board composition and skills mix; Board tenure and refreshment; management succession planning processes; and Board and management oversight of strategy, risk and key sustainability matters.

- **Compensation Matters.** Key discussion topics included executive compensation structure, as well as the financial and operational metrics utilized in the Company's compensation program.

- **Corporate Sustainability and Responsibility Matters.** Key discussion topics included Quanta's ability to impact the communities in which it operates, including through construction of critical infrastructure and emergency response services; human capital management (e.g., workforce safety and training and development of craft skilled labor); environmental impact and stewardship; and governance structure and disclosure for sustainability-related matters.

Quanta values the feedback received from stockholders, as this feedback helps to inform subsequent discussions and decisions regarding our governance and compensation practices, as well as sustainability and corporate responsibility priorities.

ENGAGEMENT CYCLE

Engagement with Stockholders
- Management and directors engage in discussions with stockholders to solicit feedback on current policies and practices
- Topics include corporate governance, executive compensation, sustainability and other matters



Report to Board and Management
- Review stockholder feedback and areas for potential further development
- Evaluate enhancements to policies and practices if needed
- Provide reports to executive management and the Board





Annual Meeting
- Analyze vote results
- Identify developments or enhancements in corporate governance, executive compensation, sustainability and other matters

Maintain Dialogue with Stockholders
- Continue engagement with stockholders to discuss any items in advance of annual meeting

Stockholders and other interested parties may communicate with one or more of our directors, including our non-management directors or independent directors as a group, a committee or the full Board by writing to Corporate Secretary at the address for our corporate headquarters, which is currently: Quanta Services, Inc., 2727 North Loop West, Houston, Texas 77008. All communications will be reviewed by the Corporate Secretary and forwarded to one or more of our directors, as appropriate.

Board and Committee Evaluations

Board and committee evaluations play an important role in ensuring the effective functioning of the Board. Therefore, the Board and each committee conduct annual self-assessments, which are overseen by the Governance and Nominating Committee. The results of these assessments are compiled, without attribution, and made available to the directors for a full Board assessment and to the committee members of each committee for a committee assessment. Additionally, the Chairman of the Board conducts one-on-one discussions with each director to gather feedback on Board and committee operations, practices and performance. Information derived from the evaluation process is also considered by the Governance and Nominating Committee when searching for and evaluating potential future director candidates.

BOARD EVALUATION PROCESS


Governance and Nominating Committee periodically reviews evaluation process to ensure proper feedback is solicited
Each director participates in evaluations of the Board and applicable committees on an unattributed basis
One-on-one discussions are held between Chairman of the Board and each director in order to elicit further feedback
Evaluations of the Board and committees are considered by the full Board and each committee
Policies and practices are updated as appropriate in response to feedback Included in evaluations
Throughout the remainder of the year, directors provide additional feedback outside the evaluation process

Identifying and Evaluating Nominees for Director

The Governance and Nominating Committee regularly evaluates the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If any vacancies are anticipated or arise, the Governance and Nominating Committee will consider director candidates suggested by incumbent directors, management, third-party search firms and others. The Governance and Nominating Committee will also consider director nominations by stockholders that are made in compliance with our bylaws. All applications, recommendations or proposed nominations for Board membership received by Quanta will be referred to the Governance and Nominating Committee. The manner in which the qualifications of a nominee are evaluated does not differ if the nominee is recommended by a stockholder.

The Governance and Nominating Committee has the authority to retain, at Quanta's expense, a third-party search firm to help identify and facilitate the screening and interview process of potential director nominees. Once a potential director nominee is identified or recommended, the committee makes an initial determination as to whether to conduct a full evaluation based on, among other things, the information provided with the recommendation, the committee's own knowledge of the candidate, supplemental inquiries to the recommending person or others, or a background check. If the committee determines to further pursue the candidate, the candidate is evaluated based on the qualifications described below. After this evaluation, the committee determines whether to interview the candidate and may ask the candidate to meet with members of Quanta's management or other Board members. After completing its evaluation, if the committee believes the candidate would be a valuable addition to the Board, it will recommend to the Board the candidate's nomination for appointment or election as a director.

When evaluating director candidates, including new nominees and incumbent directors, the Governance and Nominating Committee considers all relevant factors it deems appropriate, such as, among other things, the current composition of the Board (including with respect to alignment of skills and experience with the Company's strategic plan and risks facing the Company), the balance of management and independent directors, the need for a certain Board committee expertise, and the candidate's activities unrelated to Quanta (including service as a director on the boards of other public companies). The Board also values diversity in its broadest sense and endeavors to have a group of directors representing broad-ranging experiences at policy-making levels of organizations that are relevant to Quanta's activities and operations, which may come from business, government, education, technology and non-profit organizations; complementary tenure length, which ensures a proper balance between Board refreshment and director continuity; and varied backgrounds and attributes.

Director Qualifications

Our Corporate Governance Guidelines contain Board membership qualifications that the Governance and Nominating Committee considers in selecting nominees for the Board. The guidelines state that members of the Board should possess the highest standards of personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our stockholders, and must have an inquisitive and objective perspective, practical wisdom, mature judgment, the willingness to speak their mind and the ability to challenge and stimulate management in a constructive manner. The guidelines also provide that Board members should have experience in areas that are relevant to Quanta's business and demonstrated leadership skills in the organizations with which they are or have been affiliated.

The Board also considers current director skills, experience and attributes when considering additional nominees for the Board, including additional or complementary skills, expertise or knowledge that may be necessary to support the current and anticipated needs of the Company and management.

Members of the Board must also be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve for an extended period of time. As such, a Board member should not serve on more than four public company boards (including the Quanta Board), and a Board member that is a chief executive officer (or equivalent position) with another public company should not serve on more than three public company boards (including the Quanta Board). Additionally, members of the Quanta Audit Committee should not serve on more than three public company audit committees, including the Quanta Audit Committee. The Board determined that no director currently has time commitments that would prevent them from properly discharging their duties as directors. Board members will not be nominated for election to the Board if the election would occur after their 75th birthday; however, the full Board may make exceptions in special circumstances.

Director Compensation

The Governance and Nominating Committee has the responsibility of recommending to the Board compensation and benefits for non-employee directors. The committee is guided by certain director compensation principles set forth in our Corporate Governance Guidelines:

- compensation should fairly pay directors for work required;
- compensation should be appropriate and competitive to ensure Quanta's ability to attract and retain highly qualified directors;
- compensation should align directors' interests with the long-term interests of stockholders; and
- the structure of the compensation should be simple, transparent and easy for stockholders to understand.

The Governance and Nominating Committee and the Board aim to set director compensation levels at or near the market median relative to directors at companies of comparable size, industry, and scope of operations in order to ensure directors are paid competitively for their time commitment and responsibilities. A market competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. Additional director compensation practices have been adopted to align with market best practices and ensure director interests are closely aligned with the interests of our stockholders as set forth below.

- **Annual Limit on Total Compensation**. We adopted a meaningful annual limit on non-employee director compensation, as described further in *Annual Limit on Non-Employee Director Compensation*.

- **Stock Ownership Guidelines.** We maintain meaningful stock ownership guidelines that align our directors' long-term interests with those of our stockholders, as described further in *Stock Ownership Guidelines for Non-Employee Directors*.

- **Anti-Hedging / Pledging Policy.** We maintain a policy that prohibits directors from hedging the economic risk of ownership of Quanta common stock or pledging Quanta securities as collateral for a loan absent pre-clearance and demonstration of financial capacity to repay without resorting to the pledged securities.

- **Appropriate Compensation Mix.** The majority of director compensation is equity-based. Cash retainers, including incremental Board and committee leadership retainers, are intended to provide fixed compensation for time spent, while the equity-based compensation component recognizes director responsibility for strategic oversight and stockholder value.

- **Annual Review.** Our Governance and Nominating Committee re-assesses our non-employee director compensation annually and intends to continue to do so in the future. During 2025, an independent compensation consultant was engaged to perform a comprehensive market analysis of our director compensation program and practices.

- **No Additional Compensation for Employee Directors.** Directors who also serve as employees of Quanta receive no additional compensation for director service.

Director Compensation

Effective May 22, 2025, the Board increased the annual cash retainer for non-employee directors from $105,000 to $120,000 and the dollar value of the annual RSU award for non-employee directors from $165,000 to $180,000. Additionally, effective as of August 27, 2025, the Board created the Safety, Operations and Risk Committee and set the annual cash retainer for the committee chairmanship at $20,000 and the annual cash retainer for the committee members at $10,000. Following these changes, at every annual meeting of stockholders at which a non-employee director is elected or re-elected, each such director receives (i) an annual award of RSUs having a value of $180,000 and (ii) the applicable annual cash retainer(s) set forth in the table below.

	Annual Membership Cash Retainer	Annual Cash Retainer Supplement For Committee Chairmanship
Board of Directors	$120,000	–
Audit Committee	$ 15,000	$25,000
Compensation Committee	$ 10,000	$20,000
Governance and Nominating Committee	$ 10,000	$20,000
Finance and Investment Committee	$ 10,000	$20,000
Safety, Operations and Risk Committee	$ 10,000	$20,000

Upon initial appointment to the Board other than at an annual meeting of stockholders, a non-employee director receives (for the period from the appointment through the end of the current director service year) a pro-rata portion of the annual equity award and applicable annual cash amounts. Our non-employee Chairman of the Board receives additional annual compensation in the amount of $200,000, of which 50% is payable in cash and 50% is payable in RSUs. Upon the initial appointment of a non-employee Chairman of the Board, other than immediately following the annual meeting of stockholders, such director receives (for the period from the appointment through the end of the current director service year) a pro rata portion of the additional annual compensation.

Unless the non-employee director's Board service is terminated earlier, RSUs generally vest in full upon conclusion of the director service year. Subject to the terms of applicable award agreements, unvested RSUs held by (i) any non-employee director who is not nominated for or elected to a new term, including for example, due to a reduction in the size of the Board, age precluding a re-nomination, the identification of a new nominee, or the desire to retire at the end of a term, or (ii) any non-employee director who resigns at Quanta's convenience, including any resignation resulting from the non-employee director's failure to receive a majority of

the votes cast in an election for directors as required by Quanta's bylaws, vest in full on the earlier of (a) the conclusion of the director service year, or (b) the date of such non-employee director's termination of service. RSUs are generally settled in shares of Quanta common stock, provided that a non-employee director may elect to settle up to 50% of any award in cash if he or she is in compliance with Quanta's stock ownership guidelines as of the date of settlement and is expected to remain in compliance immediately following settlement.

Generally, meeting fees are not paid to our non-employee directors. However, in order to compensate for the time required to accommodate extraordinary meeting activity, each non-employee director receives a fee for attendance at the tenth and any subsequent Board meeting or the tenth and any subsequent committee meeting, in each case during a single director service year, as follows: $2,000 for attendance at an in-person board meeting; $1,000 for participation at a telephonic board meeting; $1,000 for attendance at an in-person committee meeting; and $500 for participation at a telephonic committee meeting.

Directors are also reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of the Board or the committees thereof, and for other expenses reasonably incurred in their capacity as directors of Quanta. Directors who are also employees of Quanta or any of its subsidiaries do not receive additional compensation for serving as directors. Currently, nine non-employee director nominees are standing for election at the annual meeting. As an executive officer of Quanta, Mr. Austin received no compensation for his service as a director of Quanta.

Annual Limit on Non-Employee Director Compensation

The Quanta Services, Inc. 2019 Omnibus Equity Incentive Plan (as amended, the "2019 Omnibus Plan") contains an annual limit on non-employee director compensation, inclusive of all cash compensation and any awards under the 2019 Omnibus Plan that may be made to a non-employee director for service during any calendar year. The annual limit is $500,000 per year, provided that a newly elected director may receive up to $750,000 for his or her initial calendar year of service on the Board and a director serving as Chairman of the Board or Lead Director may receive up to $750,000 for service during any calendar year.

Deferred Compensation Plan for Non-Employee Directors

Non-employee directors are eligible to participate in a deferred compensation plan maintained by Quanta. No later than December 31 of each year, each non-employee director may voluntarily elect to defer all or a portion (in 5% increments) of his or her annual cash retainers, including but not limited to, compensation for board membership, committee membership and board/committee leadership, and RSUs to be earned with respect to services performed in the following year. Deferral elections are irrevocable and if no deferral election is made, no compensation is deferred. Deferred cash amounts are allocated to a separate recordkeeping account maintained for the non-employee director that reflects the amounts deferred and any earnings (positive or negative). The account is credited with returns according to the performance of certain deemed investment choices selected by the non-employee director from time to time. However, Quanta has no obligation to provide any deemed investment choice other than a default investment option selected by the Compensation Committee. The interest rate earned on the deferred cash amounts is not above-market or preferential. Deferred RSUs are recorded in an account maintained for the non-employee director that reflects the number of shares deferred. Quanta also makes a cash payment of dividend equivalents on the shares deferred at the same time and at the same rate as dividends are paid on Quanta common stock. In general, deferred compensation is distributed to the non-employee director (or his or her beneficiary) upon the director leaving the Board or at a date elected in advance by the director. Additionally, deferred amounts can be distributed upon certain unforeseen emergencies suffered by the non-employee director or upon a change in control of Quanta.

Stock Ownership Guidelines for Non-Employee Directors

Non-employee directors are required to hold stock with a value equivalent to five times the annual cash retainer for Board membership (excluding the annual cash retainer for committee membership or any supplement for serving as a committee chairman or as Chairman of the Board). Non-employee directors have five years from the fiscal year-end following initial election to the Board to accumulate the stock ownership prescribed by the guidelines. As of December 31, 2025, all non-employee directors were in compliance with the requirements of the stock ownership guidelines. Specifically, Messrs. Beneby, Fried, Jackman, Rowe and Valentín and Ms. Wyrsch and Ms. Ladhani exceeded the prescribed ownership level, and Mr. Baxter and Ms. Olsovsky (each elected in May 2024), were making ratable progress toward the prescribed ownership level within their accumulation periods.

2025 Director Compensation Table

The following table sets forth the compensation for each non-employee director during the 2025 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation ($)	Total ($)
Warner L. Baxter	167,767	184,934	—	352,701
Doyle N. Beneby	220,000	287,822	—	507,822
Bernard Fried	147,589	184,934	—	332,523
Worthing F. Jackman	170,000	184,934	—	354,934
Holli C. Ladhani	165,000	184,934	—	349,934
Jo-ann M. dePass Olsovsky	147,589	184,934	—	332,523
R. Scott Rowe	167,589	184,934	—	352,523
Raúl J. Valentín	147,589	184,934	—	332,523
Martha B. Wyrsch	160,000	184,934	—	344,934
Vincent D. Foster[2]	—	—	—	—

[1] The amounts shown reflect the aggregate grant date fair value (based on the closing price of Quanta common stock on the date of grant) of RSUs granted during the fiscal year ended December 31, 2025 calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, as further described in Note 2 to the Company's audited consolidated financial statements in its 2025 Annual Report on Form 10-K. The value ultimately realized by the directors upon the actual vesting of the awards may or may not be equal to this determined value. The average of the closing prices of Quanta common stock for the twenty consecutive trading days immediately preceding the date of grant was used to determine the number of RSUs granted. For Mr. Beneby, the amount shown includes his annual non-employee director RSU award and an additional RSU award for his service as Chairman of the Board. As of December 31, 2025, Mr. Beneby held unvested awards covering 870 shares and each of the remaining non-employee directors held unvested awards covering 559 shares.

[2] Mr. Foster did not stand for reelection at Quanta's 2025 annual meeting of stockholders and, accordingly, did not receive any compensation in respect of his Board service in 2025

EXECUTIVE OFFICERS

The current executive officers of Quanta are as follows:

Name	Age	Current Position(s) with Quanta
Earl C. (Duke) Austin, Jr.	56	President, Chief Executive Officer and Director
Jayshree S. Desai	54	Chief Financial Officer
Karl W. Studer	44	President – Electric Power
Gerald A. (BJ) Ducey, Jr.	50	President – Strategic Operations
Donald C. Wayne	59	Executive Vice President and General Counsel
Paul M. Nobel	58	Senior Vice President and Chief Accounting Officer

Earl C. (Duke) Austin, Jr. For a description of the business background of Mr. Austin, see *Quanta Board of Directors – Director Nominees above*.

Jayshree S. Desai has served as our Chief Financial Officer since July 2022. She previously served as our Chief Corporate Development Officer from January 2020 to July 2022. She also previously served as President and a director of ConnectGen LLC, a renewable energy company focused on utility-scale renewable energy and storage development, from July 2018 through December 2019, where she had primary responsibility for organizational management, business strategy and capital allocation. Ms. Desai also previously served as Chief Operating Officer of Clean Line Energy Partners LLC, an electric transmission development company, from January 2010 through July 2018, where she had primary responsibility for, among other things, strategic planning, finance and capital management and human resources. She also previously served as Chief Financial Officer of Horizon Wind Energy (now EDP Renewables North America), a renewable energy company, from 2002 through 2010, where she had primary responsibility for finance, accounting, tax, treasury and information technology operations. In addition, Ms. Desai has served as a director of TPI Composites, Inc., a publicly traded independent manufacturer of wind turbine components, since October 2017. Ms. Desai holds a Bachelor of Business Administration degree and a Master of Business Administration.

Karl W. Studer has served as our President of Electric Power since 2022. He previously served as a Regional Vice President of Quanta from 2018 to 2022, with oversight of operations and significant projects related to Quanta's electric power solutions. Mr. Studer co-founded Probst Electric Inc. and Summit Line Construction, Inc., electric specialty companies that were acquired by Quanta in 2013. Following such acquisitions, he held several senior leadership roles of these operating companies, including President and Chief Executive Officer, with responsibility for, among other things, operations and financial matters. Mr. Studer is a certified journeyman lineman and a graduate of Northwest Lineman College in Meridian, Idaho.

Gerald A. (BJ) Ducey, Jr. has served as our President of Strategic Operations since May 2023. Mr. Ducey previously served as our Senior Vice President – Operations from May 2017 to May 2023 and various other management roles within Quanta from January 2012 to May 2017. Prior to joining Quanta, he served as Vice President – Operations and Business Development at Dashiell Corporation, a Quanta operating company, from August 2006 to January 2012. Mr. Ducey holds a Bachelor of Science in Mechanical Engineering and a Master of Business Administration.

Donald C. Wayne has served as our Executive Vice President and General Counsel since May 2017. He previously served as Senior Vice President, General Counsel and Corporate Secretary of Archrock, Inc., a publicly traded provider of natural gas compression and related products and services, from November 2015 through May 2017, and in similar roles for its predecessor companies, Exterran Holdings, Inc. and Universal Compression Holdings, Inc., from August 2006 through November 2015. Mr. Wayne also served, from August 2006 through May 2017, as Senior Vice President and General Counsel of Archrock GP LLC and in similar roles for the other managing general partners of Archrock Partners, L.P. and its predecessor entities, each a publicly traded master limited partnership, and as a director of Archrock GP LLC from November 2015 through May 2017. Mr. Wayne also previously served as Vice President and General Counsel of U.S. Concrete, Inc., a publicly traded provider of ready-mixed concrete and related products and services, from 1999 to 2006. Prior to joining U.S. Concrete, Inc., he served as an attorney with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. Mr. Wayne holds a Bachelor of Arts degree, a Master of Business Administration and a Juris Doctor degree.

Paul M. Nobel has served as our Senior Vice President and Chief Accounting Officer since May 2023. He previously served as our Vice President and Chief Accounting Officer from May 2021 to May 2023. He also previously served as interim Chief Financial Officer of Lilis Energy, Inc., an oil and gas exploration and development company operating in Texas and New Mexico, from February 2020 to July 2020, where he had primary responsibility for finance and treasury functions. He also previously served as Senior Vice President and Chief Accounting Officer of Kosmos Energy Ltd., a publicly traded international full-cycle offshore oil and gas exploration and production company, from July 2012 to November 2019, and as Senior Vice President and Chief Accounting Officer of World Kinect Corporation (then, World Fuel Services Corporation), a publicly traded global energy management company serving commercial and industrial customers, from July 2005 to July 2012. In these previous positions, Mr. Nobel had primary responsibility for the accounting and reporting functions, tax, financial planning and analysis and risk management. He also previously served as a senior manager for the public accounting firm of Deloitte & Touche LLP. Mr. Nobel holds a Bachelor of Science degree in Accounting and is a Certified Public Accountant.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Committee Report

We have reviewed and discussed the following Compensation Discussion and Analysis with management. Based on our review and discussions with management, we have recommended to Quanta's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is furnished by the Compensation Committee of the Board of Directors.

Scott Rowe, Chairman
Bernard Fried
Jo-ann M. dePass Olsovsky
Raúl J. Valentín
Martha B. Wyrsch

Executive Summary

This Compensation Discussion and Analysis describes Quanta's executive compensation program for 2025. We use this program to attract, motivate and retain the employees who lead our Company. In particular, this section explains the Compensation Committee's guiding principles for executive compensation and how the Compensation Committee made its compensation decisions for our NEOs for 2025.

Named Executive Officers

Our NEOs for 2025 include the following five executive officers:

Name	Position(s) with Quanta as of December 31, 2025
Earl C. (Duke) Austin, Jr.	President and Chief Executive Officer
Jayshree S. Desai	Chief Financial Officer
Karl W. Studer	President – Electric Power
Gerald A. (BJ) Ducey, Jr.	President – Strategic Operations
Donald C. Wayne	Executive Vice President and General Counsel

Key 2025 Performance Highlights

During 2025, Quanta continued to execute and perform at a high level and produced superior financial and operating results, which reflects the strength of the Company's business portfolio, execution discipline and customer-focused approach. Quanta's proven business strategy, which leverages a broad portfolio of services designed to produce resilient and sustainable results, also enable the Company to navigate various ongoing challenges, including macroeconomic uncertainty, supply chain and logistical challenges with respect to certain materials and equipment, inflationary pressure and volatility in the capital markets. The accelerating demand for power and infrastructure solutions is reshaping our industry, and Quanta is at the center of this transformation. Quanta has remained focused on the execution of key strategic initiatives designed to position the Company for long-term success and deliver value to stakeholders. These initiatives include, among others, continuing to collaborate with customers on their efforts designed to modernize infrastructure and meet the growing demand for power, focusing on delivery of high-quality project execution, and expanding and differentiating the Company's service offerings.

2025 Company Performance	
▲ **Revenues**	Record annual revenues of $28.48 billion (20% increase as compared to 2024)
▲ **Net Income**	Record net income attributable to common stock of approximately $1.03 billion (14% increase as compared to 2024)
▲ **GAAP Diluted Earnings Per Share**	Record GAAP Diluted Earnings Per Share of $6.80 (13% increase as compared to 2024)
▲ **Cash Flow**	Record net cash provided by operating activities of $2.23 billion (7% increase as compared to 2024)
▲ **Remaining Performance Obligations and Backlog**	Record remaining performance obligations and record backlog as of year-end 2025, positioning the Company well for future performance
▲ **Cash Dividend**	Increased per share cash dividend amount paid in 2025 by 11% as compared to 2024

Select 2025 Achievements	
Strategic Capital Deployment to Enhance Services Portfolio and Expand Total Addressable Market	Completed the acquisition of Dynamic Systems (DSI), LLC (Dynamic Systems), a premier mechanical, plumbing and process infrastructure solutions provider that is headquartered in Austin, Texas
	Completed the acquisitions of Tri-City Group, Inc., a premier inside electrical services company with strong custom fabrication capabilities and other complementary infrastructure services, and Wilson Construction Company, a highly regarded electric utility infrastructure services company, which bolsters Quanta's high-voltage transmission capabilities
	Quanta acquired four additional businesses located in the United States and one additional business located in Australia, each of which is expected to enhance the Company's solutions offerings, primarily to our electric power customers, and strengthen Quanta's competitive position in the marketplace
Expanded Total Solutions Power Generation Platform	Quanta expanded its Total Solutions Power Generation Platform, which is focused on providing a fully integrated solution to high-quality customers for their power generation development strategies
	The platform leverages Quanta's world-class capabilities to address growing power generation and infrastructure needs driven by increasing electricity demand from data centers, manufacturing and reshoring, industrialization, electrification and power grid expansion
Advanced Our Strategic Supply Chain Initiatives	Advanced our strategic supply chain initiatives, both organically and through strategic investment in Bell Lumber and Pole Company
	Quanta's supply chain initiatives are designed to broaden solutions offerings and provide opportunities to reduce costs and enhance certainty of critical materials in delivery of those solutions offerings to customers
Continued Focus on Employee Safety	Remained focused on employee safety as the Company performs increased services with increased headcount and workhours
	Quanta's Capacity Model for safety, which targets not only preventing accidents but also building in the capacity to fail safely, continues to advance and be recognized throughout our industries
Commitment to Stakeholders	Demonstrated commitment to stockholder value and confidence in Quanta's financial strength by increasing the per share amount of our quarterly cash dividend
	Continued to increase efforts and resources toward sustainable and responsible business practices, as detailed in the Quanta Services 2024 Corporate Sustainability Report

Overview of 2025 Executive Compensation Decisions

Key executive compensation decisions by our Compensation Committee affecting our NEOs' 2025 compensation included the following.

- **2025 Financial Performance Targets.** Based on Quanta's continued strong performance, the primary financial performance targets established for the 2025 annual and long-term incentive plans generally represent meaningful increases as compared to prior performance targets and/or actual performance.



Adjusted EBITDA[1]
(as defined in AIP)
(in millions)

2024 Actual	2025 Target	2025 Actual
$2,163.8	$2,729.5	$2,787.0

Adjusted EBITDA Margin[1]
(as defined in AIP)

2024 Actual	2025 Target	2025 Actual
9.64%	9.91%	10.06%

[1] For a reconciliation of AIP Adjusted EBITDA to operating income determined in accordance with GAAP, see *Appendix A* to this Proxy Statement

- **Payouts Under the 2025 Annual Incentive Plan.** Based on the strong year-over-year financial performance improvement in 2025 described above, including with respect to the adjusted EBITDA ("AIP Adjusted EBITDA") and AIP Adjusted EBITDA margin metrics, along with above threshold but below target performance with respect to the safety performance improvement metric, the Company's overall performance resulted in total payout at 126.8% of target, as described in further detail in *Annual Incentive Plan.*



Metrics	2025 Performance vs. 2024 Performance		2025 Achievement as a % of Target	
AIP Adjusted EBITDA	29% growth		142.2%	
AIP Adjusted EBITDA Margin	43 bps		129.7%	**126.8% Overall Achievement / Payout**
Safety Performance Improvement	9.4% year-over-year improvement		77.9%	

- **Payouts Under the 3-Year Performance Period Completed in 2025.** Quanta's continued strong performance toward achievement of its strategic initiatives again resulted in improvement in return on invested capital ("ROIC") and capital efficiency, and profitable growth for the 3-year performance period ending December 31, 2025. As described in further detail in *Executive Compensation Decisions for 2025 – Results for the 3-Year Performance Period Ended December 31, 2025*, Quanta's performance during this period was above target performance for goals that were set with respect to ROIC performance, average capital efficiency, driver safety and fleet management, and resulted in average quarterly relative total stockholder return ("TSR") between the 50th and 75th percentile of the established peer group. These performance outcomes resulted in an overall achievement of 188.5% with respect to the 3-year performance period ended December 31, 2025 under our 2023 long-term incentive plan.

Metrics	2023 - 2025 Performance vs. 2022 - 2024 Performance		2025 Achievement as a % of Target	
3-Year Average ROIC	102 bps increase		150%	
Avg. Quarterly Relative TSR	=		> 70th Percentile	
Capital Efficiency	2% improvement in efficiency calculation		200%	**188.5% Overall Achievement / Payout**
Driver Safety	8.35% reduction in safety event calculation		200%	
Fleet Management	2% reduction in idle time calculation		116.7%	

- **2025 Base Salary, Target Award Levels and Performance-Based Mix.** In 2025, as described further below, the Compensation Committee approved various compensation adjustments based on individual performance and the market data for each executive position. Specifically, three of our NEOs received an adjustment to base salary and four of our NEOs received an adjustment to long-term incentive opportunity. The Compensation Committee determined that the portion of the NEOs' target equity incentive opportunity subject to performance-based metrics over a 3-year performance period would remain unchanged for 2025 (namely, 70% for Messrs. Austin and Studer and 60% for the other NEOs), with the remaining equity compensation amounts awarded in the form of RSUs that vest over a 3-year period subject to continued service.

- **Modified Performance Metrics for 2025 Long-Term Incentive Plan.** As described in further detail in *Elements of Executive Compensation* and *Executive Compensation Decisions for 2025 – Long-Term Incentive Plan*, the Compensation Committee implemented certain adjustments to the metrics utilized in the long-term incentive plan for the 3-year performance period beginning in 2025, including incorporation of a cumulative adjusted earnings per share performance metric in place of the prior operational-based metrics. This new metric, when combined with return on invested capital and total stockholder return, provides a suite of metrics that are designed to incentivize both earnings growth and delivery of returns that exceed the Company's cost of capital, while also rewarding management for increasing stockholder value.

Say-on-Pay Vote

At Quanta's 2025 annual meeting of stockholders, approximately 93% of our stockholders voting on the "say-on-pay" proposal approved the compensation of our NEOs as described in our proxy statement filed in 2025. Accordingly, the Compensation Committee did not implement any changes to our executive compensation program as a result of the advisory vote. However, in connection with its ongoing review process and to continue to align with stockholder expectations and the Company's long-term strategic initiatives, the Compensation Committee did adjust the performance metrics included in, and the overall structure of, the 2025 long-term incentive plan, as set forth in further detail in *Elements of Executive Compensation*.

Additionally, as a key objective of our stockholder engagement program, which is described further in *Corporate Governance – Engagement and Communications with the Board,* members of senior management and the Board solicit feedback from stockholders on our executive compensation program that is relayed directly to the full Board to be considered when evaluating opportunities to further enhance our executive compensation programs and practices in future years. The Compensation Committee also continues to monitor trends and developments to ensure that Quanta provides the appropriate executive compensation incentives to remain competitively positioned to attract and retain executive talent and to ensure that management's interests are aligned with those of our stockholders.

How Our Performance is Linked to Pay

Quanta's NEO compensation is primarily comprised of base salary, annual cash incentives and long-term equity incentives. Our compensation philosophy links executive compensation to both individual and Company performance. Base salaries are generally set based on consideration of, among other things, the median of our competitive market, the nature of the position and the NEO's contributions, experience, level of responsibility and length of service. Target annual incentives generally reflect competitive market levels and practices, with upside opportunity for performance above target levels. Performance measures are designed to align the interests of executives with those of stockholders, reward successful achievement of annual financial and operational goals while maintaining focus on long-term financial performance and sustainability, and incentivize successful capital allocation strategies, as discussed in further detail in *Executive Compensation Decisions for 2025*.

2025 TARGET COMPENSATION MIX

Mr. Austin



9%
Base Salary

13%
Short-Term
Cash
Incentive

78%
Long-Term
Equity
Incentive

91%
At Risk

Other NEOs (Total)



19%
Base Salary

20%
Short-Term
Cash
Incentive

61%
Long-Term
Equity
Incentive

81%
At Risk

The Compensation Committee considers the median target total direct compensation for officers in our peer group when setting compensation levels for each NEO. Additionally, the Compensation Committee believes that a significant portion of each NEO's target compensation should be at risk or variable. The short-term cash incentive awards and long-term equity incentive awards to our NEOs are considered "at risk" compensation because they are either tied to the level of performance compared to our incentive targets or peer group performance or are subject to continued employment and stock price performance during a 3-year vesting period. Further, equity-based incentive awards under our 2025 long-term incentive plan represented a substantial portion of each NEO's compensation as a percentage of target total direct compensation and a significant portion of such equity-based incentive awards (70% with respect to the CEO and President – Electric Power and 60% with respect to the other NEOs) are subject to measurable company performance over a 3-year performance period. Equity-based awards play an important role in our compensation program because they provide incentives for the creation of stockholder value and promote executive retention and an ownership culture.

Good Governance and Best Practices

We are committed to strong governance standards that ensure our executive compensation programs are closely aligned with the interests of our stockholders, as evidenced by the policies and practices described below.

- **Stock Ownership Guidelines.** We maintain meaningful stock ownership guidelines that align our executives' long-term interests with those of our stockholders and discourage excessive risk-taking.

- **Clawback Policies.** We include a clawback provision in each of our incentive compensation plans and maintain standalone clawback policies, which permit or require the Company to recover from executive officers and key employees of Quanta and its subsidiaries cash or equity incentive compensation (including time-based awards) in certain circumstances involving a restatement of the Company's financial statements (including as required by NYSE listing standards).

- **Anti-Pledging Policy.** We maintain a policy that prohibits directors and executive officers from pledging Quanta securities as collateral for a loan absent pre-clearance and demonstration of financial capacity to repay without resorting to the pledged securities.

- **Anti-Hedging Policy.** We maintain a policy that prohibits directors and executive officers from hedging the economic risk of ownership of Quanta common stock.

- **Annual Review.** Our Compensation Committee engages its own independent compensation consultant, which performs an annual comprehensive market analysis of our executive compensation program and pay levels.

- **Annual Say-on-Pay Vote.** We provide our stockholders with an annual opportunity to participate in an advisory vote on the compensation of our NEOs.

- **No Gross-Up.** We do not provide our NEOs with gross-ups of excise taxes on severance or payments in connection with a change in control.

- **Performance-Based Compensation.** The majority of the target compensation for our NEOs is subject to objective and measurable financial and operational performance metrics.

- **Performance Thresholds and Maximums.** All performance-based awards require that the Company achieve a threshold level of performance to receive any award and provide for a cap on the maximum award in the event the established performance criteria is dramatically exceeded.

- **Modest Perquisites.** Our NEOs receive a modest amount of perquisites (described in *Elements of Executive Compensation* below), which are intended to promote wellness, provide safety and convenience in light of the demands of their positions, assist them in serving necessary business purposes, and provide a competitive compensation package.

- **No Single-Trigger Awards.** Equity awards granted subsequent to August 2023 are subject to double-trigger vesting in connection with a change in control in which the transaction consideration does not consist solely of cash.

- **Strategy-Focused Performance Metrics.** Both short-term cash incentive compensation and long-term equity incentive compensation for 2025 are tied to successful financial performance and successful performance of key strategic operational initiatives, including the safe execution of our services and the effective deployment of capital with respect to, among other things, equipment and materials and acquisitions and investments.

Compensation Philosophy

Each member of the Compensation Committee is independent within the meaning of SEC regulations, the NYSE corporate governance listing standards and our Corporate Governance Guidelines. The Compensation Committee administers the compensation programs for all of our NEOs, and its guiding principles for NEO compensation are set forth below.

Principle	Description
Competitive	Compensation programs and levels are competitive with market practices of similarly situated companies, allowing for attraction and retention of Quanta's key contributors
Equitable	Compensation programs should be administered equitably throughout the Company
Performance-Based	Incentive payouts should vary based on measurable Company performance, specifically as it relates to achievement in prior and current years, Quanta's overall business plan and the experience of stockholders
Affordable	Decisions relative to compensation programs and levels should consider the affordability of the compensation program on an ongoing basis
Balanced	Compensation programs should be designed to balance short-term and long-term business interests, employee and stockholder interests, costs / benefits and motivational value
Strategy and Culture	Compensation programs should support Quanta's overall business strategy and reflect Quanta's ownership culture
Prudent Risk Taking	Compensation programs should reflect the risk profile of Quanta's business and avoid motivating outsized risks that could materially impact the business, as described further in *Risk Considerations in Our Compensation Program*
Transparent	Performance measures, outcomes and administration of compensation programs should be able to be communicated transparently to Quanta's interested stakeholders
Compliant	Quanta's compensation programs are designed and administered to comply with applicable laws and regulations and should take into account investor and proxy advisor policies

During the first quarter of the fiscal year, the Compensation Committee determines the terms of our annual and long-term incentive plans for that year and establishes the performance metrics that will be used in evaluating the performance of the NEOs under the plans. In addition, the Compensation Committee establishes prospective base salary rates and target incentive percentages for each NEO for the current annual and long-term performance periods. Following the end of the fiscal year, the Compensation Committee meets to discuss our prior year's performance, evaluate the performance of our NEOs, and determine the amounts, if any, that will be awarded to each NEO under the incentive plans.

As set forth above, the Compensation Committee seeks to maintain the competitiveness of our executive compensation levels with those of our peers and competitors. The Compensation Committee considers various factors in determining overall compensation and each compensation component, including (i) the results of compensation benchmarking studies and changes in compensation practices of our competitors; (ii) economic and market conditions; (iii) changes in our business operations; (iv) the executive officer's position, experience, length of service and performance; (v) Company performance; and (vi) the judgment of each member of the Compensation Committee based upon prior experiences with executive compensation matters.

Elements of Executive Compensation

The key components of our current compensation and benefits programs for our NEOs are summarized in the table below. Each component has a critical role in motivating and rewarding strong performance and retaining the NEOs who deliver such performance. The Compensation Committee considers each compensation component individually and all compensation components in the aggregate when making compensation decisions.

Compensation Element	Form of Compensation	Performance / Payment Criteria	Purpose
Base Salary	Cash	Individual performance and experience in the role are factors	To provide fixed compensation necessary to attract and retain key executives and to compensate executives for their daily duties and responsibilities
Short-Term Incentive	Cash	Tied to the achievement of performance targets related to (i) AIP Adjusted EBITDA, (ii) AIP Adjusted EBITDA margin, and (iii) safety performance, in each case established by the Compensation Committee	To incentivize and reward achievement of annual financial and operational performance targets, which focus on profitable growth and safe execution
Long-Term Incentive	PSUs	PSUs cliff-vest at the end of a 3-year performance period, subject to continued service, and are tied to the achievement of performance targets related to (i) ROIC and (ii) cumulative adjusted earnings per share (EPS), in each case established by the Compensation Committee, along with a relative TSR modifier	To incentivize achievement of our long-term financial performance targets and focus on strategic initiatives, including effective deployment of capital To align management and stockholder interests and to attract and retain key executives To maintain and continue to grow stockholder value
	RSUs	RSUs vest over three years in equal annual installments, subject to continued service	To attract and retain key executives and to align management and stockholder interests
Retirement Benefits	401(k) Matching Non-Qualified Deferred Compensation Plan	–	To provide a competitive compensation package
Perquisites	Executive Physical Program Annual Perquisite Allowance Corporate Aircraft Usage Identity Theft Protection and Monitoring	–	To maintain the health and safety of executives, to provide a competitive compensation package and, in certain cases, to optimize key executives' time and account for demands associated with their positions

During 2024 and early 2025, the Compensation Committee undertook a review of the metrics included in the long-term incentive plan, considering input from its compensation consultant and the CEO and other senior management personnel. The Compensation Committee considered a variety of additional performance metrics and plan structures for the long-term incentive plan, after which it decided to replace certain operational-based metrics with an additional meaningful, financial performance metric and to adjust certain aspects of the relative TSR modifier. Specifically, the long-term incentive plan was modified to (i) incorporate a cumulative, three-year adjusted earnings per share performance metric in place of certain existing operational-based metrics (i.e., capital efficiency, fleet management, driver safety) and (ii) adjust the TSR modifier so that it can positively or negatively impact achievement percentage attained under the entire plan.

The Compensation Committee adopted these changes to continue to align the plan with stockholder expectations and the Company's long-term strategic initiatives and with the objective of producing a simplified plan that focuses on incentivizing increased profitability and the creation of stockholder value over the longer term. Furthermore, the Compensation Committee believes the revised structure of the TSR modifier, which can apply either positively or negatively, values TSR performance that is significantly divergent from the overall applicable market index, thereby properly valuing both superior and substandard stock price performance. Lastly, the Compensation Committee believes that while the prior operational metrics remain important drivers of overall Company performance, they will continue to be reflected in the Company's overall financial performance, including with respect to adjusted earnings per share.

Executive Compensation Decisions for 2025

Base Salary

Base salary is a critical element of NEO compensation because it provides a base level of monthly income that compensates executives for their daily duties and responsibilities. Base salaries for NEOs are determined annually by the Compensation Committee during the first quarter of the fiscal year, taking into account such factors as competitive industry salaries (especially the salary practices of companies in our peer group described below in *Compensation Process*), a subjective assessment of the nature of the position, and the contributions, experience, level of responsibility and length of service of the NEO. During 2025, the Compensation Committee, after taking into account, among other things, the results of a peer review study performed by its compensation consultant, concluded to increase the base salary for Mr. Austin based on performance and to better align with the market data for his position. Additionally, the Compensation Committee approved increases to Ms. Desai's and Mr. Studer's base salaries to better align with the market data with respect to their positions and responsibilities, as well as based on their strong performance.

Named Executive Officer	Prior Year Base Salary Rate	2025 Base Salary Rate (After Increase)	Percentage Increase from Prior Base Salary Rate
Mr. Austin	$1,350,000	$1,425,000	5.6%
Ms. Desai	$ 819,000	$ 875,000	6.8%
Mr. Studer	$ 800,000	$ 847,120	5.9%
Mr. Ducey	$ 735,000	$ 735,000	–%
Mr. Wayne[1]	–	$ 623,150	–

[1] Mr. Wayne was not an NEO in the prior year.

Annual Incentive Plan

Our annual incentive plan for senior leadership is designed to provide our NEOs with performance awards payable annually in recognition of Quanta achieving specified financial and safety performance targets, which are approved by the Compensation Committee at the beginning of the fiscal year. The Compensation Committee elects to pay such performance awards in cash.

Awards for an eligible NEO who begins employment during the performance year will be pro-rated from the date of hire, unless otherwise determined by the CEO and with the approval of the Compensation Committee. Generally, an NEO must be employed by Quanta on the date any cash incentive compensation is paid, and otherwise forfeits any and all rights to such compensation. However, an NEO who ceases to be employed prior to the payment date has the potential to receive an award (or some portion thereof) pursuant to contractual provisions or as otherwise determined by the CEO (other than with respect to himself) and with approval of the Compensation Committee. See *Executive Compensation – Potential Payments Upon Termination or Change in Control.*

The payout for each NEO under the annual incentive plan is calculated as a percentage of such NEO's base salary (the "AIP Target Incentive"), which is then multiplied by the weighted achievement percentage associated with the Company performance metrics, as set forth in the following calculation:



Annual Incentive Plan Target Incentive Amount X AIP Adjusted EBITDA Component (60%) X Achievement Percentage = AIP Adjusted EBITDA Component Payout

\+

Annual Incentive Plan Target Incentive Amount X AIP Adjusted EBITDA Margin Component (20%) X Achievement Percentage = AIP Adjusted EBITDA Margin Component Payout

\+

Annual Incentive Plan Target Incentive Amount X Safety Performance Component (20%) X Achievement Percentage = Safety Performance Component Payout

Total Annual Incentive Plan Award Payout

The Compensation Committee, after taking into account, among other things, the results of a peer review study performed by its compensation consultant, recommendations from Mr. Austin (other than with respect to himself), and each NEO's position, experience, level of responsibility and length of service, established the target incentives under the 2025 annual incentive plan set forth below. Target percentages were unchanged from 2025 for each NEO.

Named Executive Officer	Base Salary Rate Utilized	Target Incentive (% of Base Salary Rate)	Target Incentive (Amount)
Mr. Austin	$1,425,000	150%	$2,137,500
Ms. Desai	$ 875,000	110%	$ 962,500
Mr. Studer	$ 847,120	110%	$ 931,832
Mr. Ducey	$ 735,000	100%	$ 735,000
Mr. Wayne	$ 623,150	95%	$ 591,993

Adjusted EBITDA Component

Calculation. The adjusted EBITDA component of the annual incentive plan, which accounts for 60% of a participant's annual incentive opportunity, is based on Quanta's achievement of annual adjusted EBITDA, defined for purposes of the annual incentive plan as operating income, *plus* amortization, depreciation and stock-based compensation, *adjusted for* operational activities affecting net income that are not included in operating income ("AIP Adjusted EBITDA"). Additional adjustments to actual AIP Adjusted EBITDA may be considered and approved by the Compensation Committee, including but not limited to, acquired business results (net of acquisition and integration costs), fair value changes in contingent consideration liabilities associated with acquired businesses, impairments and other charges related to divested or discontinued businesses, foreign currency exchange rate fluctuations, unforecasted strategic initiatives and costs (e.g., business dispositions, restructuring initiatives), and other unforeseen, unusual or one-time items.

Rationale. Generally, short-term incentives motivate and reward achievement and performance of Quanta's annual financial and operational goals. The Compensation Committee believes this performance metric is a valuable measure of cash-based operating performance and encourages our NEOs to grow the Company's business, including through expanding and developing relationships with existing and potential customers and expanding service offerings in existing and adjacent markets. Further, when combined with the margin-based performance metric discussed below, NEOs are encouraged to ensure that such growth is profitable and does not include excessive risk.

Performance / Achievement. Performance with respect to this component is measured by comparing actual AIP Adjusted EBITDA for the performance year to a target amount of AIP Adjusted EBITDA, which was established based on the amount of AIP Adjusted

EBITDA correlated with the midpoint of the Company's full-year 2025 earnings guidance, as announced during the first quarter of the year. Based upon the performance/payout scale adopted by the Compensation Committee for the 2025 performance year, NEOs could earn cash awards for this component of the annual incentive plan as follows (when performance falls between the designated payout points above the threshold amount, the cash awards are determined by interpolation):

AIP Adjusted EBITDA (in millions)	Achievement Percentage
Less than $2,524.8	0%
$2,524.8	25%
$2,593.0	50%
$2,729.5	100%
$2,797.7	150%
$2,866.0 or greater	200%

The 2025 target amount of AIP Adjusted EBITDA represented an approximate 26.1% increase from actual AIP Adjusted EBITDA achieved in 2024. For the 2025 performance year, the Compensation Committee concluded that actual AIP Adjusted EBITDA was $2,787.0 million, which represents an achievement percentage of 142.2%. For a reconciliation of AIP Adjusted EBITDA to operating income for the year ended December 31, 2025 determined in accordance with GAAP, see *Appendix A* to this Proxy Statement.

Adjusted EBITDA Margin Component

Calculation. The adjusted EBITDA margin component of the annual incentive plan, which accounts for 20% of a participant's annual incentive opportunity, is based on Quanta's achievement of annual targeted margin performance on the AIP Adjusted EBITDA earned by the Company. Adjusted EBITDA margin is measured as AIP Adjusted EBITDA, *divided by* consolidated revenues (adjusted to exclude foreign currency exchange rate fluctuations and revenues attributable to businesses acquired during the performance year, as well as certain other unforecasted items, that were not included in the Company's full-year 2025 earnings guidance announced during the first quarter of the year) ("AIP Adjusted EBITDA margin").

Rationale. The Compensation Committee believes this performance metric is highly correlated with stockholder return and reinforces the Company's focus on margin improvement and profitable growth, which complements the AIP Adjusted EBITDA metric described above by penalizing management for focusing solely on revenue growth. The Compensation Committee also believes this metric complements the ROIC component included in the long-term incentive plan described below by rewarding the deployment of capital and resources in a manner that results in a profitable return.

Performance / Achievement. Performance with respect to this component is measured by actual AIP Adjusted EBITDA margin for the performance year as compared to a target margin, which was established based on the target amount of AIP Adjusted EBITDA set forth above relative to the range of the Company's full-year 2025 revenue guidance, as announced during the first quarter of the year. Based upon the performance/payout scale adopted by the Compensation Committee for the 2025 performance year, NEOs could earn cash awards for this component of the annual incentive plan as follows (when performance falls between the designated payout points above the threshold amount, the cash awards are determined by interpolation):

AIP Adjusted EBITDA Margin	Achievement Percentage
Less than 9.66%	0%
9.66%	25%
9.91%	100%
10.16%	150%
10.26% or greater	200%

The 2025 target AIP Adjusted EBITDA margin represented an approximate 27 bps increase from actual AIP Adjusted EBITDA margin achieved in 2024. For the 2025 performance year, actual AIP Adjusted EBITDA margin was 10.06%, which was above the target level of performance, resulting in an achievement percentage of 129.7% for this component of the annual incentive plan. For a reconciliation of adjusted consolidated revenues to consolidated revenues determined in accordance with GAAP and a calculation of AIP Adjusted EBITDA margin for the year ended December 31, 2025, see *Appendix A* to this Proxy Statement.

Safety Performance Component

Calculation. The final component of the annual incentive plan, which accounts for the remaining 20% of a participant's annual incentive opportunity, is based on the Company's achievement of a measurable safety performance goal. Performance with respect to this component is measured based on improvement with respect to the rate of incidence of significant safety events (e.g., life-altering and life-ending safety events) for the performance year as compared to performance with respect to such events in the prior year. Performance with respect to significant safety events is calculated through an internal safety predictive measure and is defined as the number of significant safety events in the performance year, *multiplied by* 1,000,000, and *divided by* the Company's total work hours for the applicable year.

Rationale. Generally, this goal aligns with the Company's strategic priority of a commitment to workforce safety and management's expectation that the Company will achieve industry-leading safety performance. The Compensation Committee determined that utilizing such a metric was an appropriate enhancement in evaluating the Company's overall safety performance, as a reduction of these events is a key operational focus of the Company and of the utmost importance to the overall safety of Quanta's employees. Furthermore, the Compensation Committee believes utilization of a metric relating to significant safety events is appropriate given the importance of preventing such events and that measuring these events can often provide greater insight into the overall safety performance of the Company than traditional safety metrics. A key strategic initiative of the Company has been to track and analyze significant safety events, and this internal predictive measure is aligned with the Company's overall Capacity Model for safety, which is designed to reduce such events by building in the capacity to fail safely when performing services that involve significant operational hazards. Therefore, the Compensation Committee believes that achievement of this goal has a significant positive impact on both short-term financial performance by reducing costs associated with safety incidents and long-term performance and sustainability, as safe performance impacts the Company's ability to maintain and increase its business with existing and potential customers and attract and retain employees.

Performance / Achievement. For 2025, threshold performance with respect to significant safety events was set based on improving upon the Company's performance from 2024, accounting for expectations for a continued increase in total workhours, and target performance was set based on relative improvement as compared to the threshold. Specifically, the NEOs could earn cash awards for this component of the annual incentive plan as follows (when performance falls between the designated payout points above the threshold amount, the cash awards are determined by interpolation):

Safety Performance Improvement	Achievement Percentage
Less than 0.8%	0%
0.8%	25%
12.5%	100%
18.0%	200%

For the 2025 performance year, the Company's performance with respect to significant safety events improved as compared to the 2024 performance year and was above threshold performance improvement in the achievement scale but below target performance established by the Compensation Committee. As a result, the overall achievement percentage was 77.9%.

Overall Performance and Payout

Overall performance based on the weighted results set forth above resulted in a total achievement percentage of 126.8%, and therefore the total payout to each NEO under the 2025 annual incentive plan was as follows:

Named Executive Officer	Achievement Percentage	Total AIP Incentive Award Earned
Mr. Austin	126.8%	$2,710,350
Ms. Desai	126.8%	$1,220,450
Mr. Studer	126.8%	$1,181,563
Mr. Ducey	126.8%	$ 931,980
Mr. Wayne	126.8%	$ 750,646

Long-Term Incentive Plan

Our long-term incentive plan for senior leadership is designed to provide our NEOs with long-term incentive awards payable in equity. The targeted incentive amount for each NEO under the long-term incentive plan is determined annually by the Compensation Committee ("Long-Term Target Incentive"). The Compensation Committee approved the following Long-Term Target Incentives for 2025 after taking into account, among other things, the results of a peer data study performed by its compensation consultant, recommendations from Mr. Austin (other than with respect to himself), each NEO's position, experience, level of responsibility and length of service, and with respect to Mr. Ducey to align with market data for his position:

Named Executive Officer.	2024 Total Long-Term Target Incentive (% of Base Salary)	2025 Total Long-Term Target Incentive (% of Base Salary)	2025 Total Long-Term Target Incentive (Amount)
Mr. Austin	780%	875%	$12,468,750
Ms. Desai	350%	419%	$ 3,666,250
Mr. Studer	300%	350%	$ 2,964,920
Mr. Ducey	225%	250%	$ 1,837,500
Mr. Wayne[1]	—	225%	$ 1,402,088

[1] As noted above, Mr. Wayne was not an NEO during 2024 and, as such, his 2024 total long-term incentive is not included in the table above.

Generally, an NEO must be employed by Quanta on the date an award vests or is earned under the long-term incentive plan or otherwise forfeits any and all rights to such award. However, an NEO who ceases to be employed prior to the completion of the 3-year performance period described below has the potential to receive an award (or some portion thereof) pursuant to contractual provisions or as otherwise determined by the Chief Executive Officer (other than with respect to himself) and with approval of the Compensation Committee. See *Executive Compensation – Potential Payments Upon Termination or Change in Control.* Awards for an NEO who becomes a participant in the long-term incentive plan during the performance period are pro-rated from the date of hire; however, in any event, an NEO must be employed by October 1st of the first year of the 3-year performance period to be eligible to participate.

PSU Component

The first component of the long-term incentive plan, which accounts for 60% (or with respect to Messrs. Austin and Studer, 70%) of an NEO's Long-Term Target Incentive, consists of PSUs that are eligible to cliff vest at the end of a 3-year performance period based on achievement of 3-year Company performance goals determined by the Compensation Committee (the "Long-Term PSU Component") and continued employment. Under the 2025 long-term incentive plan, the Compensation Committee approved the following PSU awards:

Named Executive Officer	Long-Term PSU Component (Weighted %)	Target Long-Term PSU Component (Amount)	PSUs Granted[1]
Mr. Austin	70%	$8,728,125	29,843
Ms. Desai	60%	$2,199,750	7,521
Mr. Studer	70%	$2,075,444	7,096
Mr. Ducey	60%	$1,102,500	3,770
Mr. Wayne	60%	$ 841,253	2,876

[1] The number of PSUs granted is determined by dividing the dollar amount of the target Long-Term PSU Component by the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the grant date.

Though PSUs representing the Long-Term PSU Component target amount were granted to the NEOs in 2025, the number that will ultimately be earned and vest will be adjusted upward or downward (as applicable) based on Company performance during the 3-year performance period ending December 31, 2027. The number of PSUs that can become earned at the end of the performance period ranges from 0% to a maximum of 215% of the amount granted. Any earned PSUs will vest immediately after the Compensation Committee's determination of the extent to which the performance metrics were attained and will be settled in Quanta common stock. Quanta also accrues for dividend equivalents on PSUs at the same time and at the same rate as dividends are paid on Quanta common stock; however, payment of dividend equivalents on shares underlying unearned and unvested PSUs is expressly prohibited until the PSUs become earned and vest, such that the declared dividend equivalents are subject to forfeiture unless and until the PSUs to which they relate vest.

In connection with its ongoing review of executive compensation, and as described in further detail in *Elements of Executive Compensation*, the Compensation Committee determined that it was appropriate to adjust the metrics included in the Long-Term PSU Component to simplify the overall structure of the long-term incentive plan and to increase focus on continued earnings growth, as a complement to effective deployment of capital. With that in mind, for the 3-year performance period ending December 31, 2027, the Compensation Committee established Company performance goals relating to (i) improvement of ROIC (which accounts for 60% of the number of PSUs that each NEO can earn); (ii) cumulative adjusted earnings per share (which accounts for 40% of the number of PSUs that each NEO can earn); and (iii) a relative TSR performance modifier (which can increase or decrease the overall achievement percentage by 15%). The ROIC and cumulative adjusted earnings per share goals have a 0% to 200% performance scale, which can then be increased or decreased by the TSR modifier. The performance targets and results for these goals may be adjusted, as appropriate, to take into account any unusual or unforeseen events that occur during the performance period.

As soon as administratively practicable following the conclusion of the 3-year performance period on December 31, 2027, the weighted percentage earned for each goal will be determined, and the combined weighted percentage earned will then be multiplied by the number of PSUs granted in 2025. This will result in a final number of earned and vested PSUs, which will be settled in shares of Quanta common stock, as set forth in the following calculation:



3-Year ROIC Achievement Percentage X ROIC Goal Weighting (60%) = ROIC Weighted Percentage Earned

\+

Adjusted EPS Achievement Percentage X Adjusted EPS Goal Weighting (40%) = EPS Weighted Percentage Earned

\+

Relative TSR Modifier (+/-15%)

Percentage of PSUs Earned

ROIC Improvement Performance Goal

For the ROIC performance goal, which accounts for 60% of the PSU component, the Compensation Committee established targeted amounts that reward overall ROIC improvement during the 3-year performance period.

Rationale. The Compensation Committee believes that measuring improvement in ROIC is appropriate to assess the Company's ability to create incremental return and value on all of its invested capital and determined that utilizing a 3-year average of annual ROIC performance will appropriately measure and reward improved performance. The Compensation Committee believes this performance metric requires both income statement and balance sheet management and that achievement of the targeted ROIC will have a significant positive impact on both long-term financial performance and stockholder value creation and exhibit appropriate capital allocation priorities.

Calculation. Performance with respect to the ROIC improvement goal is measured based on average ROIC during the 3-year performance period. ROIC for each year is calculated as net operating profit after tax, *divided by* average invested capital. Net operating profit after tax is equal to adjusted EBITA, *multiplied by* (1 – tax rate), *less* non-controlling interests (after tax). Average invested capital is equal to total assets, *minus* non-controlling interests, cash and non-interest bearing current liabilities and is taken as the average of the current year-end and the prior year-end.

For purposes of calculating ROIC, (i) net operating profit after tax may be adjusted by the same adjustments described above with respect to AIP Adjusted EBITDA, subject to the discretion of the Compensation Committee, except that there is no adjustment for acquisitions unless otherwise determined by the Compensation Committee, and (ii) invested capital is subject to the balance sheet impact of those same adjustments, as applicable and as deemed appropriate by the Compensation Committee.

Performance / Achievement. With respect to average ROIC during the performance period, a payout begins to accrue only if average ROIC is greater than a threshold amount, which is aligned with the Compensation Committee's and management's expectations with respect to the level of ROIC performance that the Company should achieve to consistently create value. Performance above threshold / at target represents return in excess of the Company's cost of capital and performance at maximum represents consistent improvement over historical performance. The Compensation Committee established the following performance/payout scale for assessing average ROIC improvement (average ROIC will be rounded to the nearest one tenth decimal place):

Percentage Improvement of 3-Year Average ROIC Over Threshold	Achievement Percentage
Less than 0.0%	0%
0.0%	100%
13.8%	125%
17.5%	150%
21.3%	175%
25.0% or greater	200%

Additionally, consistent performance during a majority of the 3-year performance period can result in a moderated payout. Namely, if two annual measurements result in ROIC greater than the threshold amount, but 3-year average ROIC fails to achieve the threshold average improvement, the Compensation Committee determined an achievement percentage of 66% would be warranted.

Cumulative Adjusted Earnings Per Share Goal

For the cumulative adjusted EPS goal, which accounts for 40% of the number of PSUs that each NEO can earn, the Compensation Committee established targeted amounts that reward cumulative adjusted EPS improvement during the 3-year performance period.

Rationale. The Compensation Committee believes this cumulative adjusted EPS metric is an appropriate complementary measure for overall ROIC. While improved ROIC targets efficient utilization of all of the Company's invested capital, this metric focuses on continued profitability and earnings growth over the 3-year performance period, incentivizing management to grow the Company without taking excessive risk. Measurement of performance with respect to this metric allows the Compensation Committee to evaluate whether management is successfully performing against its core strategic objective to ensure earnings growth, and when combined with performance under the ROIC performance metric, provides a complete picture of the Company's profitability and capital management.

Calculation. Performance with respect to the cumulative adjusted EPS improvement goal is measured based on adjusted EPS during the 3-year performance period. The calculation for adjusted EPS aligns with the calculation utilized with respect to the Company's financial reporting, which includes adjustments to GAAP diluted EPS for, among other items, acquisition and integration costs, fair value of contingent consideration liabilities, gain/loss on sale of investments or businesses, foreign currency translation losses, non-cash stock-based compensation and amortization, minus the tax impact of these adjustments and the impact of tax contingency releases.

Performance / Achievement. A payout begins to accrue only if cumulative adjusted EPS is greater than a threshold amount, which is established based on significant improvement from the prior year actual results. Furthermore, target performance corresponds to the expected level of earnings per share growth from the baseline amount during the 3-year performance period, and performance above the target amount represents a significant improvement above the target amount. Based on the considerations above, the Compensation Committee established the performance/payout scale below for the targeted cumulative adjusted EPS. When attainment of the goal falls between the designated percentages in the table, the percentage of target incentive earned is determined by interpolation.

3-year Cumulative Adjusted EPS Growth	Achievement Percentage
Less than 6% growth per annum	0%
10% growth per annum	100%
12% growth per annum or more	200%

Relative TSR Modifier

Rationale. The Compensation Committee believes that a relative TSR modifier creates strong alignment with stockholder interests and the Company's strategic growth. The Compensation Committee also determined that TSR performance should only be rewarded or penalized based on performance that diverges significantly from the median, which can be indicative of the investment community's evaluation of management performance.

Calculation. Relative TSR performance is calculated based on the Company's performance relative to companies within a broad equity market index, namely the S&P 500 Industrials Index, for each of the twelve quarters during the 3-year performance period. For 2025, the Compensation Committee determined that the S&P 500 Industrials Index was an appropriate index to utilize due to the fact that the companies included in that index are aligned with Quanta's current market capitalization and include more of Quanta's industry peers.

TSR for the Company is calculated each quarter by determining the percentage appreciation or depreciation of stock price (utilizing the average closing price for the twenty consecutive trading days prior to the end of quarter), plus the value of dividends paid during the quarter. The Company's performance relative to the individual companies within the S&P 500 Industrials Index is established at the end of each quarterly period by evaluating performance from the beginning of the performance period (i.e., January 1, 2025) through that quarter end. The highest and lowest percentile ranks are then set aside, and the remaining ten percentile ranks are averaged to determine the Company's final average percentile rank. The Compensation Committee believes this calculation of TSR prevents the overweighting of anomalous events at the beginning or end of the measurement period, whether they be positive or negative. The Compensation Committee also believes that quarterly evaluations are aligned with how stockholders evaluate management with respect to stockholder value creation.

Performance / Achievement. If the Company's average relative TSR is in the 90th percentile or above of the S&P 500 Industrials Index, the overall achievement percentage under the Long-Term PSU Component will be increased by 15%. The Compensation Committee believes this is the appropriate level of performance to justify a payout under this metric. If the Company's average relative TSR falls between the 10th percentile and the 90th percentile, no adjustment will be made to the overall achievement percentage, and if the Company's average relative TSR is within the 10th percentile or below, the overall achievement percentage under the Long-Term PSU Component will be reduced by 15%.

2025-2027 Avg. Quarterly Relative TSR Percentile of the S&P 500 Industrials Index	Adjustment to Overall Achievement Percentage
10th Percentile or Below	(15%)
Above 10th Percentile and Below 90th Percentile	0%
90th Percentile or Above	15%

The adjustment with respect to this relative TSR performance metric (if any) is then added to or subtracted from the achievement percentage earned with respect to the combined achievement percentage for the ROIC improvement metric and cumulative adjusted EPS metric to determine the total achievement percentage for the long-term incentive plan. Based on this calculation, the total achievement percentage for the Long-Term PSU Component can range from zero to 215%.

RSU Component

The second component of the long-term incentive plan, which accounts for the remaining 40% (or with respect to Messrs. Austin and Studer, 30%) of an NEO's Long-Term Target Incentive, consists of RSUs that vest in equal annual installments over the 3-year period following the date of grant (the "Long-Term RSU Component"), subject to the applicable NEO's continued service through each vesting date (unless otherwise specified pursuant to contractual arrangements). Quanta also accrues for dividend equivalents on RSUs at the same time and at the same rate as dividends are paid on Quanta common stock; however, payment of dividend equivalents on shares underlying unvested RSUs is expressly prohibited until the RSUs vest, such that the declared dividend equivalents are subject to forfeiture unless and until the RSUs to which they relate vest. The Compensation Committee believes

these time-based awards provide a concrete link between our NEOs' compensation and the creation of stockholder value and encourage retention of our NEOs. Under the 2025 long-term incentive plan, the Compensation Committee approved the following award amounts:

Named Executive Officer	Long-Term RSU Component (Weighted %)	Target Long-Term RSU Component (Amount)	RSUs Granted[1]
Mr. Austin	30%	$3,740,625	12,790
Ms. Desai	40%	$1,466,500	5,014
Mr. Studer	30%	$ 889,476	3,041
Mr. Ducey	40%	$ 735,000	2,513
Mr. Wayne	40%	$ 560,835	1,918

[1] The number of RSUs granted is determined by dividing the dollar amount of the target Long-Term RSU Component by the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the grant date.

Results for the 3-Year Performance Period Ended December 31, 2025

In March 2026, the Compensation Committee certified the results of the PSUs granted under our 2023 long-term incentive plan (the "2023 PSUs"). The 2023 PSUs were subject to a 3-year performance period that ended December 31, 2025, and the number of PSUs that could have become earned and vested ranged from 0% to a maximum of 200% of the number of PSUs granted in 2023. For the 3-year performance period that ended December 31, 2025, the Compensation Committee established Company performance goals, including (i) improvement of ROIC, combined with an average quarterly relative TSR performance metric, (ii) improved utilization of property and equipment (i.e., capital efficiency) and (iii) sustainability-based metrics related to the Company's fleet of vehicles, specifically the idle time improvement goal (which measured idle time of Company vehicles) and composite driver safety improvement goal. All goals had a 0% to 200% performance scale, with the ROIC goal accounting for 65% of the number of PSUs that could be earned, the capital efficiency goal accounting for 15% of the number of PSUs that could be earned and the goals for the fleet of vehicles each accounting for 10% of the number of PSUs that could be earned.

ROIC Improvement / Relative TSR Performance Goal

Performance with respect to the ROIC improvement goal was measured based on both average ROIC during the 3-year performance period and consistent annual ROIC performance, and achievement with respect to relative TSR performance was measured based on the Company's performance relative to the S&P MidCap 400 Index for each of the twelve quarters during the 3-year performance period.

With respect to this goal, the Compensation Committee determined the following.

- Average ROIC for the 3-year performance period was 12.21%, representing an approximately 22% improvement over the threshold goal and exceeding the maximum performance goal of 11%, and each annual measurement of ROIC was above the threshold amount in the 3-year performance period, which resulted in a maximum achievement percentage of 150%.

- The Company's relative TSR for the 3-year performance period was between the 50th and 75th percentile, resulting in an additional achievement percentage of 45.2%.

- The combined achievement percentage for this goal was 195.2%.

Property and Equipment Utilization (Capital Efficiency) Goal

Performance with respect to the property and equipment utilization (i.e., capital efficiency) goal was measured by 3-year average capital efficiency, with payouts accruing only if the Company's average capital efficiency for the performance period was greater than a threshold amount corresponding to the actual capital efficiency for the year preceding the 3-year performance period. With respect to this goal, the Compensation Committee determined that capital efficiency during the 3-year performance period was 28.23, representing a 17.6% improvement over the threshold goal and exceeding the target performance goal by 14.0%, which resulted in an achievement percentage of 200.0%.

Sustainability Goals – Fleet Management and Safety

Performance with respect to sustainability-based metrics related to the Company's fleet of vehicles – the idle time improvement goal and the composite driver safety improvement goal – was measured by 3-year average performance, with payouts accruing only if the Company's performance was greater than a threshold amount. With respect to this goal, the Compensation Committee determined (i) the idle-time calculation during the 3-year performance period was approximately 0.468, representing an achievement percentage of 116.7% and (ii) the composite driver safety calculation was approximately 0.373, representing an achievement percentage of 200.0%.

Overall Achievement Percentage and Performance Units Earned

The combined weighted percentage achievement and final number of earned and vested 2023 PSUs for each of our NEOs, which were paid to our NEOs in shares of Quanta common stock after completion of the performance period ended December 31, 2025, are as follows:

Named Executive Officer	PSUs Granted in 2023 (Target Amount)	Combined Weighted Percentage Achievement	Total PSUs Earned & Vested
Mr. Austin	43,413	188.5%	81,834
Ms. Desai	8,930	188.5%	16,833
Mr. Studer	10,686	188.5%	20,143
Mr. Ducey	4,675	188.5%	8,812
Mr. Wayne	4,864	188.5%	9,169

Other Compensation and Benefits

We have provided all of our NEOs with an annual executive physical examination program, identity theft protection and monitoring services, supplemental insurance coverage and a $25,000 annual allowance that may be used for certain pre-approved perquisites, including tax planning, financial services or club membership dues, as well as any other perquisites that may be approved by the Compensation Committee. Additionally, the Company provided the CEO and the President – Electric Power with personal use of corporate aircraft for air travel, subject to an annual incremental cost limit, without any tax gross-up or reimbursement and, with respect to Mr. Studer, an annual automobile allowance. The dollar value of the perquisites provided to our NEOs are set forth below in the 2025 All Other Compensation Table.

The Compensation Committee believes that this annual perquisite package is reasonable and provides additional compensation to our NEOs that (i) enhances the competitiveness of our executive compensation program (allowance for club membership dues), (ii) increases their productivity and availability (professional assistance with tax and financial planning, corporate aircraft usage) so they can focus on managing the Company's business, and (iii) helps maintain their safety (identity theft protection and monitoring, corporate aircraft usage) and health (annual physical examinations). The Compensation Committee reviews the Company's perquisites policy on a regular basis to consider whether, and to what extent, it may be appropriate to revise the treatment of or limit or discontinue particular perquisites.

Our NEOs also receive matching contributions from Quanta to their 401(k) accounts, consistent with all other employees participating in Quanta's 401(k) plan. Quanta matches 100% of an NEO's pre-tax contributions up to the first 3% of such NEO's base salary. Thereafter, Quanta matches 50% of an NEO's pre-tax contributions up to the next 3% of such NEO's base salary. All matching contributions are subject to certain limits as determined by law.

Deferred Compensation Plan

Under a nonqualified deferred compensation plan maintained by Quanta, certain employees, including the NEOs, are permitted to voluntarily defer receipt of up to 75% of base salary and up to 100% of other cash compensation and/or settlement of certain equity incentive awards. Quanta also makes certain matching contributions under the plan. For additional information on these contributions, see *Executive Compensation – Nonqualified Deferred Compensation in 2025*. Quanta believes that providing such a plan that allows and encourages planning for retirement is a key factor in our ability to attract and retain key personnel. During 2025, Messrs. Austin, Studer, Ducey and Wayne and Ms. Desai elected to defer a portion of their base salary and/or annual incentive plan award that vested during the year. During 2025, Quanta made matching contributions (as set forth in the 2025 Nonqualified Deferred Compensation Table), but no discretionary contributions, to participant accounts in the nonqualified deferred compensation plan.

Stock Ownership Guidelines

Our Governance and Nominating Committee has established minimum stock ownership guidelines for executive officers, with the goal of promoting equity ownership and aligning our executive officers' interests with our stockholders. The ownership guidelines are currently established at the following minimum levels:

Position	Guideline
Chief Executive Officer	5 x base salary
Chief Operating Officer	4 x base salary
Chief Financial Officer Divisional President President – Strategic Operations Executive Vice President General Counsel	3 x base salary
Other Executive Officers	1 x base salary

The dollar value obtained based on the applicable executive officer's base salary (using the formula described in the table above) is divided by the average closing price of Quanta common stock during the immediately preceding 12 months as reported by the NYSE to calculate the number of shares required to be held by each executive officer. For purposes of determining compliance, the number of shares of Quanta common stock that an individual is expected to own is calculated as of December 31st of each year, using the individual's then current base salary and the stock ownership multiple applicable to such executive officer as of such date. Once calculated, the number of shares that an individual is expected to own remains in effect, regardless of intervening compensation increases, promotions or stock price fluctuations, until December 31st of the following year, at which time a new calculation and compliance assessment will be made. Once an individual is determined to be in compliance with the ownership guidelines as of the annual assessment date, the individual is deemed to remain in compliance as long as he maintains ownership of at least the same number of shares required as of the previous annual assessment date.

Each executive officer is expected to attain the applicable stock ownership under the guidelines within five years following the later of (i) the first annual assessment with respect to such individual or (ii) the first annual compliance assessment at which a higher stock ownership multiple becomes applicable to such individual. The five-year phase-in period is intended to permit gradual accumulation of the required ownership and ratable forward progress is expected during the period. Under the guidelines, shares held by a person or entity related to or controlled by the executive officer, as well as unvested RSUs and vested equity awards deposited into a deferred compensation arrangement, are included in the calculation of such individual's ownership. However, unvested and unearned PSUs are not included in the calculation of such individual's ownership.

As of December 31, 2025 all of our executive officers were in compliance with the requirements of our stock ownership guidelines and exceeded the prescribed ownership level.

Insider Trading Policy

We have an insider trading policy and procedures that govern the purchase, sale and other dispositions of our securities by directors, officers, employees and other individuals the company determines should be subject to the policy. We believe that our securities transactions policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of this policy is included as Exhibit 19 to our 2025 Annual Report on Form 10-K.

Pledging, Hedging and Other Transactions in Quanta Securities

Our insider trading policy (among other things) prohibits directors and executive officers of Quanta from pledging Quanta securities as collateral for a loan unless the individual provides reasonable assurance of the financial capacity to repay the loan without resorting to the pledged securities and obtains pre-clearance of the pledge by a management committee or the Governance and Nominating Committee of the Board. Transactions by directors and executive officers in Quanta's securities involving short sales, puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. Directors and executive officers are also prohibited from entering into hedging, monetization transactions or similar arrangements involving Quanta securities, such as prepaid variable forwards, forward sale contracts, equity swaps, collars, zero-cost collars and other derivative transactions. We believe these prohibitions ensure that levels of stock ownership in accordance with our stock ownership guidelines are effective in aligning each individual's interests with those of our stockholders.

Clawback Policies

Quanta maintains a standalone clawback policy that permits the Company to recover bonus, incentive or equity-based incentive compensation (including time-based awards) from executive officers and certain other key employees of Quanta and its subsidiaries. In order for compensation to be recoverable, the following conditions must be satisfied:

- the individual must have engaged in or benefited from intentional or unlawful misconduct that materially contributed to a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirements under federal securities laws (other than a change in financial accounting rules);
- as a result of the restatement, a performance measure or target that was a material factor in determining the amount of compensation previously earned was restated; and
- the Board (or an appropriate Board committee) determines, in its discretion, that a lower amount of compensation would have been paid based on the restated financial results.

In making a determination, the Board (or an appropriate Board committee) may take into account such other considerations it deems appropriate, including, among other things, the likelihood of success in seeking reimbursement or forfeiture and whether the expense of seeking the reimbursement or forfeiture is likely to exceed the amount recovered, and the determinations of the Board (or an appropriate Board committee) need not be uniform with respect to all individuals covered by the policy. The policy applies to all compensation paid after adoption of the policy and during the three-year period prior to disclosure of a restatement; however, it does not apply with respect to a restatement following a change in control (as defined in the applicable equity incentive plan).

Additionally, Quanta maintains the Policy for Recovery of Erroneously Awarded Compensation (the "Recovery Policy"), adhering to the listing standards of the NYSE and the rules of the SEC implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Recovery Policy requires the Company to recoup certain excess incentive-based compensation (i.e., incentive compensation that is granted, earned or vested based in whole or in part on the attainment of one or more financial reporting measures) paid to or deferred by executive officers in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws. Under the policy, the Compensation Committee will require recoupment if it determines that incentive-based compensation received by an executive exceeded the amount of incentive-based compensation that otherwise would have been received, had it been calculated based on the restated amounts, unless the Compensation Committee determines that recovery would be impracticable.

Clawback provisions are also incorporated in our 2025 and prior-year annual and long-term incentive plans, which permit the Company to recover certain incentive compensation from certain executive officers and other key employees to the extent necessary to comply with the requirements of applicable law, the rules and regulations of the SEC, applicable stock exchange listing standards, the Company's clawback policy or the Recovery Policy, each as amended from time to time, or to the extent deemed appropriate by the Board or any committee thereof, upon its determination that the recipient has violated applicable restrictive covenants.

Employment Agreements

As of December 31, 2025, Quanta was party to employment agreements with each of its NEOs (each, an "Employment Agreement"). Under the terms of our Employment Agreements, the applicable executive is entitled to payments and benefits upon certain terminations of employment and/or a change in control of Quanta. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had the termination of employment or change in control of Quanta been triggered as of fiscal year-end, are described below in *Executive Compensation.* The termination provisions of the Employment Agreements provide these individuals with a fixed amount of compensation upon termination as an inducement to offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join or maintain employment with us. At the time of entering into these agreements, the Compensation Committee considered our aggregate potential obligations in the context of the desirability of hiring or maintaining the employment of the individual and the expected compensation upon joining or maintaining employment with us. The Employment Agreements do not contain excise tax gross-up provisions.

Indemnification Agreements

We have indemnification agreements with each of our directors and executive officers, in part to enable us to attract and retain qualified directors and executive officers. These agreements require us, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses for proceedings for which they may be indemnified (and in responding to discovery requests for any covered proceeding), and to cover such person under any directors' and officers' liability insurance policy that we may maintain from time to time. These agreements are intended to provide indemnification rights to the fullest extent permitted under applicable Delaware law and are in addition to any other rights our directors and executive officers may have under our certificate of incorporation and bylaws and applicable law.

Risk Considerations in Our Compensation Program

The Compensation Committee has discussed the concept of risk as it relates to our compensation program for 2025 and does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- The Compensation Committee structures executive compensation at the senior leadership level to consist of both fixed and variable compensation. The base salaries of senior leadership are typically set at market levels and are designed to provide a steady income so that senior leadership does not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. The variable portions of compensation are generally designed to reward both short-term and long-term performance as measured under several financial and operational performance metrics that support the Company's strategic objectives. Additionally, RSUs generally vest over three years in equal annual installments, which the Compensation Committee believes promotes retention and encourages senior leadership to focus on sustained stock appreciation. The Compensation Committee believes that the variable elements of compensation are a sufficient percentage (generally at or more than 60%) of overall compensation to motivate superior short-term and long-term corporate results, while the fixed element is also sufficient such that senior leadership is not encouraged to take unnecessary or excessive risks in doing so.

- The Compensation Committee believes the financial and operational performance measures for determining cash payouts or equity earned under our incentive plans are aligned with Quanta's short-term and long-term operating and strategic plans and promote corporate responsibility and the long-term sustainability of the Company by advancing the interests of Quanta's stakeholders, including its stockholders, employees and customers. The Compensation Committee also believes that the targets for those measures are set at challenging, but appropriate, levels that do not encourage unnecessary or excessive risk taking.

- The Compensation Committee believes that the usage of complementary financial performance metrics, including AIP Adjusted EBITDA and AIP Adjusted EBITDA margin, prevents management from focusing on the generation of revenues at the expense of profit. The Compensation Committee also believes that the complementary metrics of ROIC and adjusted EPS incentivize management to continue to use capital efficiently while maximizing earnings growth.

- The Board has adopted stock ownership guidelines for our executive officers, which the Compensation Committee believes provide a considerable incentive for management to consider Quanta's long-term interests because a meaningful portion of their personal investment portfolio consists of Quanta common stock.

- The Board has adopted a prohibition on hedging the economic risk of ownership of Quanta common stock applicable to our directors, executive officers and certain employees, reinforcing the alignment of their long-term interests with those of our stockholders.

- Compensation at the corporate management, corporate staff and operating company management levels also consists of both fixed and variable compensation. The fixed or base salary portion of compensation is typically set at competitive market levels. The variable portions of compensation are generally designed to reward employees based on Company performance and align with the Company performance metrics utilized for executive compensation. For example, with respect to corporate management, annual cash incentive plan awards are generally based on the same financial performance goals applicable to executive compensation, subject to additional discretion by the CEO and senior leadership, and long-term equity incentive awards are based on a number of factors, including individual responsibilities and roles as determined by senior leadership and, in certain cases, financial performance measures. With respect to operating company management, annual cash incentive plan awards are based on financial performance of the applicable operating company, and long-term equity incentive compensation is based on both financial and operational performance. Overall, these programs are structured to help ensure that compensation incentives throughout the organization are aligned. Additionally, equity awards under these plans generally vest in three equal annual installments to promote retention and align interests throughout the Company.

- The Compensation Committee retains sole discretion to adjust incentive awards or targets in order to align payouts and potential payouts with performance.

- Individual awards are capped under our incentive plans, which the Compensation Committee believes mitigates excessive risk taking. Therefore, even if the Company dramatically exceeds its performance goals, awards are limited.

- Quanta maintains internal controls over the measurement and calculation of performance goals, which are designed to prevent manipulation. In addition, all employees are required to comply with our Code of Conduct, which covers, among other things, accuracy of books and records.

- Quanta maintains the Recovery Policy and an additional standalone clawback policy and has included clawback provisions under each of its incentive plans, which provide for recovery of certain incentive compensation from officers and key employees of Quanta and its subsidiaries in certain circumstances, as set forth in further detail in *Clawback Policies* above.

2025 Compensation Process

Role of Compensation Consultant

The Compensation Committee Charter grants to the Compensation Committee the authority to retain, at Quanta's expense, compensation consultants, outside legal counsel and other advisors, and to approve their fees. These advisors report directly to the Compensation Committee. During 2025, the Compensation Committee independently retained Frederick W. Cook & Co., Inc. ("FW Cook") to examine our executive compensation program and pay practices and the competitiveness of our executive compensation program relative to public company peer group data. For 2025, the Compensation Committee approved the following companies, which we refer to as our "peer group," for the purpose of obtaining competitive data for the benchmarking study referenced above:

AECOM (NYSE: ACM)	EMCOR Group, Inc. (NYSE: EME)	Jacobs Solutions Inc. (NYSE: J)	PACCAR Inc. (NASDAQ: PCAR):
Builders FirstSource, Inc. (NYSE: BLDR)	Emerson Electric Co. (NYSE: EMR)	Johnson Controls International PLC (NYSE: JCI)	Parker-Hannifin Corporation (NYSE: PH)
Corning Incorporated (NYSE: GLW)	Fluor Corporation (NYSE: FLR)	Leidos Holdings, Inc. (NYSE: LDOS)	Textron Inc (NYSE: TXT)
Cummins, Inc. (NYSE: CMI)	GE Vernova Inc. (NYSE: GEV)	L3Harris Technologies, Inc. (NYSE: LHX)	
Eaton Corporation (NYSE: ETN)	Illinois Tool Works Inc. (NYSE: ITW)	MasTec, Inc. (NYSE: MTZ)	

These companies were chosen based on (i) market competition, including companies that compete with Quanta for customers, executive talent and investors; (ii) organization size, with financial characteristics such as revenues or market capitalization similar to those of Quanta; and (iii) industry and business characteristics, including companies in similar industries and that serve similar customers, as well as companies with global scale, highly trained, specialized workforces and logistical complexity and companies

that are asset and human capital intensive. Certain changes were made to the peer group utilized for 2025 as compared to the prior peer group. Specifically, the Compensation Committee determined that Dover Corporation, KBR, Inc. and Westinghouse Air Brake Technologies Corporation should be replaced with Builders FirstSource, Inc., GE Vernova Inc. and Illinois Tool Works Inc. in order to better align the peer group with Quanta based on the factors listed above. The Compensation Committee may periodically update our peer group companies in future compensation studies as a result of mergers, acquisitions, new publicly traded companies and other changes, using the criteria outlined above.

Compensation studies assist the Compensation Committee in establishing the overall compensation practices that are consistent with our philosophy and guiding principles on executive compensation. Although these studies provide important data, the Compensation Committee uses such studies only as a point of reference and not as a determinative factor for structuring and determining the amount of our NEOs' compensation. The Compensation Committee also exercises discretion in its use of these studies, and the studies do not supplant the significance of individual and Company performance that the Compensation Committee considers when making compensation decisions.

The Compensation Committee has assessed the independence of FW Cook pursuant to the rules prescribed by the SEC and has concluded that no conflict of interest existed in 2025 or currently exists that would prevent FW Cook from serving as an independent consultant to the Compensation Committee.

Management's Role in the Compensation-Setting Process

Our Chief Executive Officer plays an important role in setting the compensation of our NEOs (other than himself). After taking into account input from other members of management, our Chief Executive Officer makes recommendations to the Compensation Committee, but the Compensation Committee has final authority and complete discretion in ultimately determining and setting NEO compensation plans, goals, incentive targets, salaries and cash and equity incentive awards.

At the beginning of each fiscal year, our Chief Executive Officer meets with the Compensation Committee to propose Quanta's overall financial and operational performance targets for the incentive plans for the current annual and long-term performance periods. The Compensation Committee reviews these performance targets, considering the appropriate range for potential payment and other factors, and adjusts them as it deems appropriate. The Compensation Committee then approves the performance targets for the current fiscal year's incentive plans.

Following the end of the fiscal year, the Compensation Committee evaluates financial and operational performance relative to the approved performance targets to determine the payouts under our incentive plans, including the prior fiscal year's incentive plans and any earned and vested awards associated with performance periods completed during the prior fiscal year. At the request of the Compensation Committee, our Chief Executive Officer and certain other members of management also participate in the Compensation Committee's review and provide detailed reports on, among other things, actual performance relative to Company performance targets. These reports also include the elements of the targeted compensation so that the Compensation Committee may analyze each compensation element included in the compensation mix and the total amount of targeted compensation for each NEO. The Compensation Committee considers these evaluations in determining payouts to be made, if any, under the incentive plans.

Equity Award Grant Practices

The Compensation Committee meets during the first few months of each fiscal year to, among other things, grant equity awards, including equity awards to our NEOs. The timing of this meeting allows the Compensation Committee to review complete financial results for the prior fiscal year when evaluating Company performance. The Compensation Committee may, in its discretion, also grant awards throughout the year, including in connection with the hiring of a new executive officer, the promotion of an employee to an executive officer position, or other strategic or retention-related considerations.

During 2025, the Compensation Committee granted PSUs and RSUs to the NEOs, all of which were granted under the 2019 Omnibus Plan and are set forth below in the 2025 Grants of Plan-Based Awards Table. Generally, the number of RSUs and PSUs granted is determined by dividing the aggregate dollar amount intended to be awarded by the average closing price of Quanta common stock for the twenty consecutive trading days immediately preceding the date of grant. RSUs and PSUs are generally settled in Quanta common stock upon vesting. It is not the intention of the Compensation Committee to time the granting of any awards under our incentive plans, including those made for the reasons set forth above, with the release of any material, non-public information. Our executive compensation program does not currently include grants of stock options, stock appreciation rights or similar option-like instruments and none were granted in 2025 or are outstanding.

Impact of Regulatory Requirements on Our Executive Compensation Decisions

Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") ("Section 162(m)"), limits the annual tax deduction for compensation in excess of $1 million paid by a publicly held company to "covered employees," which generally includes all named executive officers. Although the deductibility of compensation may be considered by the Compensation Committee when making compensation decisions, the Compensation Committee approves and awards compensation that might not be fully tax deductible by the Company if it believes doing so is otherwise in the best interest of Quanta and its stockholders.

Section 409A. The Compensation Committee takes into account whether components of the compensation for our executive officers will be adversely impacted by the penalty tax imposed by Section 409A of the Code, and aims to structure these components to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

"Golden Parachute" Payments. Sections 280G and 4999 of the Code provide that certain executive officers and other service providers who are highly compensated or hold significant equity interests may be subject to an excise tax if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we, or a successor, may forfeit a tax deduction on the amounts subject to this additional tax. While the Compensation Committee may take the potential forfeiture of such tax deduction into account when making compensation decisions, it will award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not deductible by us. We do not provide any tax gross-ups to cover excise taxes under Section 4999 in connection with a change in control.

Accounting for Share-Based Compensation. The Company follows FASB ASC Topic 718 ("ASC Topic 718") for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including RSUs and PSUs, based on the grant date fair value of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards.

Conclusion

We believe our total executive compensation program is designed to pay for performance. It aligns the interests of our executive officers with those of our stockholders and provides executive officers with the necessary motivation to maximize the long-term operational and financial performance of Quanta, while using sound financial controls and high standards of integrity. We also believe that total compensation for each executive officer should be, and is, commensurate with the execution of our specified short- and long-term operational, financial and strategic objectives. We believe that the quality of our executive compensation program will continue to be reflected in positive long-term operational, financial and stock-price performance.

EXECUTIVE COMPENSATION

2025 Compensation Tables

2025 Summary Compensation Table

The following table sets forth the compensation of our NEOs for the last three fiscal years:

Name and Current Principal Position(s)	Year	Salary ($)	Stock Awards			Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total[6] ($)
			PSUs[1] ($)	RSUs[2] ($)	Total[3] ($)			
Earl C. (Duke) Austin, Jr. President & Chief Executive Officer	2025	1,406,250	7,734,410	3,315,935	11,050,345	2,710,350	532,739	15,699,684
	2024	1,337,500	8,862,298	3,509,936	12,372,234	1,593,675	322,780	15,626,189
	2023	1,287,500	7,575,569	2,987,033	10,562,602	2,453,100	321,330	14,624,532
Jayshree Desai Chief Financial Officer	2025	861,000	1,949,218	1,299,930	3,249,148	1,220,450	88,658	5,419,256
	2024	809,250	2,067,852	1,273,885	3,341,737	709,008	75,745	4,935,740
	2023	735,000	1,558,285	955,754	2,514,039	1,079,364	67,346	4,395,749
Karl Studer[7] President – Electric Power	2025	835,340	1,839,070	788,410	2,627,480	1,181,563	293,763	4,938,146
	2024	800,000	2,019,664	799,859	2,819,523	692,560	194,271	4,506,354
Gerald A. (BJ) Ducey, Jr. President – Strategic Operations	2025	735,000	977,071	651,520	1,628,591	931,980	106,388	3,401,959
	2024	726,250	1,192,840	734,887	1,927,727	578,445	98,076	3,330,498
	2023	650,000	815,788	1,017,236	1,833,024	880,600	92,403	3,456,027
Donald C. Wayne[8] Executive Vice President and General Counsel	2025	623,150	745,373	497,261	1,242,634	750,646	95,853	2,712,283

[1] The amounts shown reflect the aggregate grant date fair value of PSUs granted during the fiscal years ended December 31, 2025, 2024 and 2023, calculated in accordance with FASB ASC Topic 718. For the PSUs granted in 2023 and 2024, the grant date fair value is based on the closing price of Quanta common stock on the date of grant for the portion of awards based on performance conditions and on a Monte Carlo valuation for the portion of awards based on TSR, and for the PSUs granted in 2025, the grant date fair value is based on a Monte Carlo valuation, each as further described in Note 2 to the Company's consolidated financial statements in its 2025 Annual Report on Form 10-K. Grant date fair value of PSUs was based on probable achievement of the applicable performance goals, and the value ultimately realized by the NEO upon actual vesting of the awards may or may not be equal to this determined value. PSUs generally vest upon completion of a 3-year performance period (subject to continued service), with the amount that vests based on the achievement of certain company performance conditions and TSR as compared to the S&P MidCap 400 Index for 2023 and to the S&P 500 Industrials Index for 2024 and 2025. The final amount of earned PSUs can range from 0% to a maximum of 200% (assuming the highest level of performance) for 2023 and 2024 and from 0% to a maximum of 215% for 2025 (assuming the highest level of performance) of the target amount of unearned PSUs that were granted, and upon settlement, shares of Quanta common stock are issued for each earned PSU. With respect to the PSUs awarded during fiscal year 2025, the grant date fair value, assuming the highest level of company performance conditions were to be achieved, would be as follows: for Mr. Austin, $16,628,982; for Ms. Desai, $4,190,818; for Mr. Studer, $3,954,001; for Mr. Ducey, $2,100,702; and for Mr. Wayne, $1,602,552. PSU award agreements give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable at settlement of any earned PSUs and are subject to forfeiture if the PSUs do not become earned and vested. PSUs are described in further detail in *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Long-Term Incentive Plan*.

[2] The amounts shown reflect the aggregate grant date fair value of RSUs granted during the fiscal years ended December 31, 2025, 2024 and 2023, calculated in accordance with FASB ASC Topic 718. The grant date fair value is based on the closing price of Quanta common stock on the date of grant, as further described in Note 2 to the Company's consolidated financial statements in its 2025 Annual Report on Form 10-K. The value ultimately realized by the NEO upon the actual vesting of the awards may or may not be equal to this determined value. For all NEOs, the amounts for fiscal year 2025 reflect annual RSUs granted under the 2025 long-term incentive plan, which vest over three years in equal installments commencing in the year following the grant date year, assuming the NEO continues to meet the requirements for vesting. Award agreements for RSUs awarded in fiscal year 2025 give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable upon vesting and subject to forfeiture if the RSUs do not vest. For further discussion of these equity-based awards, please read *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Long-Term Incentive Plan*.

[3] The amounts shown reflect the total of the previous two columns – PSUs and RSUs. All equity-based incentive awards were made pursuant to the 2019 Omnibus Plan.

[4] The amounts shown for 2025 represent the dollar value of cash incentive awards earned under Quanta's 2025 annual incentive plan. For further details regarding such plan, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Annual Incentive Plan*. The cash incentives reflected in the table were earned during the years indicated but were paid in the first quarter of the following year.

[5] The amounts reflected for fiscal year 2025 are identified in the 2025 All Other Compensation Table below. For additional detail on the perquisites provided to Quanta's executive officers, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Other Compensation and Benefits.*

(6) The amounts shown reflect the sum of the following columns: Salary, Stock Awards – Total, Non-Equity Incentive Plan Compensation, and All Other Compensation.

(7) Effective May 24, 2024, Mr. Studer became an executive officer of Quanta. Prior to that date, he was not an NEO of Quanta.

(8) Mr. Wayne was not an NEO of Quanta in 2023 or 2024.

2025 All Other Compensation Table

Name	401(k) Matching Contribution[a] ($)	Perquisites Policy Items/ Corporate Aircraft Usage[b] ($)	Company Contributions to NQDC Plan[c] ($)	Other[d] ($)	Total ($)
Mr. Austin	15,750	310,288	199,455	7,246	532,739
Ms. Desai	15,750	25,000	42,253	5,655	88,658
Mr. Studer	15,750	164,554	92,322	21,137	293,763
Mr. Ducey	15,750	25,000	59,745	5,893	106,388
Mr. Wayne	15,750	25,000	46,027	9,076	95,853

(a) Represents Quanta's matching contributions to the NEO's 401(k) account.

(b) Represents the following: (i) for Mr. Austin, $285,288 for personal use of corporate aircraft, reimbursement of $23,186 for club membership dues and $1,814 for tax planning and financial services; (ii) for Ms. Desai, reimbursement of $25,000 for tax planning and financial services; (iii) for Mr. Studer, $139,554 for personal use of corporate aircraft and reimbursement of $25,000 for club membership dues; (iv) for Mr. Ducey, reimbursement of $16,748 for club membership dues and $8,252 for tax planning and financial services; and (v) for Mr. Wayne, reimbursement of $13,721 for club membership dues and $11,279 for tax planning and financial services. The incremental cost to the Company for personal use of corporate aircraft is generally calculated based on the variable operating costs to the Company, which includes, among other things, fuel costs; landing, ramp and parking fees and other similar expenses; supplies and catering; any customs, foreign permit and similar fees; and crew travel expenses. Our aircraft are used primarily for business use; therefore, this methodology generally excludes fixed costs associated with ownership and operation of our aircraft, such as salaries of the pilots and crew; purchase or lease costs of aircraft; maintenance and upkeep costs; hangar rental expense; insurance costs; and taxes. Additionally, family members of NEOs occasionally fly on Quanta's corporate aircraft when they are flying to a destination for a business purpose. In those cases, there is no incremental cost to Quanta, and as a result, no amount is reflected in the table.

(c) Represents Quanta's matching contributions under the nonqualified deferred compensation plan that would have been allocated to the NEO's 401(k) plan account, but for applicable limits under the Code. For additional information on these contributions by Quanta, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Deferred Compensation Plan*.

(d) Represents the following: (i) for Mr. Austin, payment of $576 for identity theft protection and monitoring services and $6,670 associated with premiums for supplemental insurance policies; (ii) for Ms. Desai, payment of $288 for identity theft protection and monitoring services and $5,367 associated with premiums for supplemental insurance policies; (iii) for Mr. Studer, payment of $288 for identity theft protection and monitoring services, $18,000 for a vehicle allowance and $2,849 associated with premiums for supplemental insurance policies; (iv) for Mr. Ducey, payment of $576 for identity theft protection and monitoring services, $3,167 associated with premiums for supplemental insurance policies and $2,150 for a physical examination under Quanta's executive physical program; and (v) for Mr. Wayne, payment of $576 for identity theft protection and monitoring services and $8,500 associated with premiums for supplemental insurance policies.

2025 Grants of Plan-Based Awards Table

The following table sets forth information concerning annual cash incentive awards for 2025 and equity-based incentive awards granted during 2025 to each of the NEOs under Quanta's non-equity and equity incentive plans. Equity-based incentive awards were granted pursuant to the terms of the 2019 Omnibus Plan.

Name	Grant Date	Incentive Plan	Grant Type[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards [4] ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Austin	–	2025 AIP		106,875	2,137,500	4,275,000	–	–	–	–	–
	2/27/2025	2025 LTIP	PSU	–	–	–	–	29,843	64,162	–	7,734,410
	2/27/2025	2025 LTIP	RSU	–	–	–	–	–	–	12,790[5]	3,315,935
Ms. Desai	–	2025 AIP		48,125	962,500	1,925,000	–	–	–	–	–
	2/27/2025	2025 LTIP	PSU	–	–	–	–	7,521	16,170	–	1,949,218
	2/27/2025	2025 LTIP	RSU	–	–	–	–	–	–	5,014[5]	1,299,930
Mr. Studer	–	2025 AIP		46,592	931,832	1,863,664	–	–	–	–	–
	2/27/2025	2025 LTIP	PSU	–	–	–	–	7,096	15,256	–	1,839,070
	2/27/2025	2025 LTIP	RSU	–	–	–	–	–	–	3,041[5]	788,410
Mr. Ducey	–	2025 AIP		36,750	735,000	1,470,000	–	–	–	–	–
	2/27/2025	2025 LTIP	PSU	–	–	–	–	3,770	8,106	–	977,071
	2/27/2025	2025 LTIP	RSU	–	–	–	–	–	–	2,513[5]	651,520
Mr. Wayne	–	2025 AIP		29,600	591,993	1,183,986	–	–	–	–	–
	2/27/2025	2025 LTIP	PSU	–	–	–	–	2,876	6,183	–	745,373
	2/27/2025	2025 LTIP	RSU	–	–	–	–	–	–	1,918[5]	497,261

[1] Types of equity awards include RSUs and PSUs.

[2] The amounts shown in the "2025 AIP" rows represent threshold, target and maximum awards that could be earned by the NEOs under the 2025 annual incentive plan based on base salary rates. For further details regarding this plan, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Annual Incentive Plan*. Actual payouts under the 2025 annual incentive plan were finally determined in March 2026 and are reflected in the *Non-Equity Incentive Plan Compensation* column of the 2025 Summary Compensation Table.

[3] The amounts shown represent the number of shares of Quanta common stock that could be earned with respect to PSUs granted under the 2025 long-term incentive plan. The number of PSUs that will become earned and vest, and the resulting number of shares of Quanta common stock to be issued, will be determined as soon as administratively practicable after completion of the 3-year performance period ending December 31, 2027, and the number of shares can range from 0% to a maximum of 215% of the target number. PSU award agreements give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable at settlement of any earned PSUs. PSUs are described in further detail under *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Long-Term Incentive Plan.*

[4] The amounts shown reflect the aggregate grant date fair value of RSUs or PSUs granted during the fiscal year ended December 31, 2025 to the NEOs calculated in accordance with FASB ASC Topic 718, as further described in Note 2 to the Company's consolidated financial statements in its 2025 Annual Report on Form 10-K and footnotes (1) and (2) to the 2025 Summary Compensation Table. The value ultimately realized by the NEO upon the actual vesting of the RSU and PSU awards may not be equal to this determined value.

[5] The amounts shown represent the number of RSUs that were granted under the 2025 long-term incentive plan. The RSUs awarded vest over three years in equal annual installments, assuming the NEO continues to meet the requirements for vesting. RSU award agreements give holders the right to receive dividend equivalent payments equal to any dividends paid on Quanta common stock, payable at vesting of the RSUs. For further details regarding the 2025 long-term incentive plan and its components, see *Compensation Discussion and Analysis – Executive Compensation Decisions for 2025 – Long-Term Incentive Plan.*

Narrative to 2025 Summary Compensation Table and 2025 Grants of Plan-Based Awards Table

As of December 31, 2025, Quanta was party to an Employment Agreement with each of its NEOs. Each Employment Agreement provides for an initial one-year employment term and will automatically be extended for subsequent one-year terms unless either party provides notice of non-renewal at least six months prior to the expiration of the then-current employment term. Each of the Employment Agreements provides for an annual base salary and eligibility to participate in the Company's annual incentive plan and long-term equity incentive program, with the applicable NEO's annual cash incentive bonus targeted at a percentage of base salary as determined from time to time by the Board or a committee thereof. In addition, under the Employment Agreements, the NEOs are eligible to participate in the incentive, savings, retirement and health and welfare benefit plans and programs generally available to other peer employees of the Company and entitled to reimbursement of reasonable and necessary business expenses incurred by the NEO in accordance with applicable Company policy.

The Employment Agreements also contain non-competition and non-solicitation covenants restricting the ability of the NEOs to compete with Quanta and solicit Quanta customers and employees during the term of their employment and for a period of one to two years thereafter (depending on whether the termination was involuntary and/or in connection with a change in control), non-disparagement covenants and covenants prohibiting them from disclosing confidential information and trade secrets. Additionally, as described further in *Potential Payments Upon Termination or Change in Control,* under the terms of the Employment Agreements, each NEO is entitled to payments and benefits upon certain terminations of employment and/or a change in control of Quanta.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table reflects RSUs classified as unvested as of December 31, 2025 and unearned/unvested PSUs with performance periods ending subsequent to December 31, 2025 for each of the NEOs. The table assumes a market value of $422.06 per share, the closing price of Quanta common stock on December 31, 2025.

	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested[3] ($)
Mr. Austin	6,201[4]	2,617,194	–	–
	9,616[5]	4,058,529	–	–
	12,790[6]	5,398,147	–	–
	–	–	67,312[7]	28,409,703
	–	–	64,162[8]	27,080,214
Ms. Desai	1,984[9]	837,367	–	–
	3,490[10]	1,472,989	–	–
	5,014[11]	2,116,209	–	–
	–	–	15,706[7]	6,628,874
	–	–	16,170[8]	6,824,710
Mr. Studer	1,526[12]	644,064	–	–
	2,191[13]	924,733	–	–
	3,041[14]	1,283,484	–	–
	–	–	15,340[7]	6,474,400
	–	–	15,256[8]	6,438,947
Mr. Ducey	3,230[15]	1,363,254	–	–
	1,038[16]	438,098	–	–
	2,013[17]	849,607	–	–
	2,513[18]	1,060,637	–	–
	–	–	9,060[7]	3,823,864
	–	–	8,106[8]	3,421,218
Mr. Wayne	1,081[19]	456,247	–	–
	1,706[20]	720,034	–	–
	1,918[21]	809,511	–	–
	–	–	7,682[7]	3,242,265
	–	–	6,183[8]	2,609,597

[1] Cash dividend equivalents that have accrued and, if such shares vest, may also be paid with respect to such shares are as follows: Mr. Austin – $16,481; Ms. Desai – $5,827; Mr. Studer – $3,906; Mr. Ducey – $6,371; and Mr. Wayne $2,799.

[2] The PSUs for the performance period ended December 31, 2025 are not included in the table as they are considered earned and vested as of December 31, 2025; instead, such PSUs are included below in the 2025 Option Exercises and Stock Vested Table.

[3] The amounts shown represent the value of shares of Quanta common stock that could be earned with respect to PSUs assuming the number of unearned PSUs included in the table become earned and vested. Cash dividend equivalents that have accrued with respect to the number of shares underlying PSUs outstanding as of December 31, 2025 (i.e., target amount) are as follows: Mr. Austin – $31,502; Ms. Desai – $7,518; Mr. Studer – $7,268; Mr. Ducey – $4,166; and Mr. Wayne – $3,436.

[4] Includes unvested RSUs awarded in March 2023 that vested on March 9, 2026.

[5] Includes unvested RSUs awarded in March 2024, (i) 4,808 of which vested on March 4, 2026 and (ii) 4,808 of which vest on March 4, 2027.

[6] Includes unvested RSUs awarded in March 2025, (i) 4,264 of which vested on March 4, 2026; (ii) 4,263 of which vest on March 4, 2027; and (iii) 4,263 of which vest on March 4, 2028.

[7] The amounts shown represent the maximum number of shares of Quanta common stock that could be earned with respect to PSUs granted under the 2024 long-term incentive plan, which has a performance period ending December 31, 2026. Pursuant to SEC disclosure instructions, because the Company's performance in previous years on the metrics governing our PSUs granted under the 2024 long-term incentive plan exceeded target performance, the number of such unearned PSUs and payout value of such unearned PSUs is calculated assuming maximum performance criteria is achieved. The target number of PSUs granted under the 2024 long-term incentive plan and that were outstanding as of December 31, 2025 were as follows: Mr. Austin – 33,656; Ms. Desai – 7,853; Mr. Studer – 7,670; Mr. Ducey – 4,530; and Mr. Wayne – 3,841. The actual number of PSUs that will ultimately become earned and vested will be determined as soon as administratively practicable after completion of the 3-year performance period and can range from 0% to a maximum of 200% of the target number.

[8] The amounts shown represent the maximum number of shares of Quanta common stock that could be earned with respect to PSUs granted under the 2025 long-term incentive plan, which has a performance period ending December 31, 2027. Pursuant to SEC disclosure instructions, because the Company's performance during 2025 on the metrics governing our PSUs granted under the 2025 long-term incentive plan exceeded target performance, the number of such unearned PSUs and payout value of such unearned PSUs is calculated assuming maximum performance criteria is achieved. The target number of PSUs granted under the 2025 long-term incentive plan and that were outstanding as of December 31, 2025 were as follows: Mr. Austin – 29,843; Ms. Desai – 7,521; Mr. Studer – 7,096; Mr. Ducey – 3,770; and Mr. Wayne – 2,876. The actual number of PSUs that will ultimately become earned and vested will be determined as soon as administratively practicable after completion of the 3-year performance period and can range from 0% to a maximum of 215% of the target number.

[9] Includes unvested RSUs awarded in March 2023 that vested on March 9, 2026.

[10] Includes unvested RSUs awarded in March 2024, (i) 1,745 of which vested on March 4, 2026 and (ii) 1,745 of which vest on March 4, 2027.

[11] Includes unvested RSUs awarded in March 2025, (i) 1,672 of which vested on March 4, 2026; (ii) 1,671 of which vest on March 4, 2027; and (iii) 1,671 of which vest on March 4, 2028.

[12] Includes unvested RSUs awarded in March 2023 that vested on March 9, 2026.

[13] Includes unvested RSUs awarded in March 2024, (i) 1,096 of which vested on March 4, 2026 and (ii) 1,095 of which vest on March 4, 2027.

[14] Includes unvested RSUs awarded in March 2025, (i) 1,014 of which vested on March 4, 2026; (ii) 1,014 of which vest on March 4, 2027; and (iii) 1,013 of which vest on March 4, 2028.

[15] Includes unvested RSUs awarded in March 2023 that vested on March 4, 2026.

[16] Includes unvested RSUs awarded in March 2023 that vested on March 9, 2026.

[17] Includes unvested RSUs awarded in March 2024, (i) 1,007 of which vested on March 4, 2026 and (ii) 1,006 of which vest on March 4, 2027.

[18] Includes unvested RSUs awarded in March 2025, (i) 838 of which vested on March 4, 2026; (ii) 838 of which vest on March 4, 2027; and (iii) 837 of which vest on March 4, 2028.

[19] Includes unvested RSUs awarded in March 2023 that vested on March 9, 2026.

[20] Includes unvested RSUs awarded in March 2024, (i) 853 of which vested on March 4, 2026 and (ii) 853 of which vest on March 4, 2027.

[21] Includes unvested RSUs awarded in March 2025, (i) 640 of which vested on March 4, 2026; (ii) 639 of which vest on March 4, 2027; and (iii) 639 of which vest on March 4, 2028.

2025 Option Exercises and Stock Vested Table

The following table reflects certain information regarding the vesting of equity awards held by each of our NEOs during the 2025 fiscal year:

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Mr. Austin	100,095	50,605,260
Ms. Desai	23,888	11,388,209
Mr. Studer	27,057	13,063,206
Mr. Ducey	11,824	5,709,789
Mr. Wayne	12,747	6,052,508

[1] Shares acquired on vesting include shares associated with RSU awards for which restrictions lapsed during fiscal year 2025 and the number of shares of Quanta common stock that became earned and vested with respect to PSUs granted under the long-term incentive plan for 2023, as determined by the Compensation Committee after completion of the 3-year performance period ended December 31, 2025.

[2] The value realized reflects the market value of the applicable shares as of the date of the vesting of an applicable RSU or PSU award. The actual value ultimately realized by the NEO may be more or less than the value realized as calculated in the above table, depending on whether and when the NEO held or sold the stock and whether the NEO elected to defer all or a portion of the award pursuant to the nonqualified deferred compensation plan maintained by Quanta, as further described in *Nonqualified Deferred Compensation in 2025*. In addition, cash dividend equivalents were paid upon the vesting of RSU or PSU awards as follows: Mr. Austin – $108,734; Ms. Desai – $18,647; Mr. Studer – $19,928; Mr. Ducey – $10,236; and Mr. Wayne – $16,600.

Nonqualified Deferred Compensation in 2025

Under a nonqualified deferred compensation plan maintained by Quanta, certain employees, including the NEOs, are permitted to voluntarily defer receipt of up to 75% of base salary and up to 100% of other cash compensation and/or settlement of certain equity awards. In addition, for each plan year, a plan participant who defers the maximum amount permitted by law under Quanta's 401(k) plan is credited with an employer matching contribution in the deferred compensation plan equal to the difference between (i) 100% of the first 3% of the compensation deferred under the plan, plus 50% of the next 3% of the compensation deferred under the plan, and (ii) the maximum matching contribution that could be contributed on behalf of the participant under Quanta's 401(k) plan. Matching contributions vest immediately. Quanta may also make discretionary contributions to the deferred compensation plan, subject to a vesting schedule determined by Quanta at the time of the contribution, provided that vesting accelerates upon a change in control or the participant's death or retirement. All matching and discretionary employer contributions, whether vested or not, are forfeited upon a participant's termination of employment for cause or upon the participant engaging in competition with Quanta. Quanta also accrues for dividend equivalents on the shares deferred in the participant's account at the same time and at the same rate as dividends are paid on Quanta common stock.

Equity awards that are deferred may be settled only in Quanta common stock. The deferred compensation plan permits participants to allocate deferred cash amounts among a group of notional accounts that mirror the gains and/or losses of various investment alternatives. These notional accounts do not provide for above-market or preferential earnings. Each participant may direct investments of the individual accounts set up for the participant under the plan and may make changes in the investments as often as daily. Since each executive officer may choose the investment alternative and may change their allocations from time to time, the return on the investment depends on how well each underlying investment fund performed during the time the executive officer chose it as an investment vehicle. The obligation to pay the balance of each participant's account is at all times an unsecured obligation of the Company.

Generally, participants receive distributions of deferred amounts upon the earlier of separation from service, the occurrence of a disability, or a specified date (selected at the time of the deferral). Participants may elect to receive distributions in a lump sum or installments, and, in some cases, may elect to delay distribution upon termination of employment for up to five years. Participants are also permitted to withdraw all or a portion of their deferred amounts in the event of an unforeseeable financial emergency. Quanta reserves the right to amend or terminate the plan at any time and for any reason. A participant's deferral elections must be renewed each year, and elections cannot be revoked or changed during the year.

2025 Nonqualified Deferred Compensation

The following table describes the nonqualified deferred compensation activity for each of our NEOs related to fiscal year 2025.

Name	NEO Contributions in Last Fiscal Year[1] ($)	Company Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings (Losses) in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year-End[5] ($)
Mr. Austin	246,996	199,455	642,599	–	4,958,964
Ms. Desai	43,050	42,253	47,095	103,561	362,320
Mr. Studer	121,014	92,322	66,954	–	534,199
Mr. Ducey	90,699	59,745	174,758	92,823	1,455,413
Mr. Wayne	67,415	46,027	150,726	–	1,112,781

[1] The amounts shown represent deferred salary, deferred cash incentive payments under the 2025 annual incentive plan and/or the value of equity awards that vested during 2025 but the receipt of which was deferred. Deferred salary and cash incentive payments are included in the 2025 Summary Compensation Table under the Salary and Non-Equity Incentive Plan Compensation columns, respectively. Deferred equity awards are valued based on the closing price of Quanta common stock as of 12:01 a.m. on the deferral date. The following table shows the deferred portion of each NEO's salary, cash incentive awards, and vested equity awards.

Name	Contribution	Form of Contribution	Amount ($)
Mr. Austin	Salary	Cash	84,375
	Cash Incentive	Cash	162,621
Ms. Desai	Salary	Cash	43,050
	Cash Incentive	Cash	–
Mr. Studer	Salary	Cash	50,120
	Cash Incentive	Cash	70,894
Mr. Ducey	Salary	Cash	44,100
	Cash Incentive	Cash	46,599
Mr. Wayne	Salary	Cash	37,389
	Cash Incentive	Cash	30,026

(2) The amounts shown are included in the All Other Compensation column of the 2025 Summary Compensation Table, as detailed in the 2025 All Other Compensation Table referenced in footnote (5) to the 2025 Summary Compensation Table. The amounts represent Quanta's matching contributions that would have been allocated to a participant's 401(k) plan account, but for applicable limits under the Code.

(3) The amounts shown represent earnings or losses on deferred cash amounts allocated to notional accounts that mirror the gains and/ or losses of various investment alternatives, dividends paid or accrued, and changes in value of the Quanta common stock underlying deferred equity awards. However, the actual amount of any earnings or losses ultimately realized on the deferred amounts by the NEO will be determined upon distribution/withdrawal of such amounts. The amounts shown are not included in the 2025 Summary Compensation Table because earnings under Quanta's nonqualified deferred compensation plan were not above-market or preferential.

(4) The amount shown represents the value of cash and/or equity amounts that Mr. Ducey and Ms. Desai received as in-service distributions according to their prior elections. This amount was not included in the 2025 Summary Compensation Table because the payouts related to earnings and contributions in prior fiscal years.

(5) The aggregate balances as of fiscal year end 2025 include salary and cash incentive contributions that are attributable to compensation earned in 2025 but that were deposited in 2026. The aggregated balances also reflect certain adjustments to aggregate earnings recognized in prior years. Additionally, the aggregate balance for each NEO includes certain amounts included in the Summary Compensation Tables for prior fiscal years, as shown in the following table:

Name	Amount Reported in Prior Summary Compensation Tables ($)[a]	Fiscal Years Reported
Mr. Austin	2,113,491	2014 – 2024
Ms. Desai	185,626	2022 – 2024
Mr. Studer	92,143	2024
Mr. Ducey	98,001	2023 – 2024
Mr. Wayne	472,251	2018 – 2021

(a) Represents (i) deferred salary and cash incentive awards, (ii) Quanta's matching contributions and (iii) the value of vested equity awards that have been deferred as of the end of fiscal year 2025, the grant date fair value of which was previously reported.

Potential Payments Upon Termination or Change in Control

Employment Agreement Terms

As described further in the Narrative to the *2025 Summary Compensation Table* and *2025 Grants of Plan-Based Awards Table* above, Quanta is (and was as of December 31, 2025) party to an Employment Agreement with each of the NEOs. Under the terms of the Employment Agreements, each NEO is entitled to payments and benefits upon certain terminations of employment and/or a change in control of Quanta. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had the applicable termination of employment or change in control been triggered as of fiscal year-end, are detailed in the Estimated Potential Payments tables below.

The Employment Agreements provide that if the applicable NEO's employment is terminated by Quanta without "cause" (and other than due to death or "disability") or by the applicable NEO for "good reason" (each as defined below) (each, a "qualifying termination"), then, subject to the NEO's timely execution and non-revocation of a general release of claims and continued compliance with applicable restrictive covenants (the Employment Agreements include invention assignment provisions, confidentiality and non-disclosure covenants, non-disparagement restrictions, and non-compete and employee and customer non-solicit restrictions), in addition to accrued amounts, the NEO will be entitled to receive:

- A lump-sum amount in cash equal to 18 months (or, for Mr. Austin, 24 months) of base salary;
- A pro-rated annual cash incentive bonus (based on actual performance) for the fiscal year in which the qualifying termination occurs;
- Quanta-subsidized continued health insurance coverage for up to 18 months (or, for Mr. Austin, 24 months) following termination;
- Quanta-paid outplacement services for up to 12 months following termination (capped at $20,000); and
- With respect to the NEO's outstanding equity awards covering Quanta common stock:
  - (a) if, as of the termination date, the NEO's length of service with Quanta is (i) at least three years but fewer than five years, accelerated vesting of the portion of each equity award (other than an equity award subject to performance-vesting conditions) that would have vested during the 12-month period following termination, and each equity award subject to performance-vesting conditions (each, a "performance award") will remain outstanding and eligible to vest for a period of 12 months following termination; (ii) at least five years but fewer than ten years, accelerated vesting of the portion of each equity award (other than a performance award) that would have vested during the 24-month period following termination, and each performance award will remain outstanding and eligible to vest for a period of 24 months following termination; and (iii) more than ten years, full accelerated vesting of each equity award (other than a performance award), and each performance award will remain outstanding and eligible to vest following termination (for clarity, all outstanding and unvested equity awards will be forfeited upon the NEO's qualifying termination if the NEO's length of service with Quanta as of the termination date is less than three years); and
  - (b) if the NEO's qualifying termination occurs more than 24 months following a "change in control" of Quanta (as defined below), the NEO will be entitled to full accelerated vesting of all equity awards granted prior to the date of such change in control.

If the NEO's qualifying termination occurs during the 24-month period following a change in control of Quanta, then, in lieu of the severance payments and benefits described above and subject to the NEO's timely execution and non-revocation of a general release of claims and continued compliance with applicable restrictive covenants, in addition to accrued amounts, the NEO will be entitled to receive:

- A lump sum amount in cash equal to the sum of (i) 30 months (or, for Mr. Austin, 36 months) of base salary, (ii) 250% (or, for Mr. Austin, 300%) of his target annual cash incentive bonus for the fiscal year in which the qualifying termination occurs and (iii) a pro-rated target annual cash incentive bonus for the fiscal year in which the qualifying termination occurs;
- Quanta-subsidized continued health insurance coverage for up to 30 months (or, for Mr. Austin, 36 months) following termination;
- Quanta-paid outplacement services for up to 12 months following termination (capped at $20,000); and
- Full accelerated vesting of all outstanding equity awards or equity-linked rights (as defined in the applicable Employment Agreement).

In addition, pursuant to the Employment Agreements, if the applicable NEO's employment terminates due to the NEO's death or "disability" (as defined in the applicable Employment Agreement), then the NEO (or the NEO's estate or beneficiaries, as applicable) will be entitled to full accelerated vesting of any outstanding equity awards covering shares of Quanta common stock, with the performance goals applicable to any such equity award being treated in accordance with the applicable award agreement (or if the award agreement does not specify such treatment, based on actual performance through the termination date and forecasted performance for the remainder of the applicable performance period).

The Employment Agreements do not contain excise tax gross-up provisions. In the event any payment or benefit received by the NEO would be subject to an excise tax under Section 4999 of the Code, such payments and benefits will be reduced to the minimum extent necessary (but in no event less than zero) to avoid application of the excise tax, except that the full payments and benefits will be made if, after payment by the NEO of the excise tax and all other taxes, the NEO would retain a greater after-tax benefit without such reduction.

Change in Control

Under the Employment Agreements, a change in control has the meaning set forth in the 2019 Omnibus Plan (as summarized below under Equity Incentive Plans).

Cause

The Employment Agreements generally define cause, subject to certain conditions and exceptions, as the NEO's (i) uncured gross negligence in the performance of, intentional nonperformance of, or inattention to, the NEO's material duties and responsibilities, (ii) willful dishonesty, fraud or material misconduct with respect to Quanta's business or affairs, (iii) uncured material violation of Quanta's policies or procedures, (iv) conviction of, plea of nolo contendere, guilty plea, or confession to, an act of fraud, misappropriation or embezzlement or any crime punishable as a felony or any other crime that involves moral turpitude, (v) use of illegal substances or habitual drunkenness, or (vi) uncured material breach of the Employment Agreement.

Good Reason

The Employment Agreements generally define good reason, subject to customary notice and cure provisions, as the occurrence of any of the following with the applicable NEO's consent: (i) a diminution in the NEO's annual base salary of ten percent (10%) or more (other than in connection with base salary reductions imposed on all or substantially all of Quanta's similarly-situated employees), (ii) a diminution in the NEO's target annual bonus opportunity of ten percent (10%) or more (other than in connection with reductions in annual bonus opportunities imposed on all or substantially all of Quanta's similarly-situated employees), (iii) a material diminution in the benefits provided to the NEO under Quanta's health, welfare and 401(k) plans and programs (excluding any changes to the NEO's bonus and other incentive compensation) (other than in connection with reductions in such benefits imposed on all or substantially all of Quanta's similarly-situated employees), (iv) the assignment to the NEO of duties inconsistent with the NEO's position (including office, title and reporting requirements), authority, duties or responsibilities as contemplated by the Employment Agreement or any other action by Quanta that results in a diminution in such position, authority, duties or responsibilities (excluding an isolated, insubstantial and inadvertent action not taken in bad faith), (v) the failure by Quanta or its successor (or a parent thereof) to grant to the NEO, during the twenty-four (24) month period immediately following the consummation of a change in control of Quanta, equity awards or equity-linked incentive compensation having an aggregate that is at least equal to ninety percent (90%) of the average value of the annual equity awards granted to the NEO during the three years immediately prior to the change in control of Quanta (other than in connection with reductions in equity or equity-linked incentive compensation imposed on all or substantially all of the similarly-situated employees of Quanta or its successor, as applicable), (vi) the NEO's receipt of a notice of intent not to renew the Employment Agreement from Quanta, (vii) with respect to Mr. Austin only, Quanta's failure to nominate him to the Board during his service as Chief Executive Officer, (viii) in the event of a pending change in control of Quanta, failure of the successor entity to assume the Employment Agreement, (ix) any requirement that the NEO relocate the NEO's principal place of work to an office or location that is more than 35 miles from the principal location identified in the Employment Agreement (other than a relocation that results in a decrease in the NEO's one-way commute), or (x) any material breach of the Employment Agreement by Quanta.

Equity Incentive Plans

Generally, subject to the provisions of the particular award agreement, unvested RSUs and unearned PSUs granted pursuant to Quanta's equity incentive plans are forfeited by the participant upon termination of such participant's employment. However, except as otherwise provided in the Employment Agreements (as described above), upon the death of the participant during the participant's continuous service or upon the occurrence of a "change in control" (as defined in the 2019 Omnibus Plan), (i) outstanding and unvested RSUs generally become vested, and forfeiture restrictions lapse and (ii) certain of the participant's outstanding and unearned PSUs may become earned and such number of earned PSUs is based on the achievement of applicable performance goals as of the date of death or change in control and the forecasted achievement of such goals for the remainder of the performance period, as determined in the discretion of the Compensation Committee. Additionally, with respect to unearned PSUs, a participant who resigns prior to completion of the 3-year performance period may, at the discretion of the CEO and with approval of the Compensation Committee, earn a pro rata portion (based on the portion of the 3-year performance period during which the participant was employed) of the shares ultimately awarded upon determination of actual achievement levels.

Equity awards granted subsequent to August 2023 are subject to double-trigger vesting in connection with a change in control (i.e., requiring a termination of employment without cause within 24 months following a change in control) in which the transaction consideration does not consist solely of cash (to the extent of the non-cash consideration). To the extent that the transaction consideration consists of cash, outstanding RSUs and PSUs would be canceled in exchange for a payment in cash based on the per-share transaction consideration (with outstanding PSUs deemed earned based on actual performance as of the transaction and forecasted performance through the remainder of the performance period).

Under the 2019 Omnibus Plan, a change in control is generally deemed to occur upon (i) any sale, lease, exchange or other transfer of all or substantially all of the assets of Quanta, (ii) any person or entity becoming the beneficial owner, directly or indirectly, of securities representing more than 50% of the voting power of Quanta's then outstanding securities, (iii) certain incumbent (and subsequently approved) directors ceasing to constitute a majority of the members of the Board within a two-year period, (iv) consummation of a merger or other business combination, unless all or substantially all of the beneficial owners of outstanding voting securities of Quanta immediately prior to the transaction beneficially own, directly or indirectly, more than 50% of the voting power of the resulting entity immediately following the transaction, or (v) stockholder approval of a complete liquidation of Quanta.

Deferred Compensation

Generally, participants will receive distributions of deferred amounts under Quanta's deferred compensation plan upon separation from service, the occurrence of a disability, or a specified date (selected at the time of the deferral) and, subject to specific limitations, upon the occurrence of an unforeseeable financial emergency. The terms of Quanta's deferred compensation plan are discussed in further detail under *Nonqualified Deferred Compensation in 2025*, and the 2025 Nonqualified Deferred Compensation Table sets forth the aggregate balances payable to the NEOs under Quanta's deferred compensation plan pursuant to their distribution elections.

Estimated Potential Payments

The tables below reflect the estimated amounts that would be paid to each NEO upon termination of employment or change in control in varying circumstances identified below. No amounts are paid in the event of termination by Quanta for cause. Except as otherwise indicated, the amounts shown assume that termination or change in control occurred on December 31, 2025 and reflect a market value for Quanta common stock of $422.06 per share, the closing price on such date. Actual amounts to be paid can be determined only upon occurrence of an actual termination or change in control.

Name	Benefit	Death	Disability	Termination by Quanta Without Cause (No Change in Control)	Termination By Executive for Good Reason (No Change In Control)
Earl C. (Duke) Austin, Jr.	Severance[1]	$ –	$ –	$ 5,580,350	$ 5,580,350
	Welfare Benefits	–	–	61,132	61,132
	Equity Benefit[2]	38,874,258	38,874,258	38,874,258	38,874,258
	Total	**$38,874,258**	**$38,874,258**	**$44,515,740**	**$44,515,740**
Jayshree Desai	Severance[1]	$ –	$ –	$ 2,552,950	$ 2,552,950
	Welfare Benefits	–	–	38,067	38,067
	Equity Benefit[2]	10,915,316	10,915,316	10,210,053	10,210,053
	Total	**$ 10,915,316**	**$ 10,915,316**	**$ 12,801,070**	**$ 12,801,070**
Karl W. Studer	Severance[1]	$ –	$ –	$ 2,472,243	$ 2,472,243
	Welfare Benefits	–	–	45,910	45,910
	Equity Benefit[2]	9,084,419	9,084,419	9,084,419	9,084,419
	Total	**$ 9,084,419**	**$ 9,084,419**	**$ 11,602,572**	**$ 11,602,572**
Gerald A. (BJ) Ducey, Jr.	Severance[1]	$ –	$ –	$ 2,054,480	$ 2,054,480
	Welfare Benefits	–	–	45,258	45,258
	Equity Benefit[2]	7,214,694	7,214,694	7,214,694	7,214,694
	Total	**$ 7,214,694**	**$ 7,214,694**	**$ 9,314,432**	**$ 9,314,432**
Donald C. Wayne	Severance[1]	$ –	$ –	$ 1,705,371	$ 1,705,371
	Welfare Benefits	–	–	39,528	39,528
	Equity Benefit[2]	4,820,769	4,820,769	4,551,073	4,551,073
	Total	**$ 4,820,769**	**$ 4,820,769**	**$ 6,295,972**	**$ 6,295,972**

[1] Amounts for severance benefits include up to $20,000 in outplacement services.

[2] The equity benefit represents (i) the value of the unvested RSUs held by the NEO as of December 31, 2025 that would vest upon occurrence of the event and (ii) the value of unearned PSUs (at target) held by the NEO as of December 31, 2025 (excluding, for clarity, PSUs for the 2023 – 2025 performance period). As of December 31, 2025, the NEOs held the following unearned PSUs: 63,499 for Mr. Austin; 15,374 for Ms. Desai; 14,766 for Mr. Studer; 8,300 for Mr. Ducey and 6,717 for Mr. Wayne. The actual number of unearned PSUs that would become earned upon occurrence of the event would be based on the forecasted achievement of performance goals for the remainder of the performance periods and can range from 0% to a maximum of 200% (assuming the highest level of performance) for PSUs for the 2024 – 2026 performance period and from 0% to a maximum of 215% (assuming the highest level of performance) for PSUs for the 2025 – 2027 performance period of the target amount of unearned PSUs. The amounts included assume performance at target, without reference to forecasted achievement. Cash dividend equivalents that have accrued through December 31, 2025 and may also be paid with respect to such shares (to the extent they vest) are as follows: Mr. Austin – $47,983; Ms. Desai – $13,344; Mr. Studer – $11,174; Mr. Ducey – $10,537; and Mr. Wayne – $6,236.

Name	Benefit	Change in Control (No Termination)[1]	Termination Without Cause Within 24 Months Following a Change in Control[1]	Termination by Executive for Good Reason Within 24 months Following a Change in Control[1]
Mr. Austin	Severance[2]	$ –	$12,845,000	$12,845,000
	Welfare Benefits[3]	–	96,355	96,355
	Equity Benefit[4]	2,617,194	38,874,258	38,874,258
	Total[5]	**$ 2,617,194**	**$ 51,815,613**	**$ 51,815,613**
Ms. Desai	Severance[2]	$ –	$ 5,576,250	$ 5,576,250
	Welfare Benefits[3]	–	66,433	66,433
	Equity Benefit[4]	837,367	10,915,316	10,915,316
	Total[5]	**$ 837,367**	**$16,557,999**	**$16,557,999**
Mr. Studer	Severance[2]	$ –	$ 5,399,212	$ 5,399,212
	Welfare Benefits[3]	–	80,120	80,120
	Equity Benefit[4]	644,064	9,084,419	9,084,419
	Total[5]	**$ 644,064**	**$ 14,563,751**	**$ 14,563,751**
Mr. Ducey	Severance[2]	$ –	$ 4,430,000	$ 4,430,000
	Welfare Benefits[3]	–	78,982	78,982
	Equity Benefit[4]	1,801,352	7,214,694	7,214,694
	Total[5]	**$ 1,801,352**	**$ 11,723,676**	**$ 11,723,676**
Mr. Wayne	Severance[2]	$ –	$ 3,649,851	$ 3,649,851
	Welfare Benefits[3]	–	68,982	68,982
	Equity Benefit[4]	456,247	4,820,769	4,820,769
	Total[5]	**$ 456,247**	**$ 8,539,602**	**$ 8,539,602**

[1] With respect to these scenarios, under award agreements entered into prior to August 2023, the equity benefit is triggered upon a change in control, and, pursuant to the Employment Agreements, the remaining amounts are triggered upon termination of employment without cause or for good reason, each as defined above. However, as discussed above in *Potential Payments Upon Termination or Change in Control – Employment Agreement Terms*, awards made to our NEOs subsequent to August 2023 are subject to double-trigger vesting in connection with a change in control (i.e., requiring a termination of employment without cause or, if applicable, by the NEO for good reason, in either case, within 24 months following a change in control) to the extent the transaction consideration does not consist solely of cash.

[2] Amounts for severance benefits include up to $20,000 in outplacement services.

[3] Welfare benefits include an approximation of the cost of continued payment of insurance premiums for up to three years after termination (for Mr. Austin) or up to 30 months after termination (for Ms. Desai and Messrs. Studer, Ducey and Wayne), based on the actual cost of premiums for 2026 and the estimated costs of premiums for 2027 and 2028.

[4] The equity benefit represents (i) the value of the unvested RSUs held by the NEO as of December 31, 2025 that would vest upon occurrence of the event and (ii) the value of unearned PSUs (at target) held by the NEO as of December 31, 2025 (excluding, for clarity, PSUs for the 2023 – 2025 performance period) that would vest upon occurrence of the event. Additional information regarding the number of unearned/unvested PSUs can be found in the Outstanding Equity Awards at 2025 Fiscal Year-End table. The amounts included assume performance at target, without reference to forecasted achievement. Additionally, the amounts assume that the change in control transaction consideration consists solely of non-cash consideration (if the change in control transaction consideration consists solely of cash consideration, the amounts in the "Change in Control (No Termination)" column would be equivalent to the amounts in the other two columns). The actual number of unearned PSUs that would become earned upon occurrence of the event would be determined by the applicable award agreement and can range from 0% to a maximum of 200% (assuming the highest level of performance) for PSUs for the 2024 – 2026 performance period and from 0% to a maximum of 215% (assuming the highest level of performance) for PSUs for the 2025 – 2027 performance period of the target amount of unearned PSUs. The amounts included assume performance at target, without reference to forecasted achievement. Cash dividend equivalents that have accrued through December 31, 2025 and may also be paid with respect to such shares (to the extent they vest) are as follows: Mr. Austin – $47,983; Ms. Desai – $13,344; Mr. Studer – $11,174; Mr. Ducey – $10,537; and Mr. Wayne – $6,236.

[5] The Employment Agreements do not contain excise tax gross-up provisions. The amounts payable to the NEOs in the event of a change in control may be subject to reduction to the minimum extent necessary to avoid application of the excise tax under Section 4999 of the Code, except that the full amounts will be payable if, after payment by the applicable NEO of the excise tax and all other taxes, the NEO would retain a greater after-tax benefit without such reduction.

Equity Compensation Plan Information

The material features of Quanta's equity compensation plans are described in Notes 2 and 14 to the consolidated financial statements included in Item 8 of Part II of Quanta's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The following table sets forth information as of December 31, 2025 with respect to Quanta's equity compensation plans, each of which have received stockholder approval.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	2,236,644[2]	—[3]	5,091,695[4]
Equity compensation plans not approved by security holders	–	–	–
Total	**2,236,644**[2]	**—**[3]	**5,091,695**[4]

[1] Includes the 2019 Omnibus Plan and, solely with respect to certain awards for which settlement has been deferred according to prior deferral elections, the Quanta Services, Inc. 2011 Omnibus Equity Incentive Plan.

[2] Includes (i) 2,117,439 shares issuable in connection with unvested RSUs and a target amount of unearned and unvested awards of PSUs for the performance periods ending on December 31, 2026 and 2027 that may become earned and vested based upon the satisfaction of 3-year Company performance metrics, and (ii) 119,205 previously vested RSUs and previously earned and vested PSUs for which settlement has been deferred according to prior deferral elections. The performance metrics for the PSUs that are scheduled to be earned and vest on December 31, 2027 are described further in *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Long-Term Incentive Plan.*

[3] RSUs and PSUs do not have exercise prices.

[4] Includes, as of December 31, 2025, shares available under the 2019 Omnibus Plan, which provides that the maximum number of shares of Quanta common stock available for issuance in connection with equity awards granted thereunder is 14,143,034 shares.

Chief Executive Officer Pay Ratio

Summary of Results

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, Quanta is providing the following information about the relationship of the annual total compensation of the median employee of the Company and the annual total compensation of Mr. Austin, Quanta's CEO. For 2025, Quanta's last completed fiscal year:

- the median of the annual total compensation of all employees of Quanta (other than Quanta's CEO) was $102,192;

- the annual total compensation of Quanta's CEO was $15,699,684; and

- based on this information, the ratio of the annual total compensation of Quanta's CEO to the median of the annual total compensation of all employees was 154 to 1.

Identification of Median Employee

The methodology and the material assumptions, adjustments and estimates that we used to identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee, are set forth below.

In order to identify our median employee, we determined that, as of November 30, 2025, our employee population consisted of 65,469 individuals working at the Company and its consolidated subsidiaries, 61,780 of whom were U.S. employees and 3,689 of whom were non-U.S. employees. As permitted under the rule, for purposes of identifying our median employee, we excluded 1,620 non-U.S. employees, or approximately 2.5% of our total employee population set forth above, and after this adjustment our employee population consisted of approximately 63,849 individuals. The excluded countries, along with the number of employees in each country, were as follows: Australia (1,231); Papua New Guinea (2); India (50); Peru (7); Philippines (225); and Trinidad (105). We then compared (i) for U.S. employees, the amount of salary and wages (including overtime) of our employees as reflected in our payroll records and as reported to the Internal Revenue Service on Form W-2 for 2025 and (ii) for non-U.S. employees, base salary and wages (including overtime) as reflected in our human resources and payroll records for each country for 2025. For purposes of the 2025 median employee determination, we utilized the U.S. dollar equivalent of the local currency, based on the average exchange rate for such foreign currency to the U.S. dollar for 2025. We also annualized the compensation of all permanent employees who were newly hired during 2025. We did not utilize any cost-of-living adjustments.

We consistently applied this compensation measure to all employees (other than our CEO) in the employee population. Although we use a variety of pay elements to structure the compensation arrangements of our employees, we believe that the methodology described above is an appropriate, consistently applied compensation measure that provides a reasonable estimate, calculated in a manner consistent with SEC rules based on our payroll and employment records. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported by Quanta, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Median Employee Compensation and CEO Compensation

Quanta's median employee's annual total compensation for 2025 was determined in accordance with the requirements of Item 402(c)(2) (x) of Regulation S-K, resulting in an annual total compensation of $102,192 for 2025. The amount included in the Total column of the 2025 Summary Compensation Table is utilized for the annual total compensation of Quanta's CEO.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, Quanta is providing the following information about the relationship between executive compensation actually paid and the Company's financial performance.

Required Disclosure of Compensation Actually Paid Versus Performance

The following table discloses compensation actually paid, as calculated under applicable SEC rules, for our Chief Executive Officer (referred to in this discussion as our principal executive officer ("PEO")) and our non-PEO NEOs for the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021. Quanta's executive compensation programs have a history of aligning pay and performance. This is demonstrated in the Company-selected measure listed below: AIP Adjusted EBITDA, which focuses on cash-based operating performance and, among other things, encourages our NEOs to grow the Company's business, including through expanding and developing relationships with existing and potential customers and expanding service offerings in existing and adjacent markets, and to more efficiently utilize resources. AIP Adjusted EBITDA represents the largest component of the Company's annual incentive plan for each of the years listed below and represents a primary driver of improvement in ROIC, which is the largest component of the Company's long-term incentive plan for each of the years listed below. For additional detail regarding the overall structure of our annual and long-term incentive plans, see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025*.

| Year | Summary Compensation Table Total for PEO ($) | Compensation Actually Paid to PEO ($)[1] [2] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[3] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($) | AIP Adjusted EBITDA ($)[5] |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
2025	15,699,684	63,353,478	4,117,911	12,671,613	591.12	280.39	1,041,917,000	2,787,013,000
2024	15,626,189	28,071,619	4,557,350	7,566,317	442.11	236.05	927,283,000	2,163,804,000
2023	14,624,532	37,757,134	4,218,658	9,181,936	301.57	164.72	750,689,000	1,930,299,000
2022	12,038,960	39,769,586	4,356,762	10,990,868	198.79	144.05	511,643,000	1,661,473,000
2021	10,967,217	48,236,319	4,353,114	13,991,741	159.50	139.96	491,983,000	1,176,043,000

[1] Our PEO included in the table above for each of 2025, 2024, 2023, 2022 and 2021 is Earl C. Austin, Jr.

[2] The table below sets forth adjustments made to our PEO's and each of our non-PEO NEOs' total compensation reported in the Summary Compensation Table for the year ended 2025 to determine compensation actually paid. Adjustments utilized in 2024 can be found in the Company's 2025 Proxy Statement, adjustments utilized in 2023 can be found in the Company's 2024 Proxy Statement and adjustments utilized in 2022 and 2021 can be found in the Company's 2023 Proxy Statement.

| | 2025 | |
	PEO	Average Non-PEO NEOs
Summary Compensation Table Total	15,699,684	4,117,911
Deduction for Summary Compensation Table Total for Stock Awards	(11,050,345)	(2,186,963)
Increase based on Value of Current Year Awards Outstanding and Unvested at Year End[a]	22,868,538	4,429,353
Increase based on Value of Current Year Awards that Vested in Current Year[a]	–	–
Change in Value from Prior Fiscal Year End for Prior Year Awards Outstanding and Unvested at Year End[a]	13,020,447	2,579,025
Change in Value from Prior Fiscal Year End to Vesting Date for Prior Year Awards that Vested in Current Year[a]	22,815,154	3,732,287
Compensation Actually Paid	63,353,478	12,671,613

[a] The fair value of equity award adjustments for each applicable year were calculated in accordance with FASB ASC 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(3) Reflects the average total compensation of our non-PEO NEOs, as calculated in the Summary Compensation Table for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2025, Jayshree S. Desai, Karl W. Studer, Gerald A. Ducey, Jr. and Donald C. Wayne, for 2024, Jayshree S. Desai, J. Redgie Probst, Karl W. Studer, Gerald A. Ducey, Jr. and Derrick A. Jensen; for 2023, Jayshree S. Desai, J. Redgie Probst, Derrick A. Jensen, Gerald A. Ducey, Jr. and Paul C. Gregory; for 2022, Jayshree S. Desai, Paul C. Gregory, J. Redgie Probst and Derrick A. Jensen; and for 2021, Derrick A. Jensen, Paul C. Gregory, J. Redgie Probst and Donald C. Wayne.

(4) The Company's peer group for purposes of Item 201(e)(ii) of Regulation S-K was utilized for purposes of calculating peer group TSR. Such peer group includes: AECOM, Dycom Industries, Inc., EMCOR Group Inc., Fluor Corporation, Jacobs Solutions Inc., KBR, Inc., MasTec, Inc., MYR Group Inc. and Primoris Services Corporation. In accordance with applicable SEC rules, peer group TSR was calculated on a market capitalization weighted basis according to the respective issuers' stock market capitalization at the beginning of each period for which a return is indicated. TSR for both the Company and the peer group is based on an initial $100 investment, measured on a cumulative basis from the market close on December 31, 2020, through and including the end of the fiscal year for which TSR is being presented in the table, and assumes that all dividends, if any, were reinvested.

(5) AIP Adjusted EBITDA is the financial measure from the tabular list of most important measures shown below, which, in the Company's assessment, represents for 2025 the most important performance measure used to link compensation actually paid to our PEO and non-PEO NEOs to the Company's performance. Adjusted EBITDA is defined in *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025 – Annual Incentive Plan* and is a non-GAAP financial measure. For a reconciliation of AIP Adjusted EBITDA to operating income for the year ended 2025 determined in accordance with GAAP, see Appendix A to this Proxy Statement.

Required Tabular List of Most Important Measures Linking Compensation Actually Paid During 2025 to Company Performance

As required by SEC rules, we disclose below the most important measures used by the Company to link compensation actually paid to our NEOs for 2025 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see *Compensation Discussion & Analysis – Executive Compensation Decisions for 2025*.

2025 Most Important Measures	
AIP Adjusted EBITDA	ROIC
AIP Adjusted EBITDA Margin	Adjusted EPS
Safety Performance	

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The graphs below compare the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, (ii) our peer group TSR, (iii) our net income and (iv) our AIP Adjusted EBITDA, in each case, for the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021.

Compensation Actually Paid versus Company TSR and Peer Group TSR



Compensation Actually Paid versus Net Income



Compensation Actually Paid versus AIP Adjusted EBITDA



ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors unanimously recommends a vote FOR the advisory resolution approving the compensation of Quanta's named executive officers for fiscal year 2025.

The Board is committed to excellence in corporate governance. As part of that commitment, and as required by Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board is providing Quanta's stockholders with an opportunity to act on an advisory vote to approve the compensation of Quanta's NEOs, as described in *Compensation Discussion & Analysis* and in the compensation tables and accompanying narrative disclosure set forth in *Executive Compensation*.

At the 2025 annual meeting of stockholders, approximately 93% of Quanta's stockholders voting on the "say-on-pay" proposal approved the compensation of our NEOs as described in our proxy statement filed with the SEC on April 11, 2025. The Compensation Committee intends to seek stockholder guidance on executive compensation by conducting future advisory votes on executive compensation every year until the next stockholder advisory vote on the frequency of future advisory votes, which is scheduled to occur no later than the 2029 annual meeting of stockholders. We expect that our next advisory "say-on-pay" vote will occur at our 2027 annual meeting of stockholders.

The Compensation Committee establishes, recommends and governs the compensation and benefits policies and actions for the NEOs. The Compensation Committee also designs compensation and benefits to align with Quanta's compensation philosophy, as set forth below.

- Compensation programs are competitive with market, allowing for attraction and retention of key employees.
- Compensation programs should be administered equitably throughout the Company.
- Incentive payouts should vary based on measurable Company performance.
- Compensation decisions should consider the affordability of the compensation programs on an ongoing basis.
- Compensation programs should balance short-term and long-term business interests, stakeholder interests, costs / benefits and motivational value.
- Compensation programs should support Quanta's overall business strategy and reflect an ownership culture.
- Compensation programs should reflect the risk profile of the Company and not motivate outsized risks that could materially impact the business.
- Compensation programs should be able to be communicated transparently to stakeholders.
- Compensation programs are designed and administered to comply with all applicable laws and regulations and should take into account investor and proxy advisor policies.

Quanta's executive compensation program is consistent with our compensation philosophy. In particular, a substantial portion of compensation is linked to performance on the strategic objectives of the Company, with a significant portion of target total direct compensation of NEOs each year being "at-risk," and therefore dependent upon performance against measurable financial and operational incentive targets or upon continued employment and stock price performance during a vesting or performance period. Moreover, equity-based awards play an important role in our executive compensation program, providing alignment with stockholders, creating incentives for the increase of stockholder value and promoting an ownership culture. Finally, Quanta's executive compensation program is designed to reward superior performance and provide for a substantial reduction in earned compensation in the event of underperformance.

Overall, the Compensation Committee believes that the total compensation paid and awarded to Quanta's NEOs in 2025 is reasonable and appropriate. Based on Quanta's continued strong performance, the financial and operational performance targets established for the 2025 annual and long-term incentive plans generally represented meaningful increases as compared to the performance targets established in prior years, as well as record Company performance with respect to financial performance targets.

Annual cash incentives paid under the 2025 annual incentive plan were above target due to continued improvement in financial metrics year-over-year, but such performance was partially offset by below-target performance with respect to safety performance improvement. With respect to long-term equity incentive awards, 60% (or 70% in the case of Messrs. Austin and Studer) of those awards remain subject to a 3-year performance period requiring achievement of certain performance targets, which for the awards granted in 2025 related to ROIC and adjusted EPS metrics, with a relative TSR modifier targeting superior performance against a broad equity market index. The Compensation Committee believes these metrics are strongly connected to stockholder value creation and the overall performance of the Company. The remainder of the long-term equity incentive awards vest over a 3-year period, further aligning NEO compensation and stockholder value and promoting retention.

For these reasons, the Board unanimously recommends that stockholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to Quanta's named executive officers, as described pursuant to the compensation disclosure rules of the Securities and Exchange Commission in Quanta's proxy statement for the 2026 Annual Meeting of Stockholders, including the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure and any related disclosure, is hereby APPROVED."

Advisory approval of the resolution on Quanta's compensation of named executive officers for 2025 requires the affirmative vote of a majority of the voting power of the shares of Quanta common stock present at the Annual Meeting in person or by proxy and that cast a vote on this proposal. The results of this vote are not binding on the Board, whether or not the proposal is adopted. While the resolution is non-binding, the Board values the opinions that stockholders express in their votes and in any additional dialogue. In evaluating the vote on this advisory resolution, the Board intends to consider the voting results in their entirety.

The Board of Directors unanimously recommends a vote FOR the advisory resolution approving the compensation of Quanta's named executive officers for fiscal year 2025.

INDEPENDENT AUDITOR

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm.

The Audit Committee has the ultimate authority and responsibility to directly appoint, compensate, retain, oversee, evaluate and, where appropriate, terminate Quanta's independent registered public accounting firm. The Audit Committee has appointed PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for the fiscal year ending December 31, 2026. PricewaterhouseCoopers LLP has served as Quanta's independent public accounting firm since June 2002.

Prior to selecting an independent registered public accounting firm, the Audit Committee considers the firm's qualifications, independence and performance, as well as the advisability and potential impact of selecting a new independent registered public accounting firm. At least annually the Audit Committee also obtains and reviews a report from its current independent registered public accounting firm describing (1) its internal quality control procedures, (2) any material issues raised by their most recent quality-control review (whether internal or peer review) or by any governmental or professional authority inquiry or investigation, within the preceding five years and with respect to an independent audit carried out by the firm, along with any steps taken to deal with any such issues, and (3) all relationships between the firm and Quanta. Additionally, when assessing the public accounting firm's independence, the Audit Committee reviews all audit and non-audit services provided by the firm in the prior fiscal year. For further information regarding the services provided by PricewaterhouseCoopers LLP during fiscal year 2025, see Audit Fees below.

In accordance with SEC rules, audit partners for independent registered public accounting firms are also subject to rotation requirements that limit the number of consecutive years an individual partner may serve in certain roles. For lead and concurring audit partners, the maximum is five consecutive years of service. We select the lead partner from our independent registered public accounting firm pursuant to this rotation policy following meetings with potential candidates and discussions between the Audit Committee and management.

We are asking our stockholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Audit Committee is submitting the appointment of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate practice. In the event the stockholders do not ratify the appointment, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of Quanta and its stockholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will be provided an opportunity to make a statement, if they choose, and to respond to appropriate questions.

Ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm requires the affirmative vote of a majority of the voting power of the shares of Quanta common stock present at the Annual Meeting in person or by proxy and that cast a vote on this proposal.

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm.

Audit Committee Report

The Audit Committee is composed of three independent directors and operates under a formal written charter adopted by the Board of Directors.

As members of the Audit Committee, our primary purpose is to assist with the Board of Directors' oversight of (i) the integrity of Quanta's financial statements, (ii) Quanta's compliance with applicable legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications and independence, (iv) the performance of Quanta's internal audit function and independent auditors, (v) the Company's systems of disclosure controls and procedures, (vi) the Company's internal controls over financial reporting and (vii) compliance with ethical standards adopted by the Company. The Audit Committee is solely responsible for the appointment and compensation of Quanta's independent registered public accounting firm. Management is responsible for Quanta's financial reporting processes, including its system of internal controls, and for the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States. Quanta's independent registered public accounting firm is responsible for expressing an opinion as to whether the consolidated financial statements are free of material misstatements based on their audit. Our responsibility is to monitor and review these processes. In carrying out our role, we rely on Quanta's management and independent registered public accounting firm.

We have reviewed and discussed Quanta's audited consolidated financial statements with management. Management has confirmed to us that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

In addition, we have discussed with PricewaterhouseCoopers LLP, Quanta's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

We have received written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with us concerning independence, and we have discussed with PricewaterhouseCoopers LLP its independence from Quanta.

Based on our review and discussions referred to above, we recommended to Quanta's Board of Directors that Quanta's audited consolidated financial statements be included in Quanta's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the Securities and Exchange Commission.

Worthing F. Jackman, Chairman
Warner L. Baxter
Holli C. Ladhani

Audit Fees

The Audit Committee of the Board has adopted a policy requiring pre-approval by the Audit Committee of all audit and permissible non-audit services to be provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. On an annual basis, the Audit Committee reviews and, as it deems appropriate, pre-approves the particular services to be provided by our independent registered public accounting firm and establishes specific budgets for each service. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee must be informed promptly of the provision of each service that is permitted by the pre-approval policy. In addition, the Audit Committee may periodically revise the list of pre-approved services and related fee levels based on subsequent determinations. Any services expected to exceed pre-approved fee levels require the specific pre-approval of the Audit Committee. The Audit Committee may delegate pre-approval authority to one or more of its members.

The following table details the aggregate fees for professional services provided by PricewaterhouseCoopers LLP, our independent registered public accounting firm, for fiscal years 2025 and 2024:

	2025	2024
Audit Fees[1]	$8,890,022	$7,749,362
Audit-Related Fees[2]	30,000	–
Tax Fees[3]	–	–
All Other Fees[4]	162,132	82,273
Total	$9,082,154	$7,831,635

[1] Represents fees for professional services rendered for the audit of our annual consolidated financial statements, review of our interim consolidated financial statements, incremental audit fees pertaining to acquisitions and entity restructurings, review of registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings, evaluation of the effectiveness of Quanta's internal control over financial reporting, and statutory audits, statutory compliance reviews and financial statement audits of certain of our subsidiaries, as well as out-of-pocket expenses incurred in the performance of audit services.

[2] Represents fees for professional services rendered for other assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, including fees for consultations related to the impact of final or proposed rules, standards or interpretations by the SEC, Financial Accounting Standards Board or other regulatory or standard-setting bodies.

[3] Represents fees for professional services rendered for tax planning, compliance and advice related to U.S. federal, state and local matters, international matters, review of U.S. federal, state and local and international tax returns and consulting and implementation of certain tax restructuring transactions.

[4] Represents consulting fees associated with management's implementation of accounting software and fees for accounting research and disclosure software tools.

The Audit Committee has reviewed the services performed by PricewaterhouseCoopers LLP and the related fees and has considered whether the provision of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining independence of PricewaterhouseCoopers LLP. During 2025, no fees for services outside the scope of audit, review, or attestation that exceed the waiver provisions of 17 CFR 210.2-01(c)(7)(i)(C) were approved by the Audit Committee.

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of March 26, 2026, unless otherwise indicated, with respect to each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of Quanta common stock. Except as indicated otherwise, the beneficial owners named below have sole voting and investment power with respect to the shares indicated as beneficially owned.

Name and Address of Beneficial Owner	Title of Class	Number of Shares of Quanta Common Stock Beneficially Owned	Percent of Class[1]
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	Common Stock	18,143,230[2]	12.1%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	Common Stock	11,168,211[3]	7.4%
JPMorgan Chase & Co. 383 Madison Avenue New York, New York 10179	Common Stock	7,597,939[4]	5.1%

[1] The percent of class beneficially owned is calculated based on 150,056,336 shares of Quanta common stock issued and outstanding as of March 26, 2026. In addition, if a person has the right to acquire beneficial ownership of shares within 60 days following March 26, 2026, those shares are deemed beneficially owned by that person as of that date and are deemed to be outstanding solely for the purpose of determining the percentage of Quanta common stock owned. Those shares are not included in the computations for any other person.

[2] The Vanguard Group, Inc. reported on Schedule 13G/A (Amendment No. 16) filed with the SEC on October 30, 2025 that, as of September 30, 2025, it held sole dispositive power over 16,739,075 shares, shared voting power over 889,164 shares, and shared dispositive power over 1,404,155 shares. On March 27, 2026, Vanguard Group, Inc. reported on Schedule 13G/A (Amendment No. 17), that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Company securities beneficially owned by various Vanguard subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, will report beneficial ownership separately (on a disaggregated basis).

[3] BlackRock, Inc. reported on Schedule 13G/A (Amendment No. 15) filed with the SEC on January 26, 2024 that, as of December 31, 2023, it had sole voting power with respect to 10,081,401 shares and sole dispositive power over all 11,168,211 shares. Certain subsidiaries of BlackRock, Inc. are listed on Appendix A to the Schedule 13G/A as having acquired reported shares.

[4] JPMorgan Chase & Co. reported on Schedule 13G filed with the SEC on October 10, 2024 that, as of September 30, 2024, it had sole voting power with respect to 6,947,620 shares, shared voting power with respect to 7,961 shares, sole dispositive power over 7,573,895 shares and shared dispositive power with respect to 3,021 shares. Certain subsidiaries of JPMorgan Chase & Co. are listed on Appendix A to the Schedule 13G as having acquired reported shares.

Security Ownership of Management

The following table sets forth, as of March 26, 2026, the number of shares of Quanta common stock beneficially owned by (i) each of our directors and director nominees, (ii) each of our NEOs listed in the 2025 Summary Compensation Table and (iii) all of our directors and executive officers as a group. Unless otherwise noted, the address of each beneficial owner is c/o Quanta Services, Inc., 2727 North Loop West, Houston, Texas 77008.

Name of Beneficial Owner	Number of Shares of Quanta Common Stock Beneficially Owned[1]	
	Number[2]	Percent of Class
Non-Employee Directors and Director Nominees:[3]		
Bernard Fried	36,711[4][5]	*
Doyle N. Beneby	28,787	*
Worthing F. Jackman	12,419[4]	*
Martha B. Wyrsch	7,558	*
Holli C. Ladhani	4,184	*
R. Scott Rowe	2,709[4]	*
Raúl J. Valentín	1,463	*
Warner L. Baxter	622	*
Jo-ann M. dePass Olsovsky	622	*
Joseph Kim	—	*
Named Executive Officers:		
Earl. C. (Duke) Austin, Jr.	707,757[5][6]	*
Jayshree Desai	50,452[6]	*
Donald Wayne	36,483[6]	*
Karl W. Studer	28,929[6]	*
Gerald A. (BJ) Ducey, Jr.	20,210[6]	*
All directors and current executive officers as a group (15 persons)	949,397[4][5][6]	0.6%

* Percentage of shares does not exceed 1%.

[1] The percent of class beneficially owned is calculated based on 150,056,336 shares of Quanta common stock issued and outstanding as of March 26, 2026, adjusted as required by the rules promulgated by the SEC. Shares of Quanta common stock that may be acquired upon vesting of RSUs within 60 days of March 26, 2026 and vested equity awards that are not yet settled are deemed outstanding and beneficially owned by the person holding such RSUs for purposes of computing the number of shares and percentage beneficially owned, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

[2] Except as otherwise indicated, the persons named have sole voting and investment power with respect to all shares of Quanta common stock shown as beneficially owned by them, subject to community property laws where applicable.

[3] Mr. Austin is an executive officer and director of Quanta, but his beneficial ownership is reported with the executive officers.

[4] Includes RSUs and PSUs for which settlement has been or will be deferred, pursuant to the deferred compensation plans maintained by Quanta as follows: 19,573 units for Mr. Fried; 10,489 units for Mr. Jackman; 971 units for Mr. Rowe and 31,049 units for all directors and executive officers as a group.

[5] Includes shares held by family members or family trusts or family limited partnerships as to which the named person and his or her spouse have shared voting and investment power as follows: 12,355 shares for Mr. Fried; 20,000 shares for Mr. Austin; and 32,355 shares for all directors and executive officers as a group.

[6] Does not include shares underlying PSUs that vest only to the extent performance objectives are achieved as follows: 82,912 units for Mr. Austin; 20,432 units for Ms. Desai; 8,469 units for Mr Wayne; 20,479 units for Mr. Studer; 10,825 units for Mr. Ducey; and 146,868 units for all directors and current officers as a group.

Employee, Officer and Director Hedging

Under Quanta's Insider Trading Policy, the Company's directors and executive officers, certain other Company employees, designated by virtue of their position and access to material nonpublic information, and certain of their respective family members are prohibited from entering into certain specified transactions in securities of the Company. Family members include those who reside with the director or employee and those who do not live in their household but whose transactions are directed by or subject to their influence or control.

The prohibited transactions include short sales, puts, calls or other derivative securities, on an exchange or in any other organized market, as well as hedging, monetization transactions or similar arrangements, such as prepaid variable forwards, forward sale contracts, equity swaps, collars, zero-cost collars and other derivative transactions. These prohibitions apply to transactions involving all Company securities, including Quanta common stock, options to purchase Quanta common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's securities.

CERTAIN TRANSACTIONS

Related Party Transactions

North Houston Pole Line, LP ("North Houston") and Digco Utility Construction, L.P. ("Digco"), each a wholly-owned subsidiary of Quanta, are party to certain facility leases with C4 Texas RE, LLC ("C4"), which is owned by Earl C. (Duke) Austin, Jr., who is our President, Chief Executive Officer and a director. During 2025, these subsidiaries of Quanta paid an aggregate of $516,960 to C4 in rent expense to these leases. These leases have terms through August 2026, and as of December 31, 2025 provided for aggregate remaining lease obligations of $344,617 through the conclusion of the lease terms. In addition, North Houston is a party to a facility lease with Mr. Austin and paid Mr. Austin $174,240 in rent expense for 2025 related to this lease. As of December 31, 2025, the aggregate remaining lease obligations under this lease were $116,160 through the conclusion of the lease term in August 2026. Further, North Houston is a party to a facility lease with Mr. Austin's father and paid Mr. Austin's father $217,800 in rent expense for 2025 related to this lease. As of December 31, 2025, the aggregate remaining lease obligations under this lease were $145,200 through the conclusion of the lease term in August 2026. Additionally, over the term of these leases, North Houston and Digco have incurred certain costs associated with necessary leasehold improvements to these properties These leases relate primarily to facilities that were occupied by North Houston when Quanta acquired North Houston in 2002. Based upon an independent market valuation, we believe that the rental rates of these leases are aligned with fair market value.

Certain wholly-owned subsidiaries of Quanta are party to certain facility leases with Three String Holdings, LLC ("Three String"), an entity which is partially owned by Karl Studer, who serves as our President—Electric Power. During 2025, these subsidiaries of Quanta paid an aggregate of $1,097,143 to Three String in rent expense related to these leases and, over the term of the leases, the subsidiaries have incurred certain costs associated with necessary leasehold improvements to these properties. These leases have terms extending through October 2028, and as of December 31, 2025, provided for aggregate remaining lease obligations of $1,844,018 through the conclusion of the lease terms. In addition, certain Quanta subsidiaries are party to property leases with Kilo & Echo, LLC ("Kilo"), an entity which is partially owned by Mr. Studer, and paid Kilo $874,686 in rent expense for 2025 related to these leases. As of December 31, 2025, the remaining lease obligations under these leases were $258,500 through the conclusion of the lease term in December 2029. Further, certain wholly-owned Quanta subsidiaries are party to certain facility leases with PSB Holdings, LLC ("PSB"), an entity which is partially owned by Mr. Studer. During 2025, these subsidiaries of Quanta paid an aggregate of $130,500 to PSB in rent expense related to these leases. Two of the leases have terminated, the remaining lease has a term extending through May 2027, and as of December 31, 2025, provided for remaining lease obligations of $76,500. Additionally, another wholly-owned subsidiary of Quanta is party to a facility lease with P&C Investments, LLC. ("P&C"), which is partially owned by Mr. Studer, and paid P&C $126,000 in rent expense related to the lease. Further, certain wholly-owned Quanta subsidiaries are party to aircraft dry lease agreements with Wasatch Aviation 1, LLC ("Wasatch") that provide for certain business and operational-related travel, and subsidiaries of Quanta paid an aggregate of $2,073,082 in 2025 to Wasatch under these leases. Based upon an independent market valuation, we believe that the rental rates of these leases are aligned with fair market value.

Additionally, during 2025, Quanta employed Colton Austin, the son of Mr. Austin. Colton Austin received an aggregate of $384,750 from Quanta including base salary, non-equity incentive compensation and other compensation and was granted 602 RSUs. Also during 2025, Quanta employed Cade Austin, the son of Mr. Austin. Cade Austin received an aggregate of $125,186 from Quanta including base salary, non-equity incentive compensation and other compensation and was granted 139 RSUs by Quanta. Additionally, in 2025 North Houston employed Cross Austin, the son of Mr. Austin. Cross Austin received an aggregate of $261,636 from North Houston including base salary, non-equity incentive compensation and other compensation and was granted 205 RSUs by Quanta. During 2025, Quanta employed Elyse Austin, the daughter-in-law of Mr. Austin. Elyse Austin received an aggregate of $178,139 from Quanta including base salary, non-equity incentive compensation and other compensation and was granted 79 RSUs by Quanta. Additionally, in 2025 Quanta employed Cabot Jackman, the son of Worthing Jackman, who is a current director and director nominee. Cabot Jackman received an aggregate of $135,055 from Quanta, including base salary, non-equity incentive compensation and other compensation and was granted 92 RSUs by Quanta. During 2025, Summit Line Construction, Inc. ("Summit"), a Quanta operating company, employed Andrew Hubbard, the brother-in-law of Mr. Studer. Andrew Hubbard received an aggregate of $180,235 from Summit including base salary, non-equity incentive compensation and other compensation and was granted 137 RSUs. Also during 2025, FiberTel, LLC, a Quanta operating company employed Clayton Hubbard, the brother-in-law of Mr. Studer. Clayton Hubbard received an aggregate of $154,021 from FiberTel, LLC including base salary, non-equity incentive compensation and other compensation and was granted 34 RSUs. For each of Colton Austin, Cade Austin, Cross Austin, Elyse Austin, Cabot Jackman,

Andrew Hubbard and Clayton Hubbard, the RSUs had a grant date fair value of $258.96 per share, vest in three equal annual installments beginning in the first quarter of 2026 and were granted on the same terms and conditions as RSUs granted to other U.S. employees in 2025.

Additionally in 2025, SAP Holdings, LLC, which is partially owned by Earl C. (Duke) Austin, Jr. and Karl Studer, engaged certain Quanta wholly-owned subsidiaries to perform approximately $398,646 in services on certain properties indirectly owned by SAP Holdings, LLC. Such services were provided at market rates, in line with rates for services for unrelated third parties.

Review of Related Party Transactions

We have a written policy and procedures for the review, approval and ratification of transactions with related persons. Under our policy, related persons include, among others, our executive officers and corporate employees, certain employees of our subsidiaries, directors, principal stockholders, and immediate family members of such persons. The transactions covered under our policy generally include any business transaction between Quanta and a related person, including, among others, the lease of real property from a related person, the employment of a related person, the sale of inventory or supplies to or the purchase of inventory or supplies from a related person, and the supply of services to or receipt of services from a related person. Related party transactions involving an amount exceeding $120,000 and in which any of our directors, director nominees, executive officers, beneficial owners of greater than five percent (5%) of any class of our voting securities, or any immediate family members of the foregoing may have an interest require the approval of the Audit Committee. In considering the approval of any related party transaction, a legitimate business case must be presented that includes, among other things, whether the transaction terms are no less favorable than the terms generally available to an unaffiliated third party, the materiality of the transaction and the reasons that the transaction is beneficial to Quanta.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file various reports with the SEC concerning their holdings of, and transactions in, our securities. Copies of these filings must be furnished to us. Based solely on our review of the copies of those forms furnished to us and written certifications from our directors and executive officers, we believe that, during 2025, all of our directors and executive officers were in compliance with the applicable filing requirements.

GENERAL INFORMATION

Questions and Answers about the Annual Meeting

What is the purpose of the Annual Meeting?

The Annual Meeting will be Quanta's regular annual meeting of stockholders, and stockholders will be asked to vote on the following matters:

- election of ten directors nominated by Quanta's Board;
- approval, by non-binding advisory vote, of the compensation of Quanta's named executive officers for 2025; and
- ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2026.

How does the Board recommend that stockholders vote?

The Board recommends that stockholders vote as follows:

- FOR the election of all nominees as directors;
- FOR the advisory resolution approving the compensation of Quanta's named executive officers for 2025; and
- FOR ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm for fiscal year 2026.

When and where is the Annual Meeting?

The Annual Meeting will be held at the Company's corporate headquarters, located at 2727 North Loop West, Houston, Texas 77008, on May 21, 2026 at 8:30 a.m. local time. As always, we encourage you to vote your shares prior to the Annual Meeting.

Who can attend the Annual Meeting?

All stockholders of record as of April 2, 2026, or their duly appointed proxies, may attend the Annual Meeting, and each may be accompanied by one guest. Seating, however, is limited. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:00 a.m. on May 21, 2026. Each stockholder will be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. To obtain directions to the Annual Meeting, please contact our Corporate Secretary at (713) 629-7600.

If you hold your shares in "street name" (that is, through a broker, bank or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Holders of record of Quanta common stock at the close of business on April 2, 2026, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting, or at any adjournments or postponements of the Annual Meeting, unless a new record date is then set. As of April 2, 2026, there were 150,056,720 shares of Quanta common stock outstanding and entitled to vote.

What are the voting rights of the holders of Quanta common stock?

Each share of Quanta common stock is entitled to one vote on each matter on which it may vote. The required vote to approve each item to be voted on at the Annual Meeting is described below.

What vote is required to approve each item to be voted on at the Annual Meeting?

Directors are elected by a majority of the votes cast with respect to such director in uncontested elections, such that a nominee for director will be elected to the Board if the votes cast FOR the nominee's election exceed the votes cast AGAINST such nominee's election. Abstentions and broker non-votes are not counted as votes cast for purposes of the election of directors and, therefore, will have no effect on the outcome of such election. Even if an incumbent nominee is not re-elected, he or she will remain in office as a director until his or her earlier resignation or removal. Each of the current director nominees has signed a letter of resignation that will be effective if the nominee is not re-elected at the Annual Meeting and the Board accepts the resignation following the Annual Meeting. If an incumbent nominee is not re-elected, the Board will decide whether to accept the director's resignation in accordance with the procedures listed in Quanta's Corporate Governance Guidelines, which are available in the Investors / Governance section of our website at www.quantaservices.com.

Advisory approval of the resolution on Quanta's executive compensation and ratification of the appointment of PricewaterhouseCoopers LLP as Quanta's independent registered public accounting firm will be decided by a majority of the votes cast with respect to such matter, such that votes cast FOR the proposal must exceed the votes cast AGAINST the proposal for the proposal to succeed. Abstentions and broker non-votes are not counted as votes cast for purposes of these proposals and will have no effect on the outcome of the vote on such proposals. Additionally, with respect to approval of the resolution on Quanta's executive compensation, the results of the vote are not binding on the Board, whether or not the proposal is adopted by the aforementioned voting standard. In evaluating the vote on this resolution, the Board intends to consider the voting results in their entirety.

Any other matter properly brought before the Annual Meeting will be decided by the affirmative vote of a majority of the votes cast with respect to the matter.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

In accordance with SEC rules, we are providing access to our proxy materials over the Internet. As a result, we have sent to most of our stockholders a notice instead of a paper copy of the proxy materials. The notice contains instructions on how to access the proxy materials over the Internet and how to request a paper copy. In addition, stockholders may request to receive future proxy materials in printed form by mail or electronically by e-mail. A stockholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

Why didn't I receive a notice in the mail regarding the Internet availability of proxy materials?

We are providing certain stockholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a notice. If you would like to reduce the costs incurred by Quanta in printing and mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card to vote using the Internet. When prompted, indicate that you agree to receive or access stockholder communications electronically in the future.

Can I vote my stock by completing and returning the notice?

No. The notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card, or by submitting a ballot in person at the Annual Meeting.

How can I access the proxy materials over the Internet?

Your notice or proxy card will contain instructions on how to view our proxy materials for the Annual Meeting on the Internet. Our proxy materials are available at www.proxydocs.com/PWR.

How do I vote?

You may vote by any of the following methods:

(i) *Internet.* Vote on the Internet at www.proxypush.com/PWR. This website also allows electronic proxy voting using smartphones, tablets and other web-connected mobile devices (additional charges may apply pursuant to your service provider plan). Simply follow the instructions on the notice, or if you received a proxy card by mail, follow the instructions on the proxy card and you can confirm that your vote has been properly recorded. If you vote on the Internet, you can request electronic delivery of future proxy materials. Internet voting facilities for stockholders will be available 24 hours a day and will close at the start of the Annual Meeting for stockholders of record and at 11:59 p.m. (Eastern Time) on May 20, 2026 if you hold your shares in "street name."

(ii) *Telephone.* Vote by telephone by following the instructions on the notice or, if you received a proxy card, by following the instructions on the proxy card. Easy-to-follow voice prompts allow you to vote your stock and confirm that your vote has been properly recorded. Telephone voting facilities for stockholders will be available 24 hours a day and will close at the start of the Annual Meeting for stockholders of record and, in certain circumstances, depending on proxy intermediary, at 11:59 p.m. (Eastern Time) on May 20, 2026 if you hold your shares in "street name."

(iii) *Mail.* If you received a proxy card by mail, vote by mail by completing, signing, dating and returning your proxy card in the pre-addressed, postage-paid envelope provided. If you vote by mail and your proxy card is returned unsigned, then your vote cannot be counted. If you vote by mail and the returned proxy card is signed without indicating how you want to vote, then your proxy will be voted as recommended by the Board. If mailed, your completed and signed proxy card must be received by May 20, 2026.

(iv) *Meeting.* You may attend and vote at the Annual Meeting. The Board recommends that you vote using one of the first three methods discussed above, as it is not practical for most stockholders to attend and vote at the Annual Meeting. Using one of the first three methods discussed above to vote will not limit your right to vote at the Annual Meeting if you later decide to attend in person. If your stock is held in street name (for example, held in the name of a bank, broker, or other nominee), you must obtain a proxy executed in your favor from your bank, broker or other holder of record to be able to vote in person at the Annual Meeting.

If I vote by telephone or Internet and received a proxy card in the mail, do I need to return my proxy card?

No, you do not need to return your proxy card if you vote by telephone or Internet.

If I vote by mail, telephone or Internet, may I still attend the Annual Meeting?

Yes, you may attend the Annual Meeting even if you have voted by mail, telephone or Internet.

Can I change my vote?

Yes. You may revoke your proxy before the voting polls are closed at the Annual Meeting, by the following methods:

- voting at a later time by Internet on the website www.proxypush.com/PWR as described above;
- voting at a later time by telephone, following the instructions included with your notice or proxy card, as described above;
- voting in person, or giving notice to the inspector of elections, at the Annual Meeting; or
- signing, dating and delivering to Quanta's Corporate Secretary a proxy with a later date or a written revocation of your most recent proxy.

The powers of the proxy holders will be revoked with respect to your shares if you attend the Annual Meeting in person and vote your shares in person by completing a written ballot. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy. If you hold your shares in street name and you instruct your broker, bank or other nominee how to cast votes on your behalf, you may later revoke your voting instructions by informing the holder of record in accordance with that entity's procedures.

What is the effect of an advisory vote?

Because your vote with respect to approval of our named executive officer compensation is advisory, the voting results will not be binding upon the Board. However, our Compensation Committee and the Board will take the outcome of the vote into account when considering future compensation arrangements for our executive officers.

What constitutes a quorum?

The holders of shares representing a majority of the aggregate outstanding shares entitled to vote must be present, in person or by proxy, to constitute a quorum to transact business at the Annual Meeting. As of April 2, 2026, there were 150,056,720 shares of Quanta common stock outstanding and entitled to vote.

Your stock is counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by Internet, telephone or mail. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum at the Annual Meeting.

What are broker non-votes?

The NYSE permits brokers to vote their customers' stock held in street name on routine matters, such as the ratification of the appointment of our independent registered public accounting firm, when the brokers have not received voting instructions from their customers. However, the NYSE does not allow brokers to vote their customers' shares held in street name on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the broker is unable to vote are called broker non-votes.

What routine matters will be voted on at the Annual Meeting?

Ratification of the appointment of our independent registered public accounting firm is the only matter to be voted on at the Annual Meeting on which brokers may vote in their discretion on behalf of customers who have not provided voting instructions.

What non-routine matters will be voted on at the Annual Meeting?

The election of directors and the advisory vote on executive compensation are non-routine matters on which brokers are not allowed to vote unless they have received voting instructions from their clients.

What is the effect of not casting a vote?

If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the matters that properly come before the Annual Meeting. If you hold your shares in street name, and you do not instruct your broker, bank or other nominee how to vote in the election of directors, the advisory vote to approve executive compensation or any other non-routine matter, no votes will be cast on your behalf on such matters, but your broker, bank or other nominee will continue to have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm.

Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K or an amendment thereto timely filed with the SEC. You may access or obtain a copy of this and other reports free of charge on the

Company's website at www.quantaservices.com or by contacting our investor relations department at investors@quantaservices.com. Also, the referenced Current Report on Form 8-K, any amendments thereto and other reports filed by Quanta with the SEC are available to you on the SEC's website at www.sec.gov.

Who conducts and pays for the proxy solicitation related to the Annual Meeting?

The proxies being solicited hereby are being solicited by Quanta on behalf of the Board. These and other costs of soliciting proxies hereby, which may include the cost of preparing, printing and mailing the proxy materials, will be borne by Quanta. Our officers, directors and employees may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, facsimile, postings on our website or other electronic means. We will also request banks, brokers and other custodians, nominees and fiduciaries to forward proxy materials to beneficial owners of Quanta common stock and obtain their voting instructions. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of Quanta common stock.

Can I get more than one copy of the proxy materials if multiple stockholders are located at my address?

In some instances, only one Proxy Statement and annual report is being delivered to multiple stockholders sharing an address unless we have received contrary instructions from one of those stockholders. Quanta undertakes to promptly deliver upon written or oral request a separate copy of such materials to any stockholder at a shared address to which a single copy of the documents was delivered. Stockholders sharing an address may also request delivery of a single copy of the proxy materials, but in such event will still receive separate proxies for each account. To request separate or single delivery of these materials now or in the future, stockholders should notify Quanta by contacting the Corporate Secretary in writing at Quanta Services, Inc., 2727 North Loop West, Houston, Texas 77008 or by phone at (713) 629-7600.

What if I receive more than one proxy card?

If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one proxy card. We encourage you to vote each proxy card that you receive.

Stockholder Proposals and Nominations of Directors for the 2027 Annual Meeting

Stockholders who desire to submit a proposal for inclusion in Quanta's proxy materials for the 2027 annual meeting of stockholders may do so by complying with the procedures set forth in Rule 14a-8 of the Exchange Act. To be eligible for inclusion in our proxy materials under Rule 14a-8, stockholder proposals must be received by Quanta's Corporate Secretary at our principal executive offices no later than December 11, 2026. Stockholder proposals should be addressed to Corporate Secretary, Quanta Services, Inc., 2727 North Loop West, Houston, Texas 77008.

Under our bylaws, with respect to any stockholder proposal that is not submitted for inclusion in next year's proxy statement under Rule 14a-8, but instead is proposed to be presented directly at our 2027 annual meeting, and with respect to any stockholder nominees for director election, a stockholder's notice must be received by our Corporate Secretary at the address of our principal executive offices set forth above not earlier than January 21, 2027 and not later than February 20, 2027 (unless the 2027 annual meeting date is before April 21 or after June 20 in which case we must receive such notice not earlier than the close of business 120 days before such annual meeting date and not later than the close of business on the later of 90 days before such annual meeting date or 10 days after we first publicly announce the date of such annual meeting). However, if the number of directors to be elected at the 2027 annual meeting of stockholders is increased and creates a vacancy and we do not publicly announce the nominee(s) for the new directorship(s) by February 10, 2027, a stockholder's notice solely with respect to nominee(s) for the additional directorship(s) must be received by our Corporate Secretary not later than 10 days after we first publicly announce the increase in the number of directors.

Pursuant to the proxy access provisions in our bylaws, a stockholder or group of up to 20 stockholders owning in the aggregate 3% or more of Quanta's common stock continuously for at least three years may nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the stockholder(s) and nominee(s) satisfy the requirements included in our bylaws. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2027 annual meeting of stockholders, Quanta's Corporate Secretary must receive proper written notice of such nomination no later than the close of business on December 11, 2026, and no earlier than November 11, 2026 and such nomination must otherwise comply with our bylaws.

In addition to satisfying the requirements under our bylaws, to comply with the universal proxy rules stockholders who intend to solicit proxies in support of director nominees other than Quanta's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, including providing a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares of Quanta's common stock entitled to vote on the election of directors in support of director nominees other than Quanta's nominees, as required by Rule 14a-19(b), no later than March 22, 2027.

Any such stockholder proposal and director nomination must comply in all respects with the specific requirements included in our bylaws and we reserve the right to reject, rule out of order, or take other appropriate action with respect to any director nomination or stockholder proposal that does not comply with these requirements, our bylaws or other applicable requirements. Our bylaws are

available in the Investors / Governance section of our website at www.quantaservices.com. If a stockholder's notice regarding a stockholder proposal or director nomination is received after the applicable deadline, our proxy materials for the 2027 annual meeting of stockholders may confer discretionary authority to vote on such matter without any discussion of the matter in the proxy statement for our 2027 annual meeting of stockholders.

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with the solicitation of proxies for our 2027 annual meeting of stockholders.

ADDITIONAL INFORMATION

Other Matters

As of the date of this Proxy Statement, the Board does not know of any other matter that will be brought before the Annual Meeting. Pursuant to Quanta's bylaws, additional matters may be brought only by or at the direction of the Board. However, if any other matter properly comes before the Annual Meeting, or any adjournment or postponement thereof, the person or persons voting the proxies will vote on such matters as recommended by the Board or, if no recommendation is given, in accordance with their best judgment and discretion.

By Order of the Board of Directors,

Matthew D. McCoy
Corporate Secretary
Houston, Texas
April 10, 2026

APPENDIX A

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA for 2025 Annual Incentive Plan
For the Twelve Months Ended December 31, 2025
(In thousands)
(Unaudited)

Operating Income (GAAP as reported)	**$1,611,509**
Depreciation expense	411,538
Amortization of intangible assets	498,795
Non-cash stock-based compensation	181,947
Interest, income taxes, depreciation and amortization included in equity in earnings of integral unconsolidated affiliates	28,014
Fair value adjustments to deferred compensation liabilities included within operating income	16,586
Deferred compensation supplemental death benefit	2,800
Dividend on cost method investment	3,989
Non-controlling interests	(13,540)
AIP EBITDA	**$2,741,638**
Pre-approved adjustments related to operating activities affecting net income:	
Acquired businesses post acquisition results	(116,976)
Acquisition and integration costs[1]	94,109
Unforecasted healthcare expense	49,857
Increase in fair value of contingent consideration liabilities associated with acquired businesses[2]	31,203
Gains on sales of property and equipment (net of impairment charges and other costs associated with terminated activities)	(4,996)
Foreign currency exchange rate fluctuations	(6,081)
Other	(1,347)
Effect on EBITDA of iterative adjustment to final bonus attainment	(394)
AIP Adjusted EBITDA	**$2,787,013**

(1) Amount includes $19.6 million that, pursuant to an acquisition purchase agreement, were or will be withheld from the sellers' proceeds, to be paid to certain employees upon satisfaction of post-closing service obligations.

(2) Amount represents change in fair value of contingent consideration liabilities associated with certain acquired businesses, which fluctuates depending on the performance in post-acquisition periods of such acquired businesses, the effect of present value accretion on fair value calculations, and in certain cases, management discretion.


Adjusted EBITDA Margin for 2025 Annual Incentive Plan
For the Twelve Months Ended December 31, 2025
(In thousands, except percentage information)
(Unaudited)


Revenues (GAAP as reported)	**$28,479,697**
Pre-approved adjustments:	
Current year acquired company results not included in the budget	(709,765)
Foreign currency fluctuations	(61,536)
Adjusted Revenues	**$27,708,396**
AIP Adjusted EBITDA (see reconciliation above)	**$ 2,787,013**
AIP Adjusted EBITDA Margin	**10.06%**

QUANTA

2727 NORTH LOOP WEST
HOUSTON, TX 77008
713.629.7600
QUANTASERVICES.COM